Exhibit 99.1

SENIOR NOTES INDENTURE

Dated as of August 21, 2024

Among

ATS CORPORATION

THE GUARANTORS LISTED ON THE SIGNATURE PAGES HERETO

and

Computershare Trust Company of Canada,

as Trustee

6.50% SENIOR NOTES DUE 2032

i

Exhibit A	Form of Note
Exhibit B	Form of Institutional Accredited Investor Transferee Letter of Representation
Exhibit C	Form of Supplemental Indenture to Be Delivered by Subsequent Guarantors

SENIOR NOTES INDENTURE, dated as of August 21, 2024, among ATS Corporation, an Ontario corporation (the “Company”), the Guarantors listed on the signature pages hereto and Computershare Trust Company of Canada, as Trustee.

W I T N E S S E T H :

WHEREAS, the Company has duly authorized the creation of an issue of $400,000,000 aggregate principal amount of 6.50% Senior Notes due 2032 (the “Initial Notes”); and

WHEREAS, the Company and each of the Guarantors have duly authorized the execution and delivery of this Indenture.

NOW, THEREFORE, the Company, the Guarantors and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders of the Notes.

ARTICLE 1

DEFINITIONS

Section 1.01 Definitions.

“Acquired Debt” means, with respect to any specified Person, (1) Debt of any other Person or any of its Subsidiaries existing at the time such other Person is merged with or into, amalgamated, consolidated or combined with or became a Restricted Subsidiary of such specified Person, (2) Debt assumed in connection with the acquisition of assets from such other Person or (3) Debt secured by a Lien encumbering any assets acquired by such specified Person, in each case, whether or not Incurred by such specified Person in connection with, or in anticipation or contemplation of, such other Person merging with or into, amalgamating, consolidating or combining with or becoming a Restricted Subsidiary of such specified Person. Acquired Debt shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date of consummation of such merger, amalgamation, consolidation or combination or the date such other Person becomes a Restricted Subsidiary and, with respect to clauses (2) and (3) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Additional Notes” means additional Notes (other than the Initial Notes) issued from time to time under this Indenture in accordance with Section 2.01 and Section 4.09, whether or not they bear the same CUSIP number as the Initial Notes.

“Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings that correspond to the foregoing.

“Agent” means any Registrar or Paying Agent.

“Applicable Premium” means, with respect to a Note on any date of redemption, the greater of:

(1) 1.0% of the principal amount of such Note; and

(2) the excess, if any, of (a) the present value as of such date of redemption of (i) the redemption price of such Note on August 21, 2027 (such redemption price being described under Section 3.07), plus (ii) all required interest payments due on such Note through August 21, 2027 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Government of Canada Rate (determined on the second Business Day immediately preceding the redemption date) plus 100 basis points and discounted to the redemption date on a semi-annual basis (assuming a 365-day year), over (b) the then outstanding principal amount of such Note.

The Applicable Premium shall be calculated by the Company, and the Trustee shall have no duty to verify such calculation.

“Asset Acquisition” means:

(1) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into or amalgamated, consolidated or combined with, the Company or any Restricted Subsidiary; or

(2) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any direct or indirect transfer, conveyance, issuance, sale, lease (other than an operating lease entered into in the ordinary course of business) or other disposition (any of the foregoing, a “disposition”), including, without limitation, dispositions pursuant to any merger, amalgamation, plan of arrangement or consolidation or other reorganization, by the Company or any of its Restricted Subsidiaries to any Person in any single transaction or series of related transactions of:

(i)	Capital Interests of any Restricted Subsidiary of the Company (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals pursuant to local law); or

(ii)	any other property or assets;

provided, however, that the term “Asset Sale” shall exclude:

(a)

any sale, amalgamation, conveyance, transfer, lease or other disposition of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole pursuant to Section 5.01 or any disposition that constitutes a Change of Control;

(b)	any transfer, conveyance, sale, lease or other disposition of property or assets having a Fair Market Value of less than U.S.$35.0 million;

(c)	sales or other dispositions of cash or Eligible Cash Equivalents in the ordinary course of business;

(d)	any sale of Capital Interests in, or Debt or other securities of, an Unrestricted Subsidiary;

(e)	the disposition of obsolete or worn out equipment or equipment that is no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries;

(f)	for purposes of Section 4.16 only, the making of a Permitted Investment or Restricted Payment that is permitted pursuant to Section 4.08;

(g)

any trade-in or exchange of assets (including a combination of assets and Cash Equivalents) in exchange for other assets that are related to a Permitted Business of comparable or greater market value or usefulness to the business of the Company and its Restricted Subsidiaries taken as a whole, as determined in good faith by the Company;

(h)	the creation of a Permitted Lien (but not the sale or other disposition of the property subject to such Lien);

(i)

leases or subleases in the ordinary course of business to third Persons not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries and otherwise in accordance with the provisions of this Indenture;

(j)	any disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(k)	dispositions of accounts receivable in connection with the collection or compromise thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(l)	licensing or sublicensing of intellectual property or other general intangibles in the ordinary course of business;

(m)	the issuance of any Preferred Interests of a Restricted Subsidiary of the Company pursuant to Section 4.09;

(n)	foreclosures on assets to the extent it would not otherwise result in a Default or Event of Default;

(o)	a disposition of inventory (including any asset produced under contract or order, or otherwise, for sale to a customer) in the ordinary course of business;

(p)	any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(q)	the unwinding of any Hedging Obligation;

(r)

sales, conveyances, transfers and other dispositions of Investments in joint ventures to the extent permitted by this Indenture and required by customary buy/sell or put/call arrangements between the joint venture parties set forth in joint venture arrangements or similar binding arrangements; provided that the net cash proceeds, if any, received by the Company or any Restricted Subsidiary in connection with any such disposition shall be applied in accordance with Section 4.16;

(s)

the sale of the real estate and buildings thereon (including immaterial personal property located on or in them) that is not material to the business of the Company and the Restricted Subsidiaries taken as a whole, and the Capital Interests of subsidiaries of which all or substantially all of the assets are the type of property described in this clause (s); or

(t)

the sale of property that is not useful in the business of the Company or a Restricted Subsidiary (including Capital Interests of subsidiaries of which all or substantially all of the assets are the type of property described in this clause (t)).

Notwithstanding the foregoing, the Company may voluntarily treat any transaction otherwise exempt from the definition of “Asset Sale” pursuant to clauses (a) through (t) above as an “Asset Sale” by designating such transaction as an Asset Sale for purposes of the Indenture in an Officers’ Certificate delivered to the Trustee.

For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

“Average Life” means, as of any date of determination, with respect to any Debt or Preferred Interests, the quotient obtained by dividing (1) the sum of the products of (a) the number of years from the date of determination to the dates of each successive scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such Debt multiplied by (b) the amount of such principal payment of such Debt or redemption or similar payment with respect to such Preferred Interests by (2) the sum of all such principal payments.

“Bankruptcy Law” means the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and the Winding Up and Restructuring Act (Canada), and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, winding-up, restructuring, examinership or similar debtor relief laws of Canada or the United States of America (including Title 11, United States Code) or other insolvency law in applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“beneficial owner” means any Person who holds a beneficial interest in a Note as shown on the books of the Depository or a Participant.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors or board of managing directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the board of directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members or the managing director or directors thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York, Toronto, Ontario or the city in which the Corporate Trust Office of the Trustee is located are authorized or required by law to close.

“Canadian Securities Laws” means the securities acts or similar statutes of each of the provinces and territories of Canada and all regulations, rules, and blanket orders or rulings thereunder.

“Capital Interests” in any Person means any and all shares, interests (including Preferred Interests), participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than Debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such Person.

“Capital Lease Obligation” means any obligation of a Person under a lease that is required to be capitalized for financial reporting purposes in accordance with IFRS, excluding any leases that would have been classified as, and determined to be, operating leases in accordance with IFRS in effect immediately prior to the implementation of IFRS 16—Leases. The amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with IFRS, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“CDS” means CDS Clearing and Depository Services Inc. and its successors.

“Change of Control” means:

(1)

any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the U.S. Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the U.S. Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company (or its successor by merger, amalgamation, plan of arrangement, consolidation or purchase of all or substantially all of its assets); or

(2)

the merger, amalgamation, consolidation or other combination of the Company with another Person, unless the holders of a majority of the aggregate voting power of the Voting Stock of the Company, immediately prior to such transaction, hold securities of the surviving or transferee Person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving or transferee Person; or

(3)

the direct or indirect sale, assignment, conveyance, transfer, lease or other disposition (other than by way of merger, amalgamation, consolidation or other combination), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the U.S. Exchange Act); or

(4)	the adoption by the Board of Directors or shareholders of the Company of a plan or proposal for the liquidation or dissolution of the Company.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) the Company becomes a direct or indirect wholly-owned subsidiary of a holding company and (2) (a) the direct or indirect holders of the Voting Stock of the ultimate parent holding company immediately following that transaction are substantially the same as the holders of the Company’s Voting Stock immediately prior to that transaction or (b) no “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the U.S. Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the U.S. Exchange Act) of more than 50% of the total voting power of the Voting Stock of such ultimate parent holding company.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a related Rating Decline. Notwithstanding the foregoing, for the avoidance of doubt, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Common Interests” of any Person means Capital Interests in such Person that do not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to Capital Interests of any other class in such Person.

“Company” means the party named as such in the first paragraph of this Indenture or any successor obligor to its obligations under this Indenture and the Notes pursuant to Article 5.

“Consolidated EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period:

(1)	increased (without duplication) by the following items to the extent deducted in calculating such Consolidated Net Income:

(a)	Consolidated Interest Expense;

(b)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries;

(c)	depreciation of such Person and its Restricted Subsidiaries;

(d)	amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries;

(e)	other non-cash charges, but excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges or expenses in any future period;

(f)

any non-recurring fees, expenses or charges related to any offering, repurchase or redemption of Capital Interests, Incurrence of Debt permitted to be Incurred by this Indenture, the early retirement or defeasance of any Debt permitted by this Indenture, Permitted Investments, acquisitions or divestitures (in each case, whether or not successful), including any amendment or modification of any Debt Facility;

(g)

any restructuring charges, integration costs or costs associated with establishing new facilities (which, for the avoidance of doubt, shall include retention, severance, relocation, workforce reduction, contract termination, systems establishment costs and facilities consolidation costs);

(h)	all expenses and charges relating to non-controlling Capital Interests and equity income in non-wholly owned Restricted Subsidiaries; and

(i)

any costs or expense incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement; and

(2)	decreased (without duplication) by the following items to the extent increasing such Consolidated Net Income:

(a)	interest income;

(b)	income tax credits and refunds (to the extent not netted from tax expense); and

(c)	non-cash items increasing Consolidated Net Income other than the accrual of revenue in the ordinary course of business.

Notwithstanding the foregoing, clauses (1)(b) through (i) above relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of (1) the aggregate amount of Consolidated EBITDA of such Person for the four full fiscal quarters, treated as one period, for which internal financial statements are available immediately preceding the date of the transaction (the “Transaction Date”) (such four full fiscal quarter period being referred to herein as the “Four Quarter Period”) giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio to (2) the aggregate amount of Consolidated Fixed Charges of such Person for such Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation, to any Asset Sales or other dispositions or Asset Acquisitions, Investments, mergers, amalgamations, consolidations or other combinations and discontinued operations (as determined in accordance with IFRS) occurring during the Four Quarter Period or any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or other disposition or Asset Acquisition (including the Incurrence or assumption of any Acquired Debt and the accrual of any Consolidated EBITDA attributable to the assets that are the subject of such Asset Sale or other disposition or Asset Acquisition), Investment, merger, amalgamation, consolidation or other combination or discontinued operation occurred on the first day of such Four Quarter Period. For purposes of this definition, pro forma calculations shall be made in the good faith determination of a responsible financial or accounting officer of the Company, which may include cost savings and synergies for such period that have been realized or are reasonably expected to be realized within 18 months of the Transaction Date;

provided that the pro forma calculation shall not give effect to any Debt incurred on such date of determination (or any other subsequent date which would otherwise require that pro forma effect be given to such incurrence of Debt) pursuant to the provisions of the definition of “Permitted Debt” (other than clause (12) thereof).

Furthermore, in calculating this “Consolidated Fixed Charge Coverage Ratio”:

(i)

if the Company or any Restricted Subsidiary has Incurred any Debt since the beginning of the applicable Four Quarter Period that remains outstanding on such Transaction Date or if the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio includes an Incurrence of Debt, Consolidated EBITDA and Consolidated Interest Expense for such Four Quarter Period will be calculated after giving effect on a pro forma basis to such Debt as if such Debt had been Incurred on the first day of such Four Quarter Period and the discharge of any other Debt repaid, repurchased, redeemed, retired, defeased or otherwise discharged with the proceeds of such new Debt as if such discharge had occurred on the first day of such Four Quarter Period;

(ii)

if the Company or any Restricted Subsidiary has repaid, repurchased, redeemed, retired, defeased or otherwise discharged any Debt since the beginning of the Four Quarter Period that is no longer outstanding on such Transaction Date or if the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio includes a discharge of Debt (in each case, other than Debt Incurred under any revolving Debt Facility unless such Debt has been permanently repaid and the related commitment terminated and not replaced), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of Debt, including with the proceeds of such new Debt, as if such discharge had occurred on the first day of such Four Quarter Period;

(iii)

subject to clause (ii), the amount of Debt under any revolving Debt Facility outstanding on the Transaction Date (other than any Debt Incurred under such facility in connection with the transaction giving rise to calculate the Consolidated Fixed Charge Coverage Ratio) will be deemed to be: (A) the average daily balance of such Debt during such Four Quarter Period or such shorter period for which such facility was outstanding or (B) if such facility was created after the end of such Four Quarter Period, the average daily balance of such Debt during the period from the date of creation of such facility to the Transaction Date;

(iv)

interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capital Lease Obligation in accordance with IFRS;

(v)

if any Debt to which pro forma effect is being given bears a floating rate of interest, the interest expense on such Debt will be calculated as if the rate in effect on the Transaction Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Debt if such Hedging Obligation has a remaining term as at the Transaction Date in excess of 12 months); and

(vi)

if interest on any Debt actually Incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period.

If such Person or any of its Restricted Subsidiaries directly or indirectly Guarantees Debt of a third Person and such Guarantee or the Debt subject thereto is not otherwise included in the calculation of Consolidated Fixed Charges, the calculation of the Consolidated Fixed Charge Coverage Ratio shall give effect to the Incurrence of such Guaranteed Debt as if such Person or such Subsidiary had directly Incurred or otherwise assumed such Guaranteed Debt and as if such Guarantee occurred on the first day of the Four Quarter Period.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication, the amounts for such period of:

(1) Consolidated Interest Expense; and

(2) the product of (a) all dividends and other distributions paid or accrued during such period in respect of Redeemable Capital Interests of such Person and its Restricted Subsidiaries or on Preferred Interests of Non-Guarantor Subsidiaries (other than dividends paid in Qualified Capital Interests), in each case payable to a party other than the Company or Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, provincial, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis in accordance with IFRS.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(i)	the total interest expense of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with IFRS, including, without limitation or duplication:

(a)	any amortization of debt discount and debt issuance costs;

(b)	the net cost under any Hedging Obligation in respect of interest rate protection (including any amortization of discounts);

(c)	the interest portion of any deferred payment obligation;

(d)	all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing incurred pursuant to any Debt Facility;

(e)

all non-cash interest expense, but any non-cash interest income or expense attributable to the movement in the mark-to-market valuation of Hedging Obligations or other derivative instruments shall be excluded from the calculation of Consolidated Interest Expense; and

(f)

the interest expense on Debt of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries;

(ii)

the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period determined on a consolidated basis in accordance with IFRS; and

(iii)	all capitalized interest of such Person and its Restricted Subsidiaries for such period;

provided, however, that Consolidated Interest Expense will exclude the amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and expensing of any financing fees.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its Restricted Subsidiaries determined on a consolidated basis in accordance with IFRS; provided, however, that there will not be included in such Consolidated Net Income on an after-tax basis:

(1)	any net income (loss) of any Person if such Person is not a Restricted Subsidiary or that is accounted for by the equity method of accounting, except that:

(a)

subject to the limitations in clauses (3) through (13) below, the Company’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (2) below); and

(b)

the Company’s equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or a Restricted Subsidiary to or on account of such Person;

(2)

solely for the purpose of determining the Available Restricted Payments Amount, any net income (but not loss) of any Restricted Subsidiary (other than a Guarantor) if such Restricted Subsidiary is subject to prior government approval or other restrictions due to the operation of its charter or any agreement, instrument, judgment, decree, order statute, rule or government regulation (which have not been waived), directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(a)

the Company’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause); and

(b)	the Company’s equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

(3)

any gain or loss (less all fees and expenses relating thereto) realized upon sales or other dispositions of any assets of the Company or such Restricted Subsidiary, other than in the ordinary course of business, as determined in good faith by Senior Management;

(4)	any income or loss from the early extinguishment of Debt or Hedging Obligations or other derivative instruments;

(5)	any unrealized net gain or loss resulting in such period from Hedging Obligations or other derivative instruments;

(6)	the cumulative effect of a change in accounting principles during such period;

(7)	any non-cash goodwill, asset impairment charge or expense, asset write-off or write-down and the amortization of intangibles in accordance with IFRS;

(8)	any non-cash costs or expenses attributable to compensating directors, officers and employees;

(9)	any net gain or loss from currency translation;

(10)	any extraordinary, nonrecurring or unusual losses or gains of such Person and its Restricted Subsidiaries;

(11)

any income or loss from disposed, abandoned, transferred, closed or discontinued operations and any gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations or fixed assets;

(12)	any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment,

recapitalization, Asset Sale, issuance or repayment of Debt, issuance of Capital Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction; and

(13)

any (x) expenses, charges or losses that are covered by indemnification or other reimbursement provisions in connection with any Investment, acquisition or any sale, conveyance, transfer or other disposition of assets permitted under this Indenture, or (y) expenses covered or losses with respect to liability or casualty events or business interruption covered by insurance, in each case to the extent actually reimbursed, or, so long as the Company has made a determination that reasonable evidence exists that such indemnification or reimbursement will be made, and only to the extent that such amount is (i) not denied by the applicable indemnifying party, obligor or insurer in writing within 365 days after such determination and (ii) in fact indemnified or reimbursed within 365 days after such determination (with a deduction in the applicable future period for any amount so added back to the extent not so indemnified or reimbursed within such 365 day period).

“Consolidated Total Assets” of a Person means, as of any date of determination, the total assets shown on the consolidated quarterly or annual balance sheet of such Person and its Restricted Subsidiaries as of the most recent date for which such a quarterly or annual balance sheet is available, determined on a consolidated basis in accordance with IFRS; provided that, for purposes of calculating “Consolidated Total Assets” for purposes of testing the covenants under this Indenture in connection with any transaction, the Consolidated Total Assets of the Company and its Restricted Subsidiaries shall be adjusted to reflect any acquisitions and dispositions of assets that have occurred during the period from the date of the applicable balance sheet through the applicable date of determination.

“Corporate Trust Office of the Trustee” shall be at the address of the Trustee specified in Section 12.01 or such other address as to which the Trustee may give notice to the Holders and the Company.

“Custodian” means the Trustee, as custodian with respect to the Notes in global form, or any successor entity thereto.

“Debt” means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, or non-recourse, the following:

(i)

all indebtedness of such Person for money borrowed or for the deferred purchase price of property or assets, excluding any trade payables or other current liabilities Incurred in the normal course of business;

(ii)	all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments;

(iii)

the principal component of all obligations in respect of letters of credit, bankers’ acceptances or similar instruments issued for the account of such Person (including any reimbursement obligations with respect thereto), but excluding any such obligations in respect of letters of credit, bankers’ acceptances or similar instruments (including any reimbursement obligations with respect thereto) issued in respect of obligations incurred in the ordinary course of business that do not constitute Debt and that are not drawn upon or, if drawn upon, are satisfied within 30 days of incurrence;

(iv)	all indebtedness created or arising under any conditional sale or other title retention agreement (other than operating leases) with respect to property or assets acquired by such Person;

(v)

all Capital Lease Obligations of such Person; provided that Debt shall not include (i) any liability for real property or automobile leases or (ii) any liability for other leases up to a maximum amount of U.S.$30.0 million outstanding at any one time;

(vi)

the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Redeemable Capital Interests or, with respect to any Restricted Subsidiary, any Preferred Interests (but excluding, in each case, any accrued dividends);

(vii)	any Hedging Obligations of such Person at the time of determination, other than Hedging Obligations incurred in the ordinary course of business and not for speculative purposes;

(viii)

all obligations of the types referred to in clauses (i) through (vi) of this definition of another Person, the payment of which, in either case, (A) such Person has Guaranteed or (B) is secured by (or the holder of such Debt has an existing right, whether contingent or otherwise, to be secured by) any Lien upon the property or other assets of such Person (other than any pledge of equity interests of an Unrestricted Subsidiary), even though such Person has not assumed or become liable for the payment of such Debt;

provided, however, that the following will not constitute Debt:

(i)

surety, appeal or performance bonds or performance guaranties (or bank guaranties or letters of credit in lieu thereof) entered into in the ordinary course of business in respect of obligations that do not constitute Debt.

For purposes of the foregoing: (a) the maximum mandatory repurchase price of any Redeemable Capital Interests or Preferred Interests that do not have a mandatory repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Interests or Preferred Interests as if such Redeemable Capital Interests or Preferred Interests were repurchased on any date on which Debt shall be required to be determined pursuant to this Indenture; provided, however, that, if such Redeemable Capital Interests or Preferred Interests are not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Capital Interests or Preferred Interests; (b) the amount outstanding at any time of any Debt issued with original issue discount is the principal amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt at such time as determined in conformity with IFRS; (c) the amount of any Debt described in clause (vii) is the net amount payable (after giving effect to permitted set off) if such Hedging Obligations are terminated at that time due to default of such Person; (d) the amount of any Debt described in clause (viii)(A) above shall be the stated or determinable amount of or, if not stated or if indeterminable, the maximum reasonably anticipated liability under any such Guarantee and (e) the amount of any Debt described in clause (viii)(B) above shall be the lesser of (I) the maximum amount of the obligations so secured and (II) the Fair Market Value of such property or other assets.

“Debt Facilities” means one or more debt facilities (including, without limitation, the Senior Credit Facilities) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or issuances of debt securities evidenced by notes, debentures, bonds or similar instruments, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced (including by means of sales of debt securities) in whole or in part from time to time (and whether or not with the original administrative agent, lenders or trustee or another administrative agent or agents, other lenders or trustee and whether provided under the original Senior Credit Facilities or any other credit or other agreement or indenture).

“Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

“Definitive Note” means a certificated Initial Note or Additional Note registered in the name of the Holder thereof (and not held by a Depository), substantially in the form of Exhibit A hereto, that does not include the Global Notes Legend.

“Depositary” means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.03 as the Depositary with respect to the Notes, and any and all successors thereto appointed as Depositary hereunder and having become such pursuant to the applicable provision of this Indenture.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration, received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation.

“Eligible Cash Equivalents” means any of the following Investments: (i) securities issued or directly and fully guaranteed or insured by the United States, Canada, a member state of the European Union or Switzerland, or any agency or instrumentality thereof (provided that the full faith and credit of such country is pledged in support thereof) maturing not more than two years after the date of acquisition; (ii) time deposits in and certificates of deposit of any bank or trust company the senior Debt of which is rated at least “A-2” by Moody’s or at least “A” by S&P or that are guaranteed by the FDIC; provided that such Investments have a maturity date not more than two years after date of acquisition; (iii) repurchase obligations with a term of not more than 180 days for underlying securities of the types described in clause (i) above; (iv) direct obligations issued by any state of the United States, any province of Canada, any member state of the European Union or Switzerland, or any political subdivision or public instrumentality thereof; provided that such Investments mature, or are subject to tender at the option of the holder thereof, within two years after the date of acquisition and, at the time of acquisition, have a rating of at least “A” from S&P or “A-2” from Moody’s (or an equivalent rating by any other nationally recognized rating agency); (v) commercial paper of any Person other than an Affiliate of the Company and other than structured investment vehicles; provided that such Investments are rated at least “P-1” by Moody’s or at least “A-1” by S&P and mature within 270 days after the date of acquisition; (vi) overnight and demand deposits in and bankers’ acceptances of any bank or trust company; (vii) money market funds substantially all of the assets of which comprise Investments of the types described in clauses (i) through (vi) or that are rated “AAA” by either S&P or Moody’s; (viii) Investments equivalent to those referred to in clauses (i) through (vii) above or funds equivalent to those referred to in clause (vii) above denominated in U.S. dollars or any foreign currency issued by a foreign issuer or bank comparable in credit quality and tender to those referred to in such clauses and customarily used by corporations for cash management purposes in jurisdictions outside the United States to the extent reasonably required in connection with any business conducted by the Company or any Restricted Subsidiary; and (ix) notes, bonds and debentures issued by Persons with a rating of “A” or higher by S&P or “A2” or higher by Moody’s maturing not more than two years after the date of acquisition.

“Expiration Date” has the meaning set forth in Section 1.03(j).

“FATCA” means Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended, or any successor or amended version of these provisions, any agreement with the U.S. Treasury entered into with respect thereto, any U.S. Treasury regulation issued thereunder or any other official interpretations or guidance issued with respect thereto; any intergovernmental agreement entered into with respect thereto, and any law, regulation, or other official interpretation or guidance promulgated pursuant to such intergovernmental agreement.

“Fair Market Value” means, with respect to the consideration received or paid in any transaction or series of transactions, the fair market value thereof as determined in good faith by the Company.

“Foreign Restricted Subsidiary” means a Restricted Subsidiary that is not incorporated or formed under the laws of Canada or any political subdivision thereof or the United States, any state of the United States or the District of Columbia.

“Four Quarter Period” has the meaning set forth in the definition of “Consolidated Fixed Charge Coverage Ratio.”

“Global Notes” means one or more Notes of the Company representing the aggregate principal amount of Notes and held by, or on behalf of, a Depository.

“Global Note Legend” means the legend identified as such in Exhibit A.

“Government of Canada Rate” means, as of any redemption date, the rate per annum equal to the arithmetic average of the interest rates quoted to the Company by two major Canadian investment dealers designated by the Company as being the annual yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable actively traded Government of Canada bond would carry if issued on the second Business Day prior to such redemption date, in Canadian Dollars in Canada, at 100% of its principal amount and having a maturity most nearly equal to the period from the redemption date to August 21, 2027 and that would be utilized at the time of selection and in accordance with generally accepted financial practice in pricing new issues of corporate debt securities of comparable maturity.

“Government Securities” means direct obligations of, or obligations guaranteed by, Canada (including any agency or instrumentality thereof) for the payment of which obligations or guarantees the full faith and credit of Canada is pledged.

“Guarantee” means, as applied to any Debt of another Person, (1) a guarantee (other than by endorsement of negotiable instruments for collection in the normal course of business), direct or indirect, in any manner, of any part or all of such Debt, (2) any direct or indirect obligation, contingent or otherwise, of a Person guaranteeing or having the effect of guaranteeing the Debt of any other Person in any manner and (3) an agreement of a Person, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment (or payment of damages in the event of non-payment) of all or any part of such Debt of another Person (and “Guaranteed” and “Guaranteeing” shall have meanings that correspond to the foregoing).

“Guarantor” means each Restricted Subsidiary that provides a Note Guarantee on the Issue Date and any other Restricted Subsidiary that provides a Note Guarantee after the Issue Date; provided that upon release or discharge of such Restricted Subsidiary from its Note Guarantee in accordance with this Indenture, such Restricted Subsidiary ceases to be a Guarantor.

“Hedging Obligations” means, with respect to any specified Person, the Obligations of such Person under:

(a)

interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements, interest rate collar agreements and other agreements or arrangements designed to manage interest rates or interest rate risk; and

(b)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Holder” means a Person in whose name a Note is registered on the Registrar’s books.

“Holders’ Request” means an instrument signed in one or more counterparts by Holders of not less than a majority of the aggregate outstanding principal amount of Notes requesting the Trustee to take an action or proceeding permitted by this Indenture.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, as in effect from time to time in Canada; provided that the Company may at any time elect by written notice to the Trustee elect to fix IFRS as in effect on the date specified in such notice and, upon any such notice, references herein to IFRS will thereafter be construed to mean for all purposes of the Indenture (other than for financial reporting purposes): (a) for periods beginning on and after the date specified in such notice, IFRS as in effect on the date specified in such notice; and (b) for prior periods, IFRS as in effect from time to time during such periods; provided further that if the Company files financial statements with the Canadian Securities Commissions or the SEC that are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), then at the Company’s option, IFRS shall mean U.S. GAAP, as in effect from time to time; provided that any such change in reporting standards once made shall be irrevocable (and shall only be made once).

“Immaterial Subsidiary” means, at any date of determination, any Restricted Subsidiary of the Company that is a borrower under the Senior Credit Facilities or that guarantees the obligations under the Senior Credit Facilities and has Consolidated EBITDA for the most recent Four Quarter Period ending prior to the date of determination for which quarterly or annual financial statements are available not in excess of 5.0% of the Consolidated EBITDA of the Company for such period.

“Incur” means, with respect to any Debt of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or the recording, as required pursuant to IFRS or other applicable accounting standards, of any such Debt on the balance sheet of such Person; provided, however, that any Debt or Capital Interests of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary. “Incurrence” and “Incurred” shall have meanings that correspond to the foregoing.

“Indenture” means this Senior Notes Indenture, as amended or supplemented from time to time.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Permitted Businesses of nationally recognized standing that is, in the good faith judgment of the Senior Management of the Company, qualified to perform the task for which it has been engaged.

“Initial Notes” has the meaning set forth in the recitals hereto.

“Interest Payment Date” means February 21 and August 21 of each year to the Stated Maturity of the Notes.

“Interest Period” means the period commencing on the later of (a) the date of issue of the Initial Notes and (b) the immediately preceding Interest Payment Date on which interest has been paid, and ending on the day immediately preceding the Interest Payment Date in respect of which interest is payable.

“Investment” by any Person means any direct or indirect loan, advance, guarantee for the benefit of (or other extension of credit) or capital contribution to (by means of any transfer of cash or other property or assets to another Person or any other payments for property or services for the account or use of another Person) another Person, including, without limitation, the following: (i) the purchase or acquisition of any Capital Interest or other evidence of beneficial ownership in another Person, (ii) the purchase, acquisition or Guarantee of the Debt of another Person, and (iii) the purchase or acquisition of a line of business of or all or substantially all of the assets of another Person. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Capital Interests of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary, the Person disposing of such Capital Interests will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s and all Restricted Subsidiaries’ Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of Section 4.08. The acquisition by the Company or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of Section 4.08. Except as otherwise provided in this Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Investment Grade Rating” designates a rating of BBB- or higher by S&P or Baa3 or higher by Moody’s or the equivalent of such ratings by S&P or Moody’s. In the event that the Company shall select any other Rating Agency as provided under the definition of the term “Rating Agencies,” the equivalent of such ratings by such Rating Agency shall be used.

“Issue Date” means August 21, 2024.

“Leverage Ratio” means, with respect to any Person as of any date of determination, the ratio of (x) the total consolidated Debt of such Person and its Restricted Subsidiaries (excluding (i) Debt in an amount equal to the amount of cash and Eligible Cash Equivalents of the Company and its Restricted Subsidiaries as of the date of determination that is not restricted as of such date from being used to repay Debt (but not including the proceeds of the Debt for which the leverage ratio calculation is being made) and (ii) any Hedging Obligations that are Incurred in the ordinary course of business (and not for speculative purposes)) as of the end of the most recent Four Quarter Period for which internal financial statements are available, to (y) the Consolidated EBITDA of such Person for the then most recent Four Quarter Period for which internal financial statements are available, in each case with such pro forma adjustments to the amount of consolidated Debt and Consolidated EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Consolidated Fixed Charge Coverage Ratio (but giving effect to any repayment of Debt Incurred under any revolving Debt Facility and without giving effect to clause (iii) of such definition).

“Lien” means, with respect to any property or other asset, any mortgage, deed of trust, deed to secure debt, pledge, hypothecation, assignment or conveyance for security purposes, deposit arrangement, security interest, lien (statutory or otherwise), charge, easement, encumbrance or other security agreement or arrangement of any kind or nature whatsoever on or with respect to such property or other asset, whether or not filed, recorded or otherwise perfected under applicable law, including, without limitation, any conditional sale or other title retention agreement, any option or other agreement to sell or give a security interest in and any authorized filing of or agreement to give any financing statement under the Personal Property Security Act (Ontario) (or equivalent statutes of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to its rating agency business.

“Net Available Cash” means, with respect to Asset Sales of any Person, cash and Eligible Cash Equivalents received, net of:

(1) all reasonable out-of-pocket costs and expenses of such Person Incurred in connection with such a sale, including, without limitation, all legal, accounting, title and recording tax expenses, commissions, brokerage fees, investment banker fees, consultant fees and other fees and expenses Incurred and all federal, state, foreign and local taxes arising in connection with such an Asset Sale that are paid or required to be accrued as a liability under IFRS (whether or not such taxes will actually be paid or payable and after taking into account any available tax credit or deductions and any tax sharing arrangements) by such Person;

(2) all payments made by such Person on any Debt that is secured by such properties or other assets in accordance with the terms of any Lien upon or with respect to such properties or other assets that must, by the terms of such Lien or such Debt, or in order to obtain a necessary consent to such transaction or by applicable law, be repaid to any other Person (other than the Company or a Restricted Subsidiary thereof) in connection with such Asset Sale;

(3) appropriate amounts to be provided by the Company or any Restricted Subsidiary as a reserve in accordance with IFRS against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale; and

(4) all contractually required distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person as a result of such transaction;

provided, however, that (a) in the event that any consideration for an Asset Sale (which would otherwise constitute Net Available Cash) is required by (i) contract to be held in escrow pending determination of whether a purchase price adjustment will be made or (ii) IFRS to be reserved against other liabilities in connection with such Asset Sale, such consideration (or any portion thereof) shall become Net Available Cash only at such time as it is released to such Person from escrow or otherwise, and (b) any non-cash consideration received in connection with any transaction, which is subsequently converted to cash, shall become Net Available Cash only at such time as it is so converted.

“Non-Guarantor Subsidiary” means any Restricted Subsidiary that is not a Guarantor.

“Non-Recourse Debt” means Debt of a Person:

(1) as to which neither the Company nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, Guarantee, indemnity, agreement or instrument that would constitute Debt) or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of the Company or any Restricted Subsidiary to declare a default under such other Debt or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(3) the explicit terms of which provide there is no recourse against any of the assets of the Company or its Restricted Subsidiaries, other than an Investment by the Company or any of its Restricted Subsidiaries in an Unrestricted Subsidiary that is a Permitted Investment or Restricted Payment that is permitted pursuant to Section 4.08, which Investment is pledged as security for a Lien permitted by clause (y) of the definition of “Permitted Liens.”

“Note Guarantee” means, individually, any Guarantee of payment of the Notes and the Company’s other Obligations under this Indenture by a Guarantor pursuant to the terms of this Indenture and any supplemental indenture thereto, and, collectively, all such Guarantees.

“Notes” means the Initial Notes and more particularly means any Note authenticated and delivered under this Indenture. For all purposes of this Indenture, the term “Notes” shall include any Additional Notes that may be issued under a supplemental indenture and Notes to be issued upon transfer, replacement or exchange of Notes.

“Obligations” means any principal, premium, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and Guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Debt (including, for avoidance of doubt, this Indenture).

“Offer” has the meaning set forth in the definition of “Offer to Purchase.”

“Offer to Purchase” means a written offer (the “Offer”) prepared by the Company and sent by the Company (or, in the case where a third party makes such Offer to Purchase in compliance with the requirements of this Indenture, prepared and sent by such third party) to each Holder at such Holder’s address appearing in the Note Register or otherwise in accordance with the procedures of CDS on the date of the Offer, offering to purchase up to the aggregate principal amount of Notes set forth in such Offer at the purchase price set forth in such Offer (as determined pursuant to this Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the “Purchase Expiration Date”) of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of sending such Offer (or, if such Offer is conditioned upon the occurrence of a Change of Control Triggering Event, not more than 60 days after the date of such Change of Control Triggering Event) and a settlement date (the “Purchase Date”) for purchase of Notes within five Business Days after the Purchase Expiration Date. The Company shall notify the Trustee in writing at least 10 Business Days (or such shorter period as is acceptable to the Trustee) prior to the sending of the Offer of the Company’s obligation to make an Offer to Purchase, and the Offer shall be sent by the Company or, at the Company’s request, by the Trustee in the name and at the expense of the Company. The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

(1) the Section of this Indenture pursuant to which the Offer to Purchase is being made;

(2) the Purchase Expiration Date and the Purchase Date;

(3) the aggregate principal amount of the outstanding Notes offered to be purchased pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to Indenture covenants requiring the Offer to Purchase) (the “Purchase Amount”);

(4) the purchase price to be paid by the Company for each $1,000 principal amount of Notes accepted for payment (as specified pursuant to this Indenture) (the “Purchase Price”);

(5) that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in a minimum amount of $2,000 principal amount (and integral multiples of $1,000 in excess thereof);

(6) the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase, if applicable;

(7) that, unless the Company defaults in making such purchase, any Note accepted for purchase pursuant to the Offer to Purchase will cease to accrue interest on and after the Purchase Date, but that any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue interest at the same rate;

(8) that, on the Purchase Date, the Purchase Price will become due and payable upon each Note accepted for payment pursuant to the Offer to Purchase;

(9) that each Holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note or cause such Note to be surrendered at the place or places set forth in the Offer prior to the close of business on the Purchase Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or such Holder’s attorney duly authorized in writing);

(10) that Holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its paying agent) receives, not later than the close of business on the Purchase Expiration Date, a facsimile transmission or letter setting forth the name of the Holder, the aggregate principal amount of the Notes the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of such Holder’s tender;

(11) that (a) if Notes having an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Notes and (b) if Notes having an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $2,000 principal amount or integral multiples of $1,000 in excess thereof shall be purchased); and

(12) if applicable, that, in the case of any Holder whose Note is purchased only in part, the Company shall execute, and the Trustee, upon receipt of an Authentication Order, shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in the aggregate principal amount equal to and in exchange for the unpurchased portion of the aggregate principal amount of the Notes so tendered.

“Offering Memorandum” means the offering memorandum dated August 14, 2024 related to the offer and sale of the Notes.

“Officer” means the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, any Managing Director, Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company or, in the event that the Company is a partnership or a limited liability company that has no such officers, a person duly authorized under applicable law by the general partner, managers, members or a similar body to act on behalf of the Company. Officer of any Guarantor has a correlative meaning.

“Officers’ Certificate” means a certificate signed by two Officers of the Company and provided to the Trustee.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company.

“Parent” means, with respect to any Person, any other Person of which such Person is a direct or indirect Subsidiary.

“Participant” means, with respect to the Depository, a Person who has an account with the Depository.

“Permitted Business” means any business that is similar in nature to any business conducted by the Company and its Restricted Subsidiaries on the Issue Date and any business reasonably ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the business conducted by the Company and its Restricted Subsidiaries on the Issue Date, in each case, as determined in good faith by the Company.

“Permitted Debt” means:

(1) Debt of the Company or any Guarantor Incurred pursuant to any Debt Facilities in an aggregate principal amount at any one time outstanding not to exceed the greater of (a) the greater of (x) U.S.$1.25 billion and (y) 40.0% of Consolidated Total Assets of the Company and (b) an amount of Debt that at the time of Incurrence does not cause the Secured Leverage Ratio (calculated on a pro forma basis and assuming all of the commitments relating to the revolving credit tranche of any Debt Facility have been fully drawn) to exceed 3.50 to 1.00 (provided that any Debt Incurred pursuant to this clause (b) shall be deemed to be Secured Debt solely for purposes of such calculation);

(2) Debt under the Notes issued on the Issue Date;

(3) the Note Guarantees;

(4) Debt of the Company or any Restricted Subsidiary outstanding on the Issue Date (other than clause (1) above);

(5) Guarantees by the Company or Restricted Subsidiaries of Debt permitted to be Incurred by the Company or a Restricted Subsidiary in accordance with the provisions of this Indenture; provided that in the event such Debt that is being Guaranteed is a Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the Notes or the Note Guarantee, as the case may be;

(6) Debt of the Company owing to and held by any Restricted Subsidiary or Debt of a Restricted Subsidiary owing to and held by the Company or any other Restricted Subsidiary; provided, however,

(a) if the Company is the obligor on Debt owing to a Non-Guarantor Subsidiary, such Debt is expressly subordinated in right of payment to all obligations with respect to the Notes in the event of a Default (for certainty, nothing in this clause (6) shall limit the ability of the Company to make payments of principal and/or interest in accordance with the terms of such Debt);

(b) if a Guarantor is the obligor on Debt owing to a Non-Guarantor Subsidiary, such Debt is expressly subordinated in right of payment to the Note Guarantee of such Guarantor in the event of a Default (for certainty, nothing in this clause (6) shall limit the ability of a Guarantor to make payments of principal and/or interest in accordance with the terms of such Debt); and

(c) (i) any subsequent issuance or transfer of Capital Interests or any other event which results in any such Debt being beneficially held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(ii) any sale or other transfer of any such Debt to a Person other than the Company or a Restricted Subsidiary of the Company,

shall be deemed, in each case, under this clause (6)(c), to constitute an Incurrence of such Debt by the Company or such Restricted Subsidiary, as the case may be;

(7) Debt Incurred in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance and self-insurance obligations, and, for the avoidance of doubt, indemnity, bid, performance, warranty, release, appeal, surety and similar bonds, letters of credit for operating purposes and completion guarantees (not for borrowed money) provided or Incurred (including Guarantees thereof) by the Company or a Restricted Subsidiary in the ordinary course of business;

(8) Debt under Hedging Obligations that are Incurred in the ordinary course of business (and not for speculative purposes);

(9) Debt of the Company or any Restricted Subsidiary pursuant to Capital Lease Obligations and Purchase Money Debt in an aggregate principal amount outstanding at the time of Incurrence (and after giving pro forma effect to such Incurrence) not to exceed the greater of (x) U.S.$75.0 million and (y) 2.5% of the Consolidated Total Assets of the Company;

(10) Debt arising from agreements of the Company or a Restricted Subsidiary providing for (A) customary indemnification or contribution obligations and (B) post-closing payment adjustments (including earn-out obligations) to which the acquirer may become entitled to the extent such payment is determined by a final closing balance sheet or such payment is otherwise contingent, in each case, Incurred or assumed in connection with the disposition of any business, assets or Capital Interests of a Restricted Subsidiary otherwise permitted under this Indenture, to the extent that:

(a) the maximum aggregate liability in respect of all such Debt does not exceed the gross proceeds, including non-cash proceeds (the Fair Market Value of such non-cash proceeds being measured at the time received and without giving effect to subsequent changes in value) actually received by the Company and its Restricted Subsidiaries in connection with such disposition; and

(b) such Debt is not reflected on the balance sheet of the Company or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (10));

(11) Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Debt is extinguished within ten Business Days of Incurrence and Debt arising from negative account balances in cash pooling arrangements arising in the ordinary course of business;

(12) Debt of Persons Incurred and outstanding on the date on which such Person became a Restricted Subsidiary or was acquired by, or merged into, the Company or any Restricted Subsidiary; provided, however, that at the time such Person is acquired, either:

(a) the Company would have been able to Incur $1.00 of additional Debt pursuant to Section 4.09(a) on a pro forma basis after giving effect to the Incurrence of such Debt pursuant to this clause (11); or

(b) on a pro forma basis, the Consolidated Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries is equal to or greater than such ratio immediately prior to such acquisition or merger;

(13) Debt of the Company or any Restricted Subsidiary not otherwise permitted pursuant to this definition, in an aggregate principal amount outstanding at the time of Incurrence (and after giving pro forma effect to such Incurrence) not to exceed the greater of (x) U.S.$250 million and (y) 7.5% of the Consolidated Total Assets of the Company;

(14) Debt of Foreign Restricted Subsidiaries in an aggregate principal amount outstanding at the time of Incurrence (and after giving pro forma effect to such Incurrence) not to exceed the greater of (a) U.S.$75.0 million and (b) 2.5% of the Consolidated Total Assets of the Company;

(15) the Incurrence by the Company or any Restricted Subsidiary of Refinancing Debt that serves to refund or refinance (including by means of purchasing, repurchasing or redeeming) any Debt Incurred as permitted under Section 4.09(a) and clauses (2), (3), (4), (12) and this clause (15);

(16) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of Preferred Interests; provided, however, that:

(a) any subsequent issuance or transfer of Capital Interests that results in any such Preferred Interests being held by a Person other than the Company or a Restricted Subsidiary; and

(b) any sale or other transfer of any such Preferred Interests to a Person that is not either the Company or a Restricted Subsidiary shall be deemed, in each case, to constitute an issuance of such Preferred Interests by such Restricted Subsidiary that was not permitted by this clause (16);

(17) Debt of the Company or any of its Restricted Subsidiaries consisting of the financing of insurance premiums incurred in the ordinary course of business;

(18) Debt of the Company or any of its Restricted Subsidiaries with respect to Guarantees of Debt of joint ventures, in an aggregate amount under this clause (xvii) not to exceed the greater of (x) U.S.$100.0 million and (y) 2.5% of the Consolidated Total Assets of the Company, at any time outstanding;

(19) Non-Recourse Debt; and

(20) Debt of the Company, to the extent the net proceeds thereof are promptly (a) used to purchase the Notes tendered in connection with a Change of Control Offer or (b) deposited to defease the Notes as described in Section 11.01 or Article 8.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1) the Company or a Restricted Subsidiary;

(2) any Investment by the Company or any of its Restricted Subsidiaries in a Person that is engaged primarily in a Permitted Business if as a result of such Investment:

(a) such Person becomes, in one transaction or a series of related transactions, a Restricted Subsidiary; or

(b) such Person, in one transaction or a series of related transactions, is merged, amalgamated, consolidated or otherwise combined with, or transfers or conveys all or substantially all of its assets or a line of business to, or is liquidated into, the Company or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(3) cash and Eligible Cash Equivalents;

(4) receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees, officers or directors of the Company or any Restricted Subsidiary in the ordinary course of business consistent with past practices;

(7) prepaid expenses and workers’ compensation, utility, lease and similar deposits, in the ordinary course of business;

(8) any Investment acquired by the Company or any of its Restricted Subsidiaries:

(a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable;

(b) in satisfaction of judgments against other Persons; or

(c) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(9) Investments made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with Section 4.16 or any other disposition of assets not constituting an Asset Sale;

(10) Investments in existence on the Issue Date and any Investments made pursuant to binding commitments in effect on the Issue Date;

(11) Hedging Obligations, which transactions or obligations are Incurred in compliance with Section 4.09;

(12) Guarantees issued in accordance with Section 4.09;

(13) Investments made in connection with the funding of contributions under any non-qualified retirement plan or similar employee compensation plan in an amount not to exceed the amount of compensation expense recognized by the Company and its Restricted Subsidiaries in connection with such plans;

(14) Investments by the Company or a Restricted Subsidiary in Unrestricted Subsidiaries, joint ventures and in Persons engaged primarily in a Permitted Business, together with all other Investments pursuant to this clause (14), in an aggregate amount at the time of each such Investment (and after giving pro forma effect to such Investment) not to exceed the greater of (x) U.S.$250.0 million and (y) 7.5% of the Consolidated Total Assets of the Company (with the Fair Market Value of each such Investment being measured at the time made and without giving effect to subsequent changes in value);

(15) Investments by the Company or any of its Restricted Subsidiaries, together with all other Investments pursuant to this clause (15), in an aggregate amount at the time of each such Investment (and after giving pro forma effect to such Investment) not to exceed the greater of (x) U.S.$250.0 million and (y) 7.5% of the Consolidated Total Assets of the Company (with the Fair Market Value of each such Investment being measured at the time made and without giving effect to subsequent changes in value);

(16) Investments the payment for which consists of Qualified Capital Interests; provided, that such Qualified Capital Interests will not increase the amount available for Restricted Payments under Section 4.08(a)(3); and

(17) Investments (i) consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments (including Capital Interests) received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss and (ii) received in connection with the satisfaction or enforcement of Debt or claims due or owing to the Company or any Restricted Subsidiary, or as security for any such Debt or claim.

If any Investment is made in any Person that is not a Restricted Subsidiary and such Person thereafter becomes a Restricted Subsidiary, such Investment shall thereafter be deemed to have been made pursuant to clause (2) above for long as such Person continues to be a Restricted Subsidiary.

“Permitted Liens” means:

(a)	Liens existing on the Issue Date (other than Liens permitted under clause (b));

(b)

Liens that secure (A) Debt under Debt Facilities permitted to be Incurred pursuant to clause (1) of the definition of “Permitted Debt,” (B) Hedging Obligations relating to such Debt Facilities and permitted under the agreements related thereto and (C) fees, expenses and other amounts payable under such Debt Facilities or payable pursuant to cash management agreements or agreements with respect to similar banking services relating to such Debt Facilities and permitted under the agreements related thereto;

(c)

any Lien for taxes or assessments or other governmental charges or levies not then delinquent or which are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded and for which adequate reserves are being maintained to the extent required by IFRS;

(d)

any warehousemen’s, materialmen’s, mechanic’s, repairmen’s, landlord’s, carriers’ or other similar Liens arising by law for sums not then overdue or delinquent or which are being contested in good faith and with respect to which adequate reserves are being maintained to the extent required by IFRS;

(e)

survey exceptions, title defects, encumbrances, easements or reservations of rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other similar restrictions as to the use of real properties that do not materially adversely affect the value of such properties or materially impair their use in the operation of the business of the Company and its Restricted Subsidiaries;

(f)

pledges or deposits (i) in connection with workers’ compensation, unemployment and other insurance, other social security legislation and other types of statutory obligations or the requirements of any official body; (ii) to secure the performance of tenders, bids, surety, appeal or performance bonds, contracts (other than for the payment of Debt), statutory or governmental obligations, leases, purchase, construction, sales or servicing contracts (including utility contracts) and other similar obligations Incurred in the ordinary course of business; (iii) to obtain or secure obligations with respect to letters of credit, Guarantees, bonds or other sureties or assurances given in connection with the activities described in clauses (i) and (ii) above, in each case not Incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property or services; or (iv) arising in connection with any attachment unless such Liens shall not be satisfied or discharged or stayed pending appeal within 60 days after the entry thereof or the expiration of any such stay;

(g)

Liens on property or assets of a Person existing at the time such Person is merged with or into or consolidated, amalgamated or combined with the Company or a Restricted Subsidiary or becomes a Restricted Subsidiary (and not created or Incurred in anticipation of such transaction); provided that such Liens are not extended to the property and assets of the Company and its Restricted Subsidiaries other than the property or assets acquired and the proceeds thereof;

(h)

Liens on property (including Capital Interests) existing at the time of acquisition by the Company or any Restricted Subsidiary; provided that such Liens were in existence prior to such acquisition and were not Incurred in contemplation of such acquisition;

(i)

Liens securing Refinancing Debt Incurred to refinance, refund, replace, amend, extend or modify, as a whole or in part, Debt that was previously so secured pursuant to clauses (a), (g), (h), (i), (n), (t) and (w) hereof to the extent that such Liens do not extend to any other property or assets;

(j)	Liens in favor of customs or revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods Incurred in the ordinary course of business;

(k)

Liens to secure Capital Lease Obligations and Purchase Money Debt permitted to be Incurred pursuant to clause (9) of the definition of “Permitted Debt”; provided that (i) such Liens do not extend to or cover any property or assets that are not property being purchased, leased, constructed or improved with the proceeds of such Debt and (ii) such Liens are created within 180 days of the purchase, lease, construction or improvement of such property;

(l)	Liens in favor of the Company or any Restricted Subsidiary;

(m)

Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligation in respect of letters of credit and banker’s acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(n)

Liens that are contractual or statutory rights of netting or set-off (A) relating to the establishment of depository relations with banks not given in connection with the issuance of Debt, (B) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations and other cash management activities Incurred in the ordinary course of business of the Company and/or any of its Restricted Subsidiaries or (C) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(o)	Liens securing judgments or judicial attachment for the payment of money;

(p)

leases, subleases, licenses or sublicenses (including with respect to intellectual property) granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Company or any Restricted Subsidiaries and do not secure any Debt;

(q)

any interest of title of (i) an owner of equipment or inventory on loan or consignment, or as part of a conditional sale, to the Company or any of its Restricted Subsidiaries and Liens arising from the Personal Property Security Act (Ontario) or Uniform Commercial Code or similar financing statement filings regarding operating leases and bailments of products entered into by the Company or any Restricted Subsidiary in the ordinary course of business; and (ii) a lessor or secured by a lessor’s interest under any lease permitted under this Indenture;

(r)	deposits in the ordinary course of business to secure liability to insurance carriers;

(s)	Liens securing the Notes and the Note Guarantees;

(t)	options, put and call arrangements, rights of first refusal and similar rights relating to Investments in joint ventures, partnerships and the like permitted to be made under this Indenture;

(u)	Liens on cash and other deposits imposed in connection with contracts entered into the ordinary course of business;

(v)

Liens not otherwise permitted under this Indenture in an aggregate amount not to exceed at the time of creation (and after giving effect to such creation) the greater of (x) U.S.$250.0 million and (y) 7.5% of the Consolidated Total Assets of the Company;

(w)	Liens on the identifiable proceeds of any property or asset subject to a Lien otherwise permitted under this Indenture;

(x)	Liens securing Hedging Obligations, which transactions or obligations are Incurred in compliance with Section 4.09;

(y)	Liens on Capital Interests, Debt or assets of an Unrestricted Subsidiary; and

(z)	Liens on assets of any Foreign Restricted Subsidiary to secure Debt of such Foreign Restricted Subsidiary, which Debt is permitted under clause (8) of the definition of Permitted Debt.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof or any other entity.

“Preferred Interests” as applied to the Capital Interests in any Person, means Capital Interests in such Person of any class or classes (however designated) that rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to shares of Common Interests in such Person.

“Purchase Amount” has the meaning set forth in the definition of “Offer to Purchase.”

“Purchase Date” has the meaning set forth in the definition of “Offer to Purchase.”

“Purchase Expiration Date” has the meaning set forth in the definition of “Offer to Purchase.”

“Purchase Money Debt” of a Person means:

(1) Debt Incurred to finance the purchase or construction (including additions and improvements thereto) of any assets (other than Capital Interests) of such Person or any Restricted Subsidiary; and/or

(2) Debt that is secured by a Lien on such assets where the creditor’s sole security is to the assets so purchased or constructed or substantially similar assets leased or purchased from such lender under a master lease or similar agreement and proceeds of the foregoing;

in either case that does not exceed 100% of the cost.

“Purchase Price” has the meaning set forth in the definition of “Offer to Purchase.”

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Qualified Capital Interests” in any Person means a class of Capital Interests other than Redeemable Capital Interests.

“Qualified Equity Offering” means (i) an underwritten public equity offering of Qualified Capital Interests or (ii) a private offering of Qualified Capital Interests of the Company, other than (a) any such public or private sale to an entity that is a Subsidiary of the Company, (b) a public or private sale in connection with a merger, amalgamation, consolidation, combination or other similar transaction, (c) any issuance to or pursuant to any employee benefit plan of the Company or (d) any offering of Qualified Capital Interests in connection with a transaction that constitutes a Change of Control.

“Rating Agencies” means Moody’s and S&P or, if Moody’s or S&P or both shall not make a rating on the Notes publicly available other than as a result of actions by the Company, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company which shall be substituted for Moody’s or S&P or both, as the case may be.

“Rating Category” means:

(1) with respect to S&P, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); and

(2) with respect to Moody’s, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories).

“Rating Decline” means the occurrence of a decrease in the rating of the Notes by one or more gradations by one of the Rating Agencies (including gradations within the Rating Categories, as well as between Rating Categories) to a rating that is not an Investment Grade Rating on, or within 60 days following, the earlier of (x) the occurrence of a Change of Control or (y) the date of public announcement of the occurrence of a Change of Control or of the intention by the Company to effect a Change of Control, which period shall be extended for a period not longer than 30 days so long as the rating of the Notes relating to the Change of Control is under publicly announced consideration for downgrade by the applicable Rating Agency; provided, however, that a downgrade of the Notes by the applicable Rating Agency shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a downgrade for purposes of this definition of Rating Decline) if such Rating Agency making the downgrade in rating does not publicly announce or confirm or inform the Company or the Trustee in writing at the request of the Company that the downgrade is a result of the transactions constituting or occurring simultaneously with the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of such downgrade).

“Record Date” for the interest payable on any applicable Interest Payment Date means the February 6 or August 6 (whether or not a Business Day) next preceding such Interest Payment Date.

“Redeemable Capital Interests” in any Person means any equity security of such Person that by its terms (or by terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including the passage of time or the happening of an event), is required to be redeemed, is redeemable at the option of the holder thereof in whole or in part (including by operation of a sinking fund), or is convertible or exchangeable for Debt or Redeemable Capital Interests of such Person at the option of the holder thereof, in whole or in part, at any time on or prior to the date 91 days after the earlier of the Stated Maturity of the principal amount of the Notes or the date the Notes are no longer outstanding; provided that only the portion of such equity security which is required to be redeemed, is so convertible or exchangeable or is so redeemable at the option of the holder thereof before such date will be deemed to be Redeemable Capital Interests.

Notwithstanding the preceding paragraph, any equity security that would constitute Redeemable Capital Interests solely because the holders of the equity security have the right to require the Company to repurchase such equity security upon the occurrence of a Change of Control Triggering Event or an Asset Sale will not constitute Redeemable Capital Interests if the terms of such equity security provide that the Company may not repurchase or redeem any such equity security pursuant to such provisions prior to compliance by the Company with Section 4.15 and Section 4.16 and such repurchase or redemption complies with Section 4.08. The amount of Redeemable Capital Interests deemed to be outstanding at any time for purposes of this Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Redeemable Capital Interests or portion thereof, exclusive of accrued dividends.

“Refinancing Debt” means Debt that refunds, refinances, renews, replaces or extends any Debt permitted to be Incurred by the Company or any Restricted Subsidiary pursuant to the terms of this Indenture (including additional Debt Incurred to pay premiums (including reasonable tender premiums, as determined in good faith by the Senior Management of the Company), defeasance costs, accrued interest and fees and expenses (including fees and expenses relating to the Incurrence of such Refinancing Debt) in connection with any such refinancing), whether involving the same or any other lender or creditor or group of lenders or creditors (including, with respect to any Guarantee of Debt, the refinancing of the guaranteed Debt and incurrence of a Guarantee with respect to the new Debt), but only to the extent that:

(1) the Refinancing Debt is subordinated to the Notes to at least the same extent as the Debt being refunded, refinanced or extended, if such Debt was subordinated to the Notes,

(2) the Refinancing Debt is scheduled to mature either (a) no earlier than the Debt being refunded, refinanced or extended or (b) at least 91 days after the maturity date of the Notes,

(3) the Refinancing Debt has an Average Life at the time such Refinancing Debt is Incurred that is equal to or greater than the Average Life of the Debt being refunded, refinanced, renewed, replaced or extended,

(4) such Refinancing Debt is in an aggregate principal amount that is less than or equal to the sum of (a) the aggregate principal or accreted amount (in the case of any Debt issued with original issue discount, as such) then outstanding under the Debt being refunded, refinanced, renewed, replaced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums (including reasonable tender premiums, as determined in good faith by the Senior Management of the Company) owed, if any, not in excess of any applicable preexisting prepayment provisions on such Debt being refunded, refinanced, renewed, replaced or extended and (c) the amount of reasonable and customary fees, expenses and costs (including defeasance costs) related to the Incurrence of such Refinancing Debt, and

(5) such Refinancing Debt is Incurred by the same Person or Persons (or their respective successors) that initially Incurred the Debt being refunded, refinanced, renewed, replaced or extended, except that (a) the Company or any Guarantor may Incur Refinancing Debt to refund, refinance, renew, replace or extend Debt of the Company or any Restricted Subsidiary of the Company and (b) any Non-Guarantor Subsidiary may Incur Refinancing Debt to refund, refinance, renew, replace or extend Debt of any other Non-Guarantor Subsidiary.

“Regulation S” means Regulation S promulgated under the U.S. Securities Act.

“Responsible Officer” means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee having direct responsibility for the administration of this Indenture, or any other officer to whom any corporate trust matter is referred because of such officer’s knowledge of and familiarity with the particular subject.

“Restricted Notes Legend” means the legend identified as such in Exhibit A.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Payment” is defined to mean any of the following:

(1) any dividend or other distribution declared or paid on the Capital Interests in the Company or on the Capital Interests in any Restricted Subsidiary of the Company that are held by, or declared or paid to, any Person other than the Company or a Restricted Subsidiary of the Company (other than (a) dividends, distributions or payments made solely in Qualified Capital Interests in the Company and (b) dividends or distributions payable to the Company or a Restricted Subsidiary of the Company or to the holders of Capital Interests of a Restricted Subsidiary on a pro rata basis);

(2) any payment made by the Company or any of its Restricted Subsidiaries to purchase, redeem, acquire or retire any Capital Interests in the Company (including the conversion into, or exchange for, Debt of any Capital Interests) other than any such Capital Interests (i) owned by the Company or any Restricted Subsidiary, or (ii) that are Redeemable Capital Interests issued in accordance with Section 4.09 and which purchase, redemption, acquisition or retirement occurs in accordance with the terms of such Redeemable Capital Interests at their Stated Maturity, including pursuant to a mandatory redemption provision;

(3) any principal payment made by the Company or any of its Restricted Subsidiaries on, or any payment made by the Company or any of its Restricted Subsidiaries to redeem, repurchase, defease (including a defeasance or covenant defeasance) or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment, any Subordinated Obligations (excluding any Debt permitted to be Incurred pursuant to clause (6) of the definition of “Permitted Debt”); except payments of principal and interest in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, within one year of the due date thereof;

(4) any designation of a Restricted Subsidiary as an Unrestricted Subsidiary; and

(5) any Restricted Investment.

“Restricted Subsidiary” means any Subsidiary that has not been designated as an “Unrestricted Subsidiary” in accordance with this Indenture. Unless otherwise indicated, when used herein the term “Restricted Subsidiary” shall refer to a Restricted Subsidiary of the Company.

“Rule 144A” means Rule 144A under the U.S. Securities Act.

“S&P” means Standard & Poor’s Ratings Services or any successor to its rating agency business.

“SEC” means the United States Securities and Exchange Commission.

“Secured Debt” means any Debt of the Company or any of its Restricted Subsidiaries secured by a Lien.

“Secured Leverage Ratio” means, as of any date of determination, the ratio of (1) the aggregate amount of all outstanding Secured Debt of the Company and its Restricted Subsidiaries (excluding (i) Debt in an amount equal to the amount of cash and Eligible Cash Equivalents of the Company and its Restricted Subsidiaries as of the date of determination that is not restricted as of such date from being used to repay Debt and (ii) any Hedging Obligations that are Incurred in the ordinary course of business (and not for speculative purposes)) as of the end of the most recent Four Quarter Period for which internal financial statements are available to (2) the Company’s Consolidated EBITDA for the most recent Four Quarter Period for which internal financial statements are available, in each case with such pro forma adjustments to the amount of consolidated Secured Debt and Consolidated EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Consolidated Fixed Charge Coverage Ratio (but giving effect to any repayment of Debt Incurred under any revolving Debt Facility and without giving effect to clause (iii) of such definition).

“Senior Credit Facilities” means the Fifth Amended and Restated Credit Agreement, dated as of July 29, 2020 as amended by a first amending agreement dated May 21, 2021, a second amending agreement dated August 12, 2021, a third amending agreement dated November 4, 2022, a fourth amending agreement dated October 5, 2023, and a fifth amending agreement dated June 20, 2024, among the Company, the other borrowers and the guarantors named therein and The Bank of Nova Scotia, as administrative agent, and the other agents and lenders named therein, together with all related notes, letters of credit, collateral documents, guarantees, and any other related agreements and instruments executed and delivered in connection therewith, in each case as amended, modified, supplemented, restated, refinanced, refunded or replaced in whole or in part prior to and on the Issue Date and from time to time thereafter, including by or pursuant to any agreement or agreements or instrument or instruments that extend the maturity of any Debt thereunder, or increase the amount of available borrowings thereunder (provided that such increase in borrowings is permitted under Section 4.09), or add or release Subsidiaries of the Company as additional borrowers or guarantors thereunder, in each case with respect to such agreement or any successor or replacement agreement and whether by the same or any other agent, lender, group of lenders, purchasers or debt holders.

“Senior Management” means the chief executive officer and the chief financial officer of the Company.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Sponsor” means Mason Capital Management, LLC.

“Sponsor Advisory Agreement” means the Mason Capital Advisory Services Engagement Letter, dated as of April 1, 2014, by and between the Company and the Sponsor.

“Stated Maturity,” when used with respect to (1) any Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal amount of such Note or such installment of interest is due and payable and (2) any other Debt or any installment of interest thereon, means the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt or such installment of interest is due and payable.

“Subordinated Obligations” means any Debt of the Company or any Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the Notes or the Note Guarantees pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any specified Person:

(1)

any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Interests entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)

any partnership (a) the sole general partner or the sole managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended or replaced from time to time.

“Taxation Certification” means: (i) a properly completed and duly executed United States Internal Revenue Service Form W-8IMY, W-8BEN, W-8BEN-E or W-9 (as applicable), or such successor form to such forms as the Internal Revenue Service shall adopt; and (ii) if the Holder or beneficial holder is a resident of a jurisdiction (other than the United States or Canada) that is determined by the Trustee not to have a tax treaty with the United States that fully exempts a United States payor from withholding obligations on interest payments made to residents in such jurisdiction, a properly completed and duly executed certification that such Person does not beneficially own, directly or indirectly, 10% or more of the total issued and outstanding voting shares of the Company and otherwise satisfies all the requirements of the portfolio interest exemption under section 871(h) and 881(c) of the United States Code.

“Transaction Date” has the meaning set forth in the definition of “Consolidated Fixed Charge Coverage Ratio.”

“Transfer Restricted Notes” means Definitive Notes and any other Notes that bear or are required to bear the Restricted Notes Legend.

“Trust Indenture Legislation” means the provisions, if any, of any statute of Canada or a province thereof, and of regulations under any such statute, relating to trust indentures and to the rights, duties, and obligations of trustees under trust indentures and of Persons issuing debt obligations under trust indentures, to the extent that such provisions are at the time in force and applicable to this Indenture.

“Trustee” means Computershare Trust Company of Canada, as trustee, until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company which at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided under Section 4.13; and

(2) any Subsidiary of an Unrestricted Subsidiary.

“U.S.” or “United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia

“U.S. Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“U.S. Person” means a “U.S. person” as defined in Regulation S.

“U.S. Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Voting Stock” of a Person means all classes of Capital Interests of such Person then outstanding and normally entitled to vote in the election of directors, managers or trustees, as applicable, of such Person.

Section 1.02 Rules of Construction.

Unless the context otherwise requires:

(1) a term defined in Section 1.01 has the meaning assigned to it therein;

(2) an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS;

(3) “or” is not exclusive;

(4) words in the singular include the plural, and words in the plural include the singular;

(5) provisions apply to successive events and transactions;

(6) unless the context otherwise requires, any reference to an “Appendix,” “Article,” “Section,” “clause,” “Schedule” or “Exhibit” refers to an Appendix, Article, Section, clause, Schedule or Exhibit, as the case may be, of this Indenture;

(7) the words “herein”, “hereof” and other words of similar import refer to this Indenture as a whole and not any particular Article, Section, clause or other subdivision;

(8) “including” means including without limitation;

(9) references to sections of, or rules under, the U.S. Securities Act or the U.S. Exchange Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the SEC from time to time;

(10) unless otherwise provided, references to agreements and other instruments shall be deemed to include all amendments and other modifications to such agreements or instruments, but only to the extent such amendments and other modifications are not prohibited by the terms of this Indenture; and

(11) in the event that a transaction meets the criteria of more than one category of permitted transactions or listed exceptions, the Company may classify such transaction as it, in its sole discretion, determines.

Section 1.03 Acts of Holders.

(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record or both are delivered to the Trustee and, where it is hereby expressly required, to the Company and the Guarantors. Proof of execution of any such instrument or of a writing appointing any such agent, or the holding by any Person of a Note, shall be sufficient for any purpose of this Indenture and (subject to Section 7.01) conclusive in favor of the Trustee, the Company and the Guarantors, if made in the manner provided in this Section 1.03.

(b) The fact and date of the execution by any Person of any such instrument or writing may be proved (1) by the affidavit of a witness of such execution or by the certificate of any notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof or (2) in any other manner deemed reasonably sufficient by the Trustee. Where such execution is by or on behalf of any legal entity other than an individual, such certificate or affidavit shall also constitute proof of the authority of the Person executing the same. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner that the Trustee deems sufficient.

(c) The ownership of Notes shall be proved by the Note Register.

(d) Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof, in respect of any action taken, suffered or omitted by the Trustee, the Company or the Guarantors in reliance thereon, whether or not notation of such action is made upon such Note.

(e) The Company may set a record date for purposes of determining the identity of Holders entitled to make, give or take any request, demand, authorization, direction, notice, consent, resolution, waiver or other action or meeting of Holders provided in this Indenture to be made, or to vote on or consent to any action authorized or permitted to be taken by Holders; provided that the Company may not set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in clause (f) below. Unless otherwise specified, if not set by the Company prior to the first solicitation of a Holder made by any Person in respect of any such action, or in the case of any such vote, prior to such vote, any such record date shall be the later of 30 days prior to the first solicitation of such consent or vote or the date of the most recent list of Holders furnished to the Trustee prior to such solicitation, vote or meeting. If any record date is set pursuant to this clause (e), the Holders on such record date, and only such Holders, shall be entitled to make, give or take such request, demand, authorization, direction, notice, consent, waiver or other action (including revocation of any action), whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Notes, or each affected Holder, as applicable, on such record date. Promptly after any record date is set pursuant to this paragraph, the Company, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Trustee in writing and to each Holder in the manner set forth in Section 12.01.

(f) The Trustee may (but shall not be obligated to) set any day as a record date for the purpose of determining the Holders entitled to join in the giving or making of (1) any notice of default under Section 6.01, (2) any declaration of acceleration referred to in Section 6.02, (3) any direction referred to in Section 6.05 or (4) any request to pursue a remedy as permitted in Section 6.06. If any record date is set pursuant to this paragraph, the Holders on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Notes or each affected Holder, as applicable, on such record date. Promptly after any record date is set pursuant to this paragraph, the Trustee, at the Company’s expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Company and to each Holder in the manner set forth in Section 12.01.

(g) Without limiting the foregoing, a Holder entitled to take any action hereunder with regard to any particular Note may do so with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents, each of which may do so pursuant to such appointment with regard to all or any part of such principal amount. Any notice given or action taken by a Holder or its agents with regard to different parts of such principal amount pursuant to this paragraph shall have the same effect as if given or taken by separate Holders of each such different part.

(h) Without limiting the generality of the foregoing, a Holder, including a Depositary that is the Holder of a Global Note, may make, give or take, by a proxy or proxies duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, given or taken by Holders, and a Depositary that is the Holder of a Global Note may provide its proxy or proxies to the beneficial owners of interests in any such Global Note through such Depositary’s standing instructions and customary practices.

(i) The Company may fix a record date for the purpose of determining the Persons who are beneficial owners of interests in any Global Note held by a Depositary entitled under the procedures of such Depositary, if any, to make, give or take, by a proxy or proxies duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, given or taken by Holders; provided that the Company may not fix a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in clause (f) above; provided further that if such a record date is fixed, only the beneficial owners of interests in such Global Note on such record date or their duly appointed proxy or proxies shall be entitled to make, give or take such request, demand, authorization, direction, notice, consent, waiver or other action, whether or not such beneficial owners remain beneficial owners of interests in such Global Note after such record date. No such request, demand, authorization, direction, notice, consent, waiver or other action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiration Date.

(j) With respect to any record date set pursuant to this Section 1.03, the party hereto that sets such record date may designate any day as the “Expiration Date” and from time to time may change the Expiration Date to any earlier or later day; provided that no such change shall be effective unless notice of the proposed new Expiration Date is given to the other party hereto in writing, and to each Holder of Notes in the manner set forth in Section 12.01, on or prior to both the existing and the new Expiration Date. If an Expiration Date is not designated with respect to any record date set pursuant to this Section 1.03, the party hereto which set such record date shall be deemed to have initially designated the 90th day after such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date as provided in this clause (j).

Section 1.04 Interest Act (Canada)

For the purposes of disclosure under the Interest Act (Canada) only, and without affecting the amount of interest payable under the Notes or the calculation of interest on the Notes, wherever a rate of interest under the Notes is calculated on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for the purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

Section 1.05 Currency

This Indenture contains references to Canadian dollar and United States dollar. Unless otherwise indicated, all references to “$” refers to Canadian dollars and all references to “U.S.$” refer to United States dollars.

ARTICLE 2

THE NOTES

Section 2.01 Form and Dating; Terms.

(a) Subject to Section 2.6, the Notes and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit A hereto. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Note shall be dated the date of its authentication. The Initial Notes will be dated August 21, 2024 and will become due and payable, together with all accrued and unpaid interest thereon, on August 21, 2032. The Notes will be issued in registered form, without coupons, and in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The registered Holder will be treated as the owner of such Note for all purposes.

(b) The terms and provisions contained in the Notes, as set out in Exhibit A hereto, shall constitute, and are hereby expressly made, a part of this Indenture, and the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(c) The Initial Notes will bear interest on the unpaid principal amount thereof at the rate of 6.50% per annum from their date of issue to, but excluding, August 21, 2032, compounded semi-annually and payable in arrears in equal instalments on each Interest Payment Date. The first Interest Payment Date for the Initial Notes will be February 21, 2025.

(d) Interest will be payable in respect of each Interest Period (after, as well as before, August 21, 2032, default and judgment, with overdue interest at the same rate) on each Interest Payment Date in accordance with this Indenture. Interest on the Initial Notes will accrue from their respective issue date or, if interest has already been paid, from and including the last Interest Payment Date therefor to which interest has been paid or made available for payment. Interest will be computed on the basis of a 365-day or 366-day year, as applicable, and the actual number of days elapsed in the relevant period and will accrue from day to day.

Section 2.02 Execution and Authentication.

(a) At least one Officer shall execute the Definitive Notes on behalf of the Company by manual, electronic or facsimile signature. If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

(b) A Note shall not be entitled to any benefit under this Indenture or be valid or obligatory for any purpose until authenticated substantially in the form of Exhibit A attached hereto by the manual or electronic signature of an authorized signatory of the Trustee. The signature shall be conclusive evidence that the Note has been duly authenticated and delivered under this Indenture.

(c) On the Issue Date, the Trustee shall, upon receipt of a written order of the Company signed by an Officer (an “Authentication Order”), authenticate and deliver the Initial Notes. In addition, at any time and from time to time, the Trustee shall, upon receipt of an Authentication Order, authenticate and deliver any Additional Notes in an aggregate principal amount specified in such Authentication Order for such Additional Notes issued hereunder.

(d) The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders, the Company or an Affiliate of the Company.

Section 2.03 Registrar; Transfer Agent; Paying Agent; Depository.

(a) The Company shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange (“Registrar”) and at least one office or agency where Notes may be presented for payment (“Paying Agent”). The Registrar shall keep a register of the Notes (“Note Register”) and of their transfer and exchange. The Company may appoint one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co-registrar, and the term “Paying Agent” includes any additional paying agent. The Company may change any Paying Agent or Registrar without prior notice to any Holder. The Company shall notify the Trustee in writing, and the Trustee shall notify the Holders, of the name and address of any Agent not a party to this Indenture. The Company shall enter into an appropriate agency agreement with any Agent not a party to this Indenture. If the Company fails to appoint or maintain another entity as Registrar or Paying Agent, or fails to give the foregoing notice, the Trustee shall act as such. The Company or any of its Restricted Subsidiaries may act as Paying Agent or Registrar.

(b) The Company initially appoints the Trustee to act as the Registrar, transfer agent and Payment Agent.

(c) The Company initially appoints CDS to act as Depositary with respect to the Global Notes.

Section 2.04 Paying Agent to Hold Money in Trust.

The Company shall require each Paying Agent other than the Trustee to agree in writing that such Paying Agent shall hold in trust for the benefit of Holders or the Trustee all money held by such Paying Agent for the payment of principal, premium and Additional Amounts, if any, and interest on the Notes, and shall notify the Trustee of any default by the Company in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, a Paying Agent shall have no further liability for the money. If the Company or a Restricted Subsidiary acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Company, the Trustee shall serve as Paying Agent for the Notes.

Section 2.05 Holder Lists.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders. If the Trustee is not the Registrar, the Company shall furnish to the Trustee at least two Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders.

Section 2.06 Book-Entry Provisions for Global Notes.

(a) The Notes shall be electronically issued initially in the form of one or more Global Notes, which shall be deposited by the Trustee on behalf of the purchasers of the Notes represented thereby with the Depository, and registered in the name of the Depository or a nominee of the Depository.

(b) Each Global Note shall represent such of the outstanding Notes as shall be specified therein, and each shall provide that it shall represent the aggregate amount of outstanding Notes from time to time endorsed thereon and that the aggregate amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges, redemptions and transfers of interests. Any endorsement or adjustment of a Global Note to reflect the amount of any increase or decrease in the amount of outstanding Notes represented thereby shall be made by the Trustee, in accordance with instructions given by the Holder thereof as required by this Section 2.6.

(c) The Initial Notes are being issued only (i) in the United States and to, or for the account or benefit of, U.S. Persons that are QIBs or (ii) outside the United States to purchasers that are not U.S. Persons or that are not purchasing the Notes for the account of benefit of U.S. Persons in reliance on Regulation S. Initial Notes are being issued by the Company to buyers in Canada in accordance with Canadian Securities Laws. After such initial issuance, Initial Notes that are Transfer Restricted Notes may be transferred in reliance on an exemption from the registration requirements of the U.S. Securities Act and in accordance with applicable U.S. state securities laws, outside the United States pursuant to Regulation S or to the Company, in accordance with certain transfer restrictions. Initial Notes that are issued and resold in reliance on Rule 144A shall be issued in the form of one or more permanent Global Notes substantially in the form set forth in Exhibit A and bear the Restricted Notes Legend (collectively, the “Restricted Global Note”), deposited with the Depository, duly executed by the Company and authenticated by the Trustee as hereinafter provided. Initial Notes that are issued in offshore transactions in reliance on Regulation S shall be issued in the form of one or more permanent Global Notes substantially in the form set forth in Exhibit A (or such other form approved pursuant to Article 9) (collectively, the “Unrestricted Global Note”) deposited with the Depository. The Restricted Global Note and the Unrestricted Global Note shall each be issued with separate CUSIP numbers. The aggregate principal amount of each Global Note may from time to time be increased or decreased by adjustments made on the records of the Depository. Transfers of Notes among Holders of Transfer Restricted Notes or beneficial interests in the Restricted Global Notes and to or by purchasers pursuant to Regulation S shall be represented by appropriate increases and decreases to the respective amounts of the appropriate Global Notes, as more fully provided in Section 2.16.

(d) Members of, or Participants in, the Depository shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depository or under such Global Note, and the Depository may be treated by the Company, and the Trustee or any Agent and any of their respective agents, as the absolute owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any Agent or their respective agents from giving effect to any written certification, proxy or other authorization furnished by the Depository or impair, as between the Depository and its Participants, the operation of customary practices governing the exercise of the rights of an owner of a beneficial interest in any Global Note.

(e) Neither the Trustee nor any Agent shall have any responsibility or obligation to any Holder that is a member of (or a Participant in) the Depository or any other Person any member or Participant thereof, with respect to any ownership interest in the Notes or with respect to the delivery of any notice (including any notice of redemption) or the payment of any amount or delivery of any Notes (or other security or property) under or with respect to the Notes. The Trustee and the Agents may rely (and shall be fully protected in relying) upon information furnished by the Depository with respect to its members, Participants and any beneficial owners in the Notes.

(f) Transfers of a Global Note shall be limited to transfers of such Global Note in whole, but not in part, to the Depository, its successors or their respective nominees. Interests of beneficial holders in a Global Note may be transferred in accordance with the rules and procedures of the Depository. In addition, Definitive Notes shall be transferred to beneficial holders in exchange for their beneficial interests only if (i) the Company has determined that (A) the Depository is unwilling or unable to continue as Depository for the Notes or (B) the Depository has ceased to be eligible to be a Depository, provided that in each case the Company has not appointed a successor Depository, (ii) after the occurrence of an Event of Default, the Depository advises the Trustee that it has received written notification from beneficial holders representing, in the aggregate, more than 25% of the aggregate principal amount of outstanding Notes (including any Additional Notes) that the continuance of the book-entry system is no longer in their best interest, (iii) it is required by applicable laws or (iv) the book-entry system ceases to exist. In each of such events, Definitive Notes will be issued in fully registered form and in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

(g) In connection with the transfer of the entire Global Note to beneficial holders pursuant to Section 2.06(f), such Global Note shall be deemed to be surrendered to the Trustee for cancellation, and the Company shall execute, and the Trustee shall authenticate and deliver to each beneficial holder identified by the Depository in exchange for its beneficial interest in such Global Note an equal aggregate principal amount of Definitive Notes of authorized denominations.

(h) The registered Holder of a Global Note may grant proxies and otherwise authorize any Person, including Participants and Persons that may hold interest through Participants, to take any action which a Holder is entitled to take under this Indenture or the Notes.

(i) Each certificated Global Note shall bear the Global Note Legend on the face thereof.

(j) At such time as all beneficial interests in Global Notes have been exchanged for Definitive Notes, redeemed, repurchased or cancelled, all Global Notes shall be returned to or retained and cancelled by the Trustee in accordance with Section 2.13. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for Definitive Notes, redeemed, repurchased or cancelled, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee to reflect such reduction.

Section 2.07 Transfer and Exchange.

(a) To permit registrations of transfers and exchanges, the Company shall authorize and the Trustee shall authenticate Global Notes and Definitive Notes at the Registrar’s request.

(b) No service charge shall be imposed on any Holder for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any stamp or transfer tax or similar governmental charge payable in connection therewith (other than any such stamp or transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Section 2.11, Section 3.06, Section 4.11, Section 4.16 and Section 9.04).

(c) All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes (or interest therein) or Definitive Notes surrendered upon such registration of transfer or exchange.

(d) The Registrar is not required (1) to register the transfer of or to exchange any Note selected for redemption, (2) to register the transfer of or to exchange any Note for a period of 15 days before a selection of Notes to be redeemed or (3) to register the transfer of or to exchange any Note between a Record Date and the next succeeding Interest Payment Date.

(e) Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal, premium and Additional Amounts, if any, and (subject to the Record Date provisions of the Notes) interest on such Notes and for all other purposes, and none of the Trustee, any Agent or the Company shall be affected by notice to the contrary.

(f) The Trustee shall authenticate Global Notes and Definitive Notes in accordance with the provisions of Section 2.02(c). Except as provided in Section 2.06(f), neither the Trustee nor the Registrar shall authenticate or deliver any Definitive Note in exchange for a Global Note.

(g) Each Holder agrees to provide reasonable indemnity to the Company and the Trustee against any liability that may result from the transfer, exchange or assignment of such Holder’s Note in violation of any provision of this Indenture and/or applicable securities law.

(h) Neither the Trustee nor any Agent shall have any obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Participants or beneficial owners of interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

Section 2.08 Non-Certificated Deposit.

(a) Subject to the provisions hereof, at the Company’s option, Notes may be issued and registered in the name of CDS or its nominee and: (i) the deposit of which may be confirmed electronically by the Trustee to a particular Participant through CDS; and (ii) shall be identified by a specific CUSIP/ISIN as requested by the Company from CDS.

(b) If the Company issues Notes in a non-certificated format, beneficial holders of such Notes registered and deposited with CDS shall not receive Definitive Notes and shall not be considered owners or holders thereof under this Indenture or any supplemental indenture. Beneficial interests in Notes registered and deposited with CDS will be represented only through the non-certificated inventory system administered by CDS. Transfers of Notes registered and deposited with CDS between Participants shall occur in accordance with the rules and procedures of CDS. Neither the Company nor the Trustee shall have any responsibility or liability for any aspects of the records relating to or payments made by CDS or its nominee, on account of the beneficial interests in Notes registered and deposited with CDS. Nothing herein shall prevent the beneficial holders of Notes registered and deposited with CDS from voting such Notes using duly executed proxies or voting instruction forms.

(c) All references herein to actions by, notices given or payments made to Notes shall, where Notes are held through CDS, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the Participants in accordance with its rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or the direction of Holders evidencing a specified percentage of the aggregate Notes outstanding, such direction or consent may be given by beneficial holders acting through CDS and the Participants owning Notes evidencing the requisite percentage of the Notes. The rights of a beneficial holder whose Notes are held established by law and agreements between such holders and CDS and the Participants upon instructions from the Participants. Each Trustee and the Company may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Notes and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder.

(d) For so long as Notes are held through CDS, if any notice or other communication is required to be given to Holders, the Trustee will give such notices and communications to CDS.

(e) If CDS resigns or is removed from its responsibility as Depository and the Trustee is unable or does not wish to locate a qualified successor, CDS shall provide the Trustee with instructions for registration of Notes in the names and in the amounts specified by CDS and the Company shall issue and the Trustee shall certify and deliver the aggregate number of Notes then outstanding in the form of Definitive Notes.

(f) The rights of beneficial holders who hold securities entitlements in respect of the Notes through non-certificated inventory system administered by CDS shall be limited to those established by applicable law and agreements between the Depository and the Participants and between such Participants and the beneficial holders who hold securities entitlements in respect of the Notes through the non-certificated inventory system administered by CDS, and such rights must be exercised through a Participant in accordance with the rules and procedures of the Depository.

(g) Notwithstanding anything herein to the contrary, none of the Company nor the Trustee nor any agent thereof shall have any responsibility or liability for:

(1) the electronic records maintained by the Depository relating to any ownership interests or other interests in the Notes or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any Person in any Note represented by an electronic position in the non-certificated inventory system administered by CDS (other than the Depository or its nominee);

(2) for maintaining, supervising or reviewing any records of the Depository or any Participant relating to any such interest; or

(3) contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Participant.

(h) The Company may terminate the application of this Section 2.08 in its sole discretion in which case all Notes shall be evidenced by Definitive Notes registered in the name of a Person other than the Depository.

Section 2.09 Replacement Notes.

If a mutilated Definitive Note is surrendered to the Trustee or if a Holder claims that its Note has been lost, destroyed or wrongfully taken and the Company and the Trustee receive evidence to its satisfaction of the ownership and loss, destruction or theft of such Definitive Note, the Company shall issue and the Trustee, upon receipt of an Authentication Order, shall authenticate a replacement Note if the Trustee’ s requirements are otherwise met. If required by the Trustee or the Company, an indemnity bond must be provided by the Holder that is sufficient in the judgment of the Trustee and the Company to protect the Company, the Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Company, the Trustee and the Agents may charge the Holder for their expenses in replacing a Note. Every replacement Note is a contractual obligation of the Company and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.10 Outstanding Notes.

(a) The Notes outstanding at any time are all the Notes authenticated by the Trustee except for those cancelled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section 2.10 as not outstanding. Except as set forth in Section 2.11, a Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Note.

(b) If a Note is replaced pursuant to Section 2.09, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a protected purchaser.

(c) If the Trustee holds, on the payment date, money sufficient to pay the amounts under Notes payable on that date, then on and after that date such Notes shall be deemed to be no longer outstanding and shall cease to accrue interest.

Section 2.11 Treasury Notes.

In determining whether the Holders of the required aggregate principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Company, or by any Affiliate of the Company, shall be considered as though not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes that a Responsible Officer has written notice as being so owned shall be so disregarded. Notwithstanding the foregoing, Notes that are to be acquired by the Company or by any Affiliate of the Company pursuant to an exchange offer, tender offer or other agreement shall not be deemed to be owned by such entity until legal title to such Notes passes to such entity.

Section 2.12 Temporary Notes.

Until Definitive Notes are ready for delivery, the Company may prepare and the Trustee, upon receipt of an Authentication Order, shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of Definitive Notes but may have variations that the Company considers appropriate for temporary Notes and as shall be reasonably acceptable to the Trustee. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate Definitive Notes in exchange for temporary Notes. Holders and beneficial holders, as the case may be, of temporary Notes shall be entitled to all of the benefits accorded to Holders, or beneficial holders, respectively, of Notes under this Indenture.

Section 2.13 Cancellation.

The Company at any time may deliver to the Trustee for cancellation any Notes previously authenticated and delivered hereunder or which the Company may have acquired in any manner whatsoever, and all Notes so delivered shall be promptly cancelled by the Trustee. All Notes surrendered for registration of transfer, exchange or payment, if surrendered to any Person other than the Trustee, shall be delivered to the Trustee. The Trustee and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation. Subject to Section 2.08, the Company may not issue new Notes to replace Notes that it has redeemed or paid or that have been delivered to the Trustee for cancellation. The Trustee shall furnish a certificate in respect of the cancelled Notes to the Company upon its written request therefor.

Section 2.14 Defaulted Interest.

If the Company defaults in a payment of interest on the Notes, it shall pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, which date shall be at the earliest practicable date but in all events at least 5 Business Days prior to the payment date, in each case at the rate provided in the Notes and in Section 4.01. The Company shall fix or cause to be fixed each such special record date and payment date and shall promptly thereafter notify the Trustee of any such date. At least 15 days before the special record date, the Company (or, upon the written request of the Company, the Trustee in the name and at the expense of the Company) shall mail or deliver by electronic transmission in accordance with the applicable procedures of the Depositary, or cause to be mailed or delivered by electronic transmission in accordance with the applicable procedures of the Depositary to each Holder a notice that states the special record date, the related payment date and the amount of such interest to be paid.

Section 2.15 Concerning Interest.

(a) All Notes issued hereunder, whether originally or upon exchange or in substitution for previously issued Notes, shall bear interest (i) from and including their respective issue date, or (ii) from and including the last Interest Payment Date therefor to which interest shall have been paid or made available for payment on such outstanding Notes, whichever shall be the later, in all cases, to and excluding the next Interest Payment Date therefor.

(b) Subject to accrual of any interest on unpaid interest from time to time, interest on a Note will cease to accrue from the maturity date of such Note (including, for certainty, if such Note was called for redemption, the applicable redemption date); unless upon due presentation and surrender of such Note for payment on or after the maturity date thereof, such payment is improperly withheld or refused.

(c) If the date for payment of any amount of principal, premium or interest in respect of a Note is not a Business Day at the place of payment, then payment thereof will be made on the next Business Day and the Holder of such Note will not be entitled to any further interest on such principal, or to any interest on such interest, premium or other amount so payable, in respect of the period from the date for payment to such next Business Day.

(d) The Holder of any Note at the close of business on any Record Date with respect to any Interest Payment Date for such series shall be entitled to receive the interest, if any, payable on such Interest Payment Date notwithstanding any transfer or exchange of such Note subsequent to such Record Date and prior to such Interest Payment Date, except if and to the extent the Company shall default in the payment of the interest due on such Interest Payment Date for such series, in which case such defaulted interest shall be paid to the Holder of such Note as at the close of business on a subsequent Record Date (which shall be not less than two Business Days prior to the date of payment of such defaulted interest) established by notice given by mail by or on behalf of the Company to the Holders of all affected Notes not less than 15 days preceding such subsequent Record Date.

(e) Wherever in this Indenture or any Note there is mention, in any context, of the payment of interest, such mention is deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable pursuant to this Indenture or the Note, and express mention of interest on amounts in default in any of the provisions of this Indenture will not be construed as excluding such interest in those provisions of this Indenture where such express mention is not made.

(f) Unless otherwise specifically provided in this Indenture or the terms of any Note, interest on the Notes shall be computed on the basis of a 365-day or 366-day year, as applicable, and the actual number of days elapsed in the applicable period.

Section 2.16 CUSIP and ISIN Numbers.

The Company in issuing the Notes may use CUSIP or ISIN numbers (if then generally in use) and, if so, the Trustee shall use CUSIP or ISIN numbers in notices of redemption or exchange or in Offers to Purchase as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of redemption or exchange or in Offers to Purchase and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption or exchange or Offer to Purchase shall not be affected by any defect in or omission of such numbers. The Company shall as promptly as practicable notify the Trustee in writing of any change in the CUSIP or ISIN numbers.

Section 2.17 Special Transfer Provisions.

(a) Each Note issued pursuant to an exemption from registration under the U.S. Securities Act (other than in reliance on Regulation S) will constitute a Transfer Restricted Note and be required to bear the Restricted Notes Legend unless and until such Transfer Restricted Note is transferred or exchanged pursuant to (i) Rule 904 of Regulation S, (ii) Rule 144 under the U.S. Securities Act, (iii) Rule 144A or (iv) another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws and, in each case, in accordance with applicable state securities laws in connection with which the Restricted Notes Legend may be removed pursuant to the U.S. Securities Act because such Notes no longer constitute “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act. Notwithstanding the foregoing, Notes issued pursuant to such transfer or exchange may, at the written direction of the Company, bear a legend required under applicable Canadian Securities Laws.

(b) With respect to any Additional Notes, the Company shall set forth in a resolution of its Board of Directors and in an Officers’ Certificate, a copy of each of which shall be delivered to the Trustee, the following information:

(1) the aggregate principal amount of such Additional Notes to be authenticated and delivered pursuant to this Indenture;

(2) the issue price, the issue date, the CUSIP number of such Additional Notes, the first Interest Payment Date and the amount of interest payable on such first Interest Payment Date applicable thereto, the date from which interest shall accrue thereon and the Interest Payment Dates and Record Dates applicable thereto;

(3) whether such Additional Notes shall be Transfer Restricted Notes; and

(4) that such issuance is not prohibited by this Indenture.

(c) The Trustee shall, upon receipt of a written order of the Company, the resolution of the Company’s Board of Directors and an Officers’ Certificate, authenticate the Additional Notes in accordance with the provisions of Section 2.02(c) of this Indenture.

Section 2.18 Notes to Rank Equally.

The Notes will be direct senior unsecured obligations of the Company and will rank equally in right of payment with all other present and future senior Debt of the Company.

Section 2.19 Declaration as to Beneficial Holder and U.S. Tax Certifications.

The Trustee may require any Holder as shown on the register of Holders to: (a) provide a declaration, in such form as prescribed by the Trustee, as to the beneficial holder owning Notes in such Holder’s name and as to the jurisdiction in which such beneficial holder is resident for Canadian or United States income tax purposes; or (b) upon request of the Trustee, furnish a Taxation Certification, and, as applicable, Taxation Certifications from each beneficial holder beneficially owning Notes registered or held in such Holder’s name, and the Holders and Beneficial Holders shall comply with any such request.

ARTICLE 3

REDEMPTION

Section 3.01 Notices to Trustee.

If the Company elects to redeem Notes pursuant to Section 3.07, it shall furnish to the Trustee, at least 10 days before notice of redemption is required to be sent or caused to be sent to Holders pursuant to Section 3.03 (unless a shorter notice shall be agreed to by the Trustee) but not more than 60 days before a redemption date, an Officers’ Certificate setting forth (1) the paragraph or subparagraph of such Note or Section of this Indenture pursuant to which the redemption shall occur, (2) the redemption date, (3) the principal amount of the Notes to be redeemed and (4) the redemption price, if then ascertainable.

Section 3.02 Selection of Notes to Be Redeemed or Purchased.

(a) In the case of any partial redemption pursuant to Section 3.07 or if less than all of the Notes are purchased in an Offer, selection of the Notes for redemption or purchase, as applicable, shall be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed, then a pro rata basis, by lot or by such other method as the Trustee deems to be fair and appropriate or in accordance with the applicable procedures of CDS (in the case of Global Notes).

(b) The Trustee shall promptly notify the Company in writing of the Notes selected for redemption or purchase and, in the case of any Note selected for partial redemption or purchase, the principal amount thereof to be redeemed or purchased. Notes and portions of Notes selected shall be in amounts of $2,000 or integral multiples of $1,000 in excess thereof; provided that no Notes of $2,000 in principal amount or less shall be redeemed in part. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption or purchase also apply to portions of Notes called for redemption or purchase.

(c) After the redemption date or purchase date, upon surrender of a Note to be redeemed or purchased in part only, a new Note or Notes in principal amount equal to the unredeemed or unpurchased portion of the original Note, representing the same Debt to the extent not redeemed or not purchased, shall be issued in the name of the Holder of the Notes upon cancellation of the original Note (or appropriate book entries shall be made to reflect such partial redemption).

Section 3.03 Notice of Redemption.

(a) The Company shall mail or deliver by electronic transmission in accordance with the applicable procedures of the Depositary, or cause to be mailed (or delivered by electronic transmission in accordance with the applicable procedures of the Depositary) notices of redemption of Notes not less than 10 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed pursuant to this Article at such Holder’s registered address or otherwise in accordance with the applicable procedures of the Depositary, except that redemption notices may be sent more than 60 days prior to a redemption date if the notice is issued in connection with Article 8 or Article 11. Notice of any redemption may, at the Company’s discretion, be subject to one or more conditions precedent, including completion of a Qualified Equity Offering or other corporate transaction.

(b) The notice shall identify the Notes to be redeemed (including CUSIP and ISIN number, if applicable) and shall state:

(1) the redemption date;

(2) the redemption price, including the portion thereof representing any accrued and unpaid interest; provided that in connection with a redemption under Section 3.07(b), the notice need not set forth the redemption price but only the manner of calculation thereof;

(3) if any Note is to be redeemed in part only, the portion of the principal amount of that Note that is to be redeemed;

(4) the name and address of the Paying Agent;

(5) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(6) that, unless the Company defaults in making such redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture, interest on Notes called for redemption ceases to accrue on and after the redemption date;

(7) the paragraph or subparagraph of the Notes or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed;

(8) that no representation is made as to the correctness or accuracy of the CUSIP or ISIN number, if any, listed in such notice or printed on the Notes; and

(9) if applicable, any condition to such redemption.

(c) At the Company’s request, the Trustee shall give the notice of redemption in the Company’s name and at the Company’s expense; provided that the Company shall have delivered to the Trustee, at least five Business Days before notice of redemption is required to be sent or caused to be sent to Holders pursuant to this Section 3.03 (unless a shorter notice shall be agreed to by the Trustee), an Officers’ Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in Section 3.03(b).

Section 3.04 Effect of Notice of Redemption.

Once notice of redemption is sent in accordance with Section 3.03, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price (except as provided for in Section 3.03(a)). The notice, if mailed or delivered by electronic transmission in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice. In any case, failure to give such notice or any defect in the notice to the Holder of any Note designated for redemption in whole or in part shall not affect the validity of the proceedings for the redemption of any other Note. Subject to Section 3.05, on and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption.

Section 3.05 Deposit of Redemption or Purchase Price.

(a) No later than 11:00 a.m. (Toronto time) on the redemption or purchase date, the Company shall deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption or purchase price of and accrued and unpaid interest on all Notes to be redeemed or purchased on that date. The Paying Agent shall promptly send to each Holder whose Notes are to be redeemed or repurchased the applicable redemption or purchase price thereof and accrued and unpaid interest thereon. The Trustee or the Paying Agent shall promptly return to the Company any money deposited with the Trustee or the Paying Agent by the Company in excess of the amounts necessary to pay the redemption or purchase price of, and accrued and unpaid interest on, all Notes to be redeemed or purchased.

(b) If the Company complies with the provisions of Section 3.05(a), on and after the redemption or purchase date, interest shall cease to accrue on the Notes or the portions of Notes called for redemption or purchase. If any Note called for redemption or purchase shall not be so paid upon surrender for redemption or purchase because of the failure of the Company to comply with Section 3.05(a), interest shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid, and, to the extent lawful, on any interest accrued to the redemption or purchase date not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01.

Section 3.06 Notes Redeemed or Purchased in Part.

Upon surrender of a Note that is redeemed or purchased in part, the Company shall issue and, upon receipt of an Authentication Order, the Trustee shall promptly authenticate and mail to the Holder (or cause to be transferred by book entry) at the expense of the Company a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered representing the same Debt to the extent not redeemed or purchased; provided that each new Note shall be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. It is understood that, notwithstanding anything in this Indenture to the contrary, only an Authentication Order and not an Opinion of Counsel or Officers’ Certificate is required for the Trustee to authenticate such new Note.

Section 3.07 Optional Redemption.

(a) Except pursuant to clauses (c) and (d) of this Section 3.07, Section 3.09 and Section 4.15(d), the Notes shall not be redeemable at the Company’s option prior to August 21, 2027.

(b) On and after August 21, 2027, the Company may redeem the Notes, in whole or in part, upon not less than 10 nor more than 60 days’ notice, at the redemption prices (expressed as a percentage of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest on the Notes and Additional Amounts, if any, to, but not including, the applicable date of redemption (subject to the right of Holders of Notes on the relevant Record Date to receive interest on the relevant Interest Payment Date), if redeemed during the twelve-month period beginning on August 21 of each of the years indicated below:

Year	Percentage
2027	103.250%
2028	101.625%
2029 and thereafter	100.000%

(c) Prior to August 21, 2027, the Company may on any one or more occasions redeem up to 40% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) with the net cash proceeds of one or more Qualified Equity Offerings, upon not less than 10 nor more than 60 days’ notice, at a redemption price equal to 106.50% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the applicable date of redemption (subject to the right of Holders of Notes on the relevant Record Date to receive interest on the relevant Interest Payment Date); provided that (i) at least 50% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) remains outstanding after each such redemption and (ii) any such redemption occurs within 180 days after the closing of such Qualified Equity Offering.

(d) In addition, at any time prior to August 21, 2027, the Company may redeem the Notes, in whole or in part, upon not less than 10 nor more than 60 days’ notice, at a redemption price equal to 100% of the aggregate principal amount of the Notes, plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, but not including, the applicable redemption date (subject to the right of Holders of Notes on the relevant Record Date to receive interest on the relevant Interest Payment Date).

(e) Any redemption pursuant to this Section 3.07 shall be made pursuant to the provisions of Section 3.01 through Section 3.06.

(f) If the optional redemption date is on or after a Record Date but on or prior to the related Interest Payment Date, then any accrued and unpaid interest in respect of Notes subject to redemption will be paid on the redemption date to the Person in whose name the Note is registered at the close of business on such Record Date, and no additional interest will be payable to Holders whose Notes will be subject to redemption by the Company.

Section 3.08 Mandatory Redemption.

The Company will not be required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Company may be required to Offer to Purchase the Notes as described in Section 4.15 and Section 4.16. The Company may at any time, and from time to time, acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws so long as such acquisition does not otherwise violate the terms of this Indenture.

Section 3.09 Tax Redemption.

(a) The Company is entitled to redeem the Notes at its option, at any time as a whole but not in part, upon not less than 10 nor more than 60 days’ written notice at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest (if any) to, but not including, the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), in the event the Company determines that:

(1) as a result of (A) any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction, or (B) any change in the official position regarding the application or interpretation of such laws, regulations or rulings by any legislative body, court, governmental agency or regulatory authority (including a holding or order by a court of competent jurisdiction), which change or amendment is announced and becomes effective on or after the date of the Offering Memorandum, the Company has or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Notes; or

(2) on or after the date of the Offering Memorandum, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, any Relevant Taxing Jurisdiction, including any of those actions specified in clause (1) above, whether or not such action was taken or such decision was rendered with respect to the Company, which, in any such case, will result in the Company becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Note, and, in any such case, the Company, in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it.

(b) In the event that the Company elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, the Company will deliver to the Trustee an Officers’ Certificate stating (i) that it is entitled to redeem such Notes pursuant to their terms and (ii) the basis for such redemption. Notice of the Company’s intent to redeem the Notes pursuant to this Section 3.09 shall not be effective until such time as it delivers to the Trustee such Opinion of Counsel stating that the Company would be obligated to pay Additional Amounts as a result of a change in tax laws or regulations or the application or interpretation of such laws or regulations by the Relevant Taxing Jurisdiction.

(c) Any redemption pursuant to this Section 3.09 shall be made pursuant to Sections Section 3.01 through Section 3.06. Notice of intention to redeem the Notes pursuant to this Section 3.09 shall be given by the Company to each Holder and the Trustee not more than 60 nor less than 10 days prior to the date fixed for redemption and shall specify the date fixed for redemption. Notwithstanding the foregoing, no notice of redemption of the Notes as described above shall be given unless at the time such notice is given, such obligation to pay such Additional Amounts remains in effect.

ARTICLE 4

COVENANTS

Section 4.01 Payment of Notes.

(a) The Company will pay, or cause to be paid, the principal, premium and Additional Amounts, if any, and interest on the Notes on the dates and in the manner provided in the Notes. Principal, premium and Additional Amounts, if any, and interest shall be considered paid on the date due if the Paying Agent, if other than the Company or a Restricted Subsidiary, holds as of 11:00 a.m. (Toronto time), on the due date money deposited by the Company in immediately available funds and designated for and sufficient to pay the principal, premium and Additional Amounts, if any, and interest then due.

(b) The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, at the rate equal to the then applicable interest rate on the Notes to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace period) at the same rate to the extent lawful.

Section 4.02 Maintenance of Office or Agency.

(a) The Company shall maintain an office or agency (which may be an office of the Trustee or an Affiliate of the Trustee, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company and the Guarantors in respect of the Notes and this Indenture may be served. The Company shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

(b) The Company may also from time to time designate additional offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Company shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

(c) The Company hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Company in accordance with Section 2.03.

Section 4.03 Taxes.

The Company shall pay, and shall cause each of its Restricted Subsidiaries to pay, prior to delinquency, all material taxes, assessments and governmental levies except (a) such as are being contested in good faith and by appropriate negotiations or proceedings or (b) where the failure to effect such payment could not reasonably be expected to result in a material adverse effect on (i) the business, financial condition or results of operations of the Company and its Restricted Subsidiaries, taken as a whole, or (ii) the ability of the Company or any Guarantor to perform any of its Obligations under this Indenture, the Notes or the Note Guarantees when due.

Section 4.04 Stay, Extension and Usury Laws.

The Company and each Guarantor covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Company and each Guarantor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenant that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.05 Corporate Existence.

Subject to Article 5, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect (1) its corporate existence and the corporate, partnership, limited liability company or other existence of each of its Restricted Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company or any such Restricted Subsidiary and (2) the rights (charter and statutory), licenses and franchises of the Company and its Restricted Subsidiaries; provided that the Company shall not be required to preserve any such right, license or franchise, or the corporate, partnership, limited liability company or other existence of any of its Restricted Subsidiaries, if the Company in good faith shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Restricted Subsidiaries, taken as a whole.

Section 4.06 Reports and Other Information.

(a) For so long as any Notes are outstanding:

(1) if the Company is subject to the reporting requirements of the securities laws of Canada and is required to file information with one or more securities commissions or securities regulatory authorities in Canada (“Canadian Commissions”) pursuant to such laws, the Company shall furnish to the Trustee and the Holders of the Notes (to the extent not otherwise available on the Canadian Securities Administrators’ SEDAR+ website (or any successor system) (“SEDAR+”) or the Company’s website), as promptly as is reasonably practicable after such information has been filed (which filing shall be made no later than 10 days after the time periods specified in the Canadian Commissions’ rules and regulations, including, without limitation, any extension permitted under Canadian Securities Laws), including the following:

(i) all quarterly and annual financial information that the Company is required to file pursuant to Canadian Securities Laws with the Canadian Commissions, including in each case a “Management’s discussion and analysis of financial condition and results of operations,” annual or interim financial statements, as the case may be, and, with respect to the annual information only, an auditor’s report on the annual financial statements by the Company’s independent chartered professional accountants; and

(ii) all press releases, material change reports, business acquisition reports, financial statements and circulars that the Company is required to file with the Canadian Commissions;

(2) if the Company is subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act, the Company shall furnish to the Trustee (and the Holders of the Notes, to the extent not otherwise available on the SEC’s EDGAR system (or any successor system) (“EDGAR”) or the Company’s website), as promptly as is reasonably practicable after such information has been filed (which filing shall be made no later than 15 days after the time periods specified in the SEC’s rules and regulations, including, without limitation, any extension permitted under the U.S. Exchange Act), including the following:

(i) annual reports of the Company on Form 10-K, Form 20-F (if eligible) or Form 40-F (if eligible) containing in each case the information that is required to be contained in such forms under the U.S. Exchange Act, including “Management’s discussion and analysis of financial condition and results of operations,” audited financial statements and a report on the annual financial statements by the Company’s independent chartered professional accountants;

(ii) quarterly reports of the Company on Form 10-Q or Form 6K (if eligible) containing in each case the information that is required to be contained in such forms under the U.S. Exchange Act, including “Management’s discussion and analysis of financial condition and results of operations” and unaudited quarterly financial statements; and

(iii) all current reports that are furnished or required to be filed with the SEC on Form 8-K or Form 6-K (if eligible); and

(3) if the Company is not subject to either the reporting requirements of the securities laws of Canada or Section 13 or 15(d) of the U.S. Exchange Act, then the Company shall furnish to the Trustee and Holders of the Notes (which, in the case of Holders of the Notes, may be furnished by public posting on the Company’s website) all of the financial information and reports referred to in, at the Company’s election, either Section 4.06(a)(1) or (2) above at the times specified in the applicable clause.

For the avoidance of doubt, the Company may satisfy its obligations under this Section 4.06(a) by providing reports pursuant to any of clauses (1), (2) or (3), to the extent that the conditions set forth in the applicable clause are satisfied.

(b) At any time there shall be one or more Unrestricted Subsidiaries that, in the aggregate, hold more than 15.0% of the Consolidated Total Assets of the Company, the quarterly and annual financial information required by clause (1), (2) or (3) of Section 4.06(a) shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries.

(c) Notwithstanding the foregoing, in no event shall the Company be required by this Section 4.06 to (i) comply with Section 302 or Section 404 of the Sarbanes-Oxley Act of 2002, or related Items 307 and 308 of Regulation S-K promulgated by the SEC, or Item 10(e) of Regulation S-K (with respect to any non-GAAP financial measures contained therein) or Regulation G, (ii) include the separate financial information for Guarantors contemplated by Rule 3-10 of Regulation S-X promulgated by the SEC or (iii) provide any additional information in respect of Item 402 of Regulation S-K beyond information of the type included or incorporated by reference in the Offering Memorandum. In addition, the Company shall make available to the Holders of the Notes and to prospective investors, upon request, the information to be delivered pursuant to Rule 144A(D)(4) under the U.S. Securities Act so long as the Notes are not freely transferable under Rule 144.

(d) If the Company is relying on clause (3) of Section 4.06(a) above to satisfy the requirements of this Section 4.06, the Company will also hold a quarterly conference call for the Holders of the Notes to discuss financial information for the previous quarter. The conference call will be following the last day of each fiscal quarter of the Company and not later than 10 business days from the time that the Company distributes the financial information as set forth in clause (3) of Section 4.06(a), as applicable. Prior to the conference call, the Company shall provide instructions for Holders of the Notes to obtain access to such call. For the avoidance of doubt, the Company may satisfy the requirements of this Section 4.06(d) by holding the conference call required above within the time period required as part of any earnings call of the Company in accordance with past practice.

(e) Notwithstanding anything herein to the contrary, the Company will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (5) under Events of Default until 90 days after the date any report hereunder is due.

(f) In the event that any Parent of the Company is or becomes a Guarantor of the Notes, this Indenture permits the Company to satisfy its obligations under this Section 4.06 with respect to financial information relating to the Company by furnishing financial information relating to such Parent; provided that, if applicable, the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such Parent and any of its Subsidiaries other than the Company and its Subsidiaries, on the one hand, and the information relating to the Company, the Guarantors and other Subsidiaries of the Company on a stand-alone basis, on the other hand.

(g) Delivery of reports, information and documents to the Trustee is for informational purposes only and their respective receipt of such reports shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s, any Guarantor’s or any other Person’s compliance with any of its covenants under this Indenture or the Notes (as to which the Trustee are entitled to rely exclusively on the Officers’ Certificates delivered pursuant to this Indenture).

(h) The Trustee shall not be obligated to monitor or confirm, on a continuing basis or otherwise, the Company’s, any Guarantor’s or any other Person’s compliance with this Section 4.06 or with respect of any reports or other documents filed under SEDAR+ or EDGAR or under this Indenture.

Section 4.07 Compliance Certificate.

(a) The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year ending after the Issue Date, a certificate from the principal executive officer, principal financial officer or principal accounting officer stating that a review of the activities of the Company and its Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether the Company and each Guarantor have kept, observed, performed and fulfilled their obligations under this Indenture, and further stating, as to such Officer signing such certificate, that to his or her knowledge, the Company and each Guarantor have kept, observed, performed and fulfilled each and every condition and covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions, covenants and conditions of this Indenture (or, if a Default shall have occurred, describing all such Defaults of which he or she may have knowledge and what action the Company and each Guarantor are taking or propose to take with respect thereto).

(b) When any Default or Event of Default has occurred and is continuing under this Indenture, or if the Trustee or the holder of any other evidence of Debt of the Company or any Subsidiary gives any notice or takes any other action with respect to a claimed Default or Event of Default, the Company will promptly (which shall be within 10 Business Days following the date on which the Company becomes aware of such Default or Event of Default, receives notice of such Default or Event of Default or becomes aware of such action, as applicable) send to the Trustee an Officers’ Certificate specifying such event, its status and what action the Company is taking or proposes to take with respect thereof.

Section 4.08 Limitation on Restricted Payments.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment unless, at the time of and after giving effect to the proposed Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or will result as a consequence thereof;

(2) after giving effect to such Restricted Payment on a pro forma basis, the Company would be permitted to Incur at least $1.00 of additional Debt pursuant to Section 4.09(a); and

(3) after giving effect to such Restricted Payment on a pro forma basis, the aggregate amount expended or declared for all Restricted Payments after June 17, 2015 (excluding Restricted Payments permitted by any one or more of clauses (2) through (8), (9), (10), (11), (12) and (13) of Section 4.08(b)) shall not exceed the sum (without duplication) of (such sum, the “Available Restricted Payments Amount”):

(i) 50% of the Consolidated Net Income (or, if Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the Company accrued on a cumulative basis during the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing before June 17, 2015 and ending on the last day of the fiscal quarter immediately preceding the date of such proposed Restricted Payment; plus

(ii) 100% of the aggregate net proceeds (including the Fair Market Value of property other than cash) received by the Company subsequent to June 17, 2015 either (A) as a contribution to its common equity capital or (B) from the issuance and sale of its Qualified Capital Interests, including Qualified Capital Interests issued upon the conversion of Debt or Redeemable Capital Interests of the Company (other than, in each case, net proceeds received from an issuance or sale of Capital Interests, Debt or Redeemable Capital Interests issued or sold to a Subsidiary of the Company or to an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan, option plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); plus

(iii) to the extent that any Unrestricted Subsidiary of the Company designated as such after June 17, 2015 is redesignated as a Restricted Subsidiary pursuant to the terms of this Indenture, the Fair Market Value of the Company’s Investment in such Subsidiary as of the date of such redesignation; plus

(iv) to the extent not already included in Consolidated Net Income, 100% of the aggregate amount received in cash and the Fair Market Value of marketable securities or other property received by the Company or any Restricted Subsidiary as a result of (i) repurchases, redemptions or repayments of Restricted Investments, (ii) proceeds realized from the sale of such Restricted Investments (other than to the Company or a Restricted Subsidiary) or (iii) repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by any Person to the Company or any Restricted Subsidiary (other than for reimbursement of tax payments), which amount in each case was previously included in the calculation of the amount of Restricted Payments.

(b) Notwithstanding whether Section 4.08(a) would prohibit the Company and its Restricted Subsidiaries from making a Restricted Payment, the Company and its Restricted Subsidiaries may make the following Restricted Payments:

(1) the payment of any dividend or distribution on Capital Interests in the Company or a Restricted Subsidiary or the consummation of any irrevocable redemption of Subordinated Obligations, within 60 days after declaration thereof or the delivery of any irrevocable notice of redemption, as the case may be, if at the declaration date or date of the notice of redemption, as the case may be, such payment or redemption was permitted by this Section 4.08;

(2) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of any Capital Interests or Subordinated Obligations of the Company or any Guarantor by conversion into, or by or in exchange for, Qualified Capital Interests, or out of net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company or to an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan, option plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination) of other Qualified Capital Interests of the Company; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will not be considered to be net proceeds of Qualified Capital Interests for purposes of clause Section 4.08(a)(3)(ii) of Section 4.08(a) and will not be considered to be net cash proceeds from a Qualified Equity Offering for purposes of Section 3.07;

(3) the purchase, redemption, defeasance, repurchase or acquisition or retirement for value of any Subordinated Obligations of the Company or any Guarantor made by conversion into, or in exchange for, or out of the net cash proceeds of a substantially concurrent issue and sale of, Subordinated Obligations of the Company or any redemption, defeasance, repurchase or acquisition or retirement for value of Subordinated Obligations of any Guarantor made by conversion into or in exchange for, or out of the net cash proceeds of a substantially concurrent issue and sale of Subordinated Obligations of a Guarantor, so long as such refinancing Subordinated Obligations are permitted to be Incurred pursuant to Section 4.09 and constitute Refinancing Debt;

(4) the purchase, redemption, retirement or other acquisition for value of Capital Interests in the Company held by any current or former director, officer or employee of the Company or any Restricted Subsidiary (or their estates or beneficiaries under their estates) upon death, disability, retirement or termination of employment or alteration of employment status or pursuant to the terms of any agreement or plan under which such Capital Interests were issued; provided that the aggregate cash consideration paid for such purchase, redemption, retirement or other acquisition of such Capital Interests does not exceed the greater of (x) U.S.$30.0 million and (y) 1.0% of the Consolidated Total Assets of the Company in any fiscal year; provided, further, that any unused amounts in any fiscal year may be carried forward to succeeding years and such amount in any fiscal year may be increased by an amount not to exceed (i) the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Qualified Capital Interests of the Company to existing or former directors, officers or employees of the Company and its Restricted Subsidiaries that occurs after the Issue Date, to the extent that the proceeds from the sale of such Qualified Capital Interests have not otherwise been applied to the payment of Restricted Payments (provided, that the proceeds from such sales will be excluded from Section 4.08(a)(3)(ii)); plus (ii) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date; less (iii) the amount of any Restricted Payments made since June 17, 2015 with the cash proceeds described in clauses (i) and (ii) of this clause (4);

(5) any repurchase of Capital Interests deemed to occur upon the exercise, vesting or maturity of stock options, stock appreciation rights, restricted stock units, restricted stock, deferred stock units, warrants or other convertible or exchangeable securities (or withholding of Capital Interests to pay related withholding taxes with regard to the exercise of such stock options or the vesting of any such restricted stock, restricted stock units, deferred stock units or any similar securities);

(6) cash payments in lieu of issuance of fractional shares, in connection with the exercise of warrants, options or other securities convertible into or exchangeable for the Capital Interests of the Company or a Restricted Subsidiary;

(7) the declaration and payment of dividends to holders of any class or series of Redeemable Capital Interests of the Company issued or Incurred in compliance with Section 4.09 to the extent such dividends are included in the definition of “Consolidated Fixed Charges”;

(8) the defeasance, redemption, repurchase or other acquisition of any Subordinated Obligations (a) at a Purchase Price not greater than 101% of the principal amount of such Subordinated Obligation in the event of a Change of Control Triggering Event pursuant to provisions substantially similar to those described under Section 4.15 or (b) at a Purchase Price not greater than 100% of the principal amount thereof pursuant to provisions substantially similar to those described under Section 4.16; provided that prior to or contemporaneously with such defeasance, redemption, repurchase or other acquisition, the Company has made an Offer to Purchase with respect to the Notes and has repurchased all Notes validly tendered for payment and not withdrawn in connection therewith;

(9) other Restricted Payments in an aggregate amount, when taken together with all other Restricted Payments made pursuant to this clause (9), not to exceed the greater of (x) U.S.$250.0 million and (y) 7.5% of the Consolidated Total Assets of the Company;

(10) any Restricted Payment so long as on the date of such Restricted Payment, after giving pro forma effect thereto and to any related transactions as if the same had occurred at the beginning of the Company’s most recently ended Four Quarter Period for which internal financial statements are available, the Company’s Leverage Ratio would not have exceeded 3.50 to 1.00;

(11) the distribution, by dividend or otherwise, of shares of Capital Interests of, or Debt owed to the Company or a Restricted Subsidiary of the Company by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or cash equivalents);

(12) the repayment of intercompany debt among the Company and any Restricted Subsidiaries that was permitted to be incurred under this Indenture;

(13) payments or distributions to dissenting shareholders (a) pursuant to applicable law or (b) in connection with the settlement or other satisfaction of legal claims made pursuant to or in connection with an amalgamation, consolidation, merger or transfer of assets in connection with a transaction that is not prohibited by this Indenture;

(14) the purchase of Capital Interests of the Company in connection with distribution pursuant to the Company’s employee share purchase plan or any other similar equity compensation plan, in an aggregate amount per fiscal year not to exceed the greater of (x) U.S.$20.0 million and (y) 0.5% of the Consolidated Total Assets of the Company, provided, that any unused amounts in any fiscal year may be carried forward to succeeding fiscal years; and

(15) the payment of any dividend by a Restricted Subsidiary that is not wholly-owned by the Company or another Restricted Subsidiary to the holders of Capital Interests on a pro rata basis;

provided, however, that at the time of and after giving effect to, any Restricted Payment permitted under clauses (4), (7), (8), (9), (10), (11), (12) and (14) of this Section 4.08(b), no Default shall have occurred and be continuing or would occur as a consequence thereof.

(c) For purposes of determining compliance with this Section 4.08, if a Restricted Payment or Permitted Investment meets the criteria of more than one of the categories of Restricted Payments described in the preceding clauses (1) — (15) or Permitted Investments or is permitted pursuant to Section 4.08(a), the Company will be permitted to divide or classify (or later divide, classify or reclassify in whole or in part in its sole discretion) such Restricted Payment or Permitted Investment (or any portion thereof) in any manner that complies with this Section 4.08.

(d) For purposes of this Section 4.08, if a particular Restricted Payment involves a non-cash payment, including a distribution of assets, then such Restricted Payment shall be deemed to be in an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the Fair Market Value of the non-cash portion of such Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this Section 4.08 will be determined by, in the case of amounts over U.S.$35.0 million, by an Officer of the Company and, in the case of amounts equal to or greater than U.S.$70.0 million, the Board of Directors of the Company whose resolution with respect thereto will be delivered to the Trustee.

Section 4.09 Limitation on Incurrence of Debt.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Debt (including Acquired Debt); provided, that the Company and any of the Restricted Subsidiaries may Incur any Acquired Debt or any other Debt if:

(1) immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds therefrom, the Consolidated Fixed Charge Coverage Ratio of the Company would be at least 2.00 to 1.00; and

(2) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the Incurrence of such Debt.

(b) Notwithstanding the provisions of Section 4.09(a), the Company and its Restricted Subsidiaries may Incur Permitted Debt.

(c) For purposes of determining compliance with this Section 4.09, in the event that an item of Debt meets the criteria of more than one of the categories of Permitted Debt or is permitted to be Incurred under Section 4.09(a), the Company, in its sole discretion, shall classify or divide, and from time to time may reclassify or redivide, all or any portion of such item of Debt in any manner that complies with this Section 4.09, including the definition of “Permitted Debt”; provided that all Debt outstanding on the Issue Date under the Senior Credit Facilities shall be deemed Incurred under clause (1) of the definition of Permitted Debt and not Section 4.09(a) or clause (4) of the definition of Permitted Debt and may not later be reclassified. If obligations in respect of letters of credit are Incurred pursuant to a Debt Facility and relate to other Debt, then such letters of credit shall be treated as Incurred pursuant to clause (1) of the definition of Permitted Debt and such other Debt shall not be included. In addition, except as provided in the preceding sentence of this Section 4.09(c), Guarantees of, or obligations in respect of letters of credit relating to, Debt that is otherwise included in the determination of a particular amount of Debt shall not be included.

(d) For purposes of determining compliance of any non-U.S. dollar-denominated Debt with this Section 4.09, the U.S. dollar-equivalent principal amount of Debt denominated in a foreign currency shall at all times be calculated based on the relevant currency exchange rate in effect on the date such Debt was Incurred, in the case of term Debt, or first committed, in the case of revolving credit Debt; provided, however, that if such Debt is Incurred to refinance other Debt denominated in the same or different currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Debt does not exceed the principal amount in the original currency of such Debt being refinanced. Notwithstanding any other provision of this Section 4.09, the maximum amount of Debt that the Company may Incur pursuant to this Section 4.09 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Debt Incurred to refinance other Debt, if Incurred in a different currency from the Debt being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Debt is denominated that is in effect on the date of such refinancing.

(e) In connection with the incurrence or issuance, as applicable, of (x) revolving credit Debt under this covenant or (y) any commitment or other transaction relating to the incurrence or issuance of Debt under this covenant and the granting of any Lien to secure such Debt, the Company or applicable Restricted Subsidiary may designate such incurrence or issuance and the granting of any Lien therefor as having occurred on the date of first incurrence of such revolving credit Debt or commitment or intention to consummate such transaction (such date, the “Deemed Date”), and any related subsequent actual incurrence or issuance and granting of such Lien therefor will be deemed for all purposes under the Indenture to have been incurred or issued and granted on such Deemed Date, including, without limitation, for purposes of calculating the Consolidated Fixed Charge Coverage Ratio, usage of any baskets hereunder (if applicable), the Leverage Ratio and the Secured Leverage Ratio (and all such calculations on and after the Deemed Date until the termination or funding of such commitment or until such transaction is consummated or abandoned or such election is rescinded shall be made on a pro forma basis giving effect to the deemed incurrence or issuance, the granting of any Lien therefor and related transactions in connection therewith).

(f) The accrual of interest, accrual of dividends, the accretion of accreted value, the amortization of debt discount and the payment of interest on Debt in the form of additional Debt and the payment of dividends on Capital Interests in the form of additional shares of Capital Interests with the same terms will not be deemed to be an Incurrence of Debt for purposes of this Section 4.09.

(g) The following shall not be deemed a separate Incurrence of Debt: (1) the obligation to pay a premium in respect of Debt arising in connection with the issuance of a notice of redemption or making a mandatory offer to purchase such Debt and (2) unrealized losses or charges in respect of Hedging Obligations.

(h) The Company will not permit any of its Unrestricted Subsidiaries to Incur any Debt or issue any Redeemable Capital Interests (in each case, other than any Non-Recourse Debt), except as permitted by Section 4.13. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Debt of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if such Debt is not permitted to be Incurred as of such date under this Section 4.09, the Company shall be in Default under this Section 4.09).

(i) The Company will not, and will not permit any Guarantor to, directly or indirectly, Incur any Debt (including Acquired Debt) that is or purports to be by its terms (or by the terms of any agreement governing such Debt) subordinated or junior in right of payment to any other Debt (including Acquired Debt) of the Company or such Guarantor, as the case may be, unless such Debt is expressly subordinated in right of payment to the Notes or such Guarantor’s Note Guarantee, as the case may be, to the same extent and in the same manner as such Debt is subordinated to such other Debt of the Company or such Guarantor, as the case may be. For purposes of the foregoing, no Debt will be deemed to be contractually subordinate or junior in right of payment to any other Debt solely by virtue of (1) being unsecured or (2) its having a junior priority with respect to the same collateral.

Section 4.10 Limitation on Liens.

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into, create, Incur, assume or suffer to exist any Liens of any kind (other than Permitted Liens) on or with respect to any of its property or assets (including Capital Interests of Subsidiaries), or income or profits therefrom, now owned or hereafter acquired or any of its interest therein or any income or profits therefrom, which Liens secure Debt, unless contemporaneously with the Incurrence of such Liens:

(1) in the case of Liens securing Subordinated Obligations, the Notes and related Note Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2) in all other cases, the Notes and related Note Guarantees are equally and ratably secured or are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens.

Any Lien created for the benefit of Holders pursuant to this Section 4.10 shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of each of the related Liens described in clauses (1) and (2) above.

Section 4.11 Future Guarantors.

(a) On the Issue Date or thereafter, if any Restricted Subsidiary, including any newly-acquired or newly-created Restricted Subsidiary, is or becomes a borrower under the Senior Credit Facilities or guarantees the obligations under the Senior Credit Facilities, other than an Immaterial Subsidiary, then that Restricted Subsidiary shall become a Guarantor by execution of a supplemental indenture within 45 days of the date of such event, pursuant to which such Subsidiary will irrevocably and unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest in respect of the Notes on a senior basis and all other Obligations under this Indenture.

(b) The Company shall calculate, as of the end of each fiscal quarter, the Consolidated EBITDA of Immaterial Subsidiaries for the most recent Four Quarter Period, and the Company shall, within 45 days after the date financial statements are required to be delivered with respect to such fiscal quarter (or, with respect to the fourth quarter, after the date financial statements are required to be delivered with respect to the fiscal year) pursuant to the Section 4.06, cause one or more Immaterial Subsidiaries to provide Note Guarantees as and to the extent required to cause the Consolidated EBITDA of all Immaterial Subsidiaries for the most recent Four Quarter Period to not exceed 10.0% of the Consolidated EBITDA of the Company.

(c) Each Note Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Guarantor without rendering the guarantee, as it relates to such Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, abuse of corporate assets or similar laws affecting the rights of creditors generally or otherwise to reflect applicable laws, including laws relating to the liability of directors and managers.

(d) Notwithstanding anything to the contrary contained herein a Note Guarantee provided pursuant to the terms hereof by a Restricted Subsidiary organized in a jurisdiction other than the United States or Canada may be limited if the Board of Directors of the Company, in consultation with local counsel, makes a reasonable determination that such limitations are required under the applicable law of the jurisdiction of organization of such Guarantor, as certified to the Trustee in an Officers’ Certificate; provided that such determination shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such determination and an Officers’ Certificate certifying such determination was made in compliance with this Indenture.

(e) Each Note Guarantee shall be released in accordance with the provisions of Section 10.06.

Section 4.12 Limitation on Dividend and other Payment Restrictions Affecting Restricted Subsidiaries.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective or enter into any encumbrance or restriction on the ability of any such Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Interests owned by the Company or any Restricted Subsidiary, or with respect to any other interest or participation in, or measured by, its profits, or pay any Debt or other obligations owed to the Company or any Restricted Subsidiary (it being understood that the priority of any Preferred Interests in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Interests shall not be deemed a restriction on the ability to make distributions in Capital Interests for purposes of this Section 4.12);

(2) make loans or advances to the Company or any Restricted Subsidiary (it being understood that the subordination of loans or advances made to the Company or any Restricted Subsidiary to other Debt Incurred by the Company or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

(3) sell, lease or transfer any of its property or assets to the Company or any Restricted Subsidiary.

(b) Section 4.12(a) will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing any Debt Facilities;

(2) agreements or instruments in effect at or entered into on the Issue Date;

(3) this Indenture, the Notes and the Note Guarantees;

(4) any instrument existing at the time of the acquisition of property, so long as the encumbrances or restrictions relate solely to the property so acquired (and are not or were not created in anticipation of or in connection with the acquisition thereof);

(5) under any instrument governing Debt or Capital Interests of a Person acquired by the Company or any of the Restricted Subsidiaries (including by way of merger, amalgamation, consolidation or other combination or reorganization) as in effect at the time of such acquisition (except to the extent such Debt or Capital Interests were Incurred or issued in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Debt, such Debt was permitted by the terms of this Indenture to be Incurred;

(6) any agreement effecting a permitted renewal, refunding, replacement, refinancing or extension of Debt issued pursuant to an agreement containing any encumbrance or restriction referred to in the foregoing clauses (1) through (5), so long as such encumbrances and restrictions contained in any such agreement are, in the good faith judgment of Senior Management of the Company, not materially more restrictive, taken as a whole, with respect to such encumbrances and restrictions than those contained in the agreements governing the Debt being renewed, refunded, replaced, refinanced or extended;

(7) customary provisions restricting subletting or assignment of any lease, sublease, contract, or license of the Company or any Restricted Subsidiary or provisions in agreements that restrict the assignment of such agreement or any rights thereunder;

(8) applicable law, rule, regulation, order, approval, license, permit or similar restriction;

(9) any agreement for the sale of assets or Capital Interests, including, without limitation, any agreement for the sale or other disposition of a Subsidiary that restricts distributions, transfers, loans or advances by that Subsidiary pending its sale or other disposition;

(10) restrictions on cash and other deposits or net worth imposed by customers or suppliers under contracts entered into the ordinary course of business;

(11) provisions limiting the disposition or distribution of assets or property that are customary provisions in joint venture agreements, asset sale agreements, stock sale agreements, sale leaseback agreements and other similar agreements, which limitation is applicable only to the assets or property that is the subject of such agreements;

(12) customary restrictions in leases (including Capital Lease Obligations), security agreements or mortgages or purchase money obligations for property acquired in the ordinary course of business permitted under this Indenture, in each case, to the extent such restrictions and encumbrances limit the right of the debtor to dispose of assets (or the proceeds thereof) subject to such Liens;

(13) Liens permitted to be Incurred under the provisions of Section 4.10 that limit the right of the debtor to dispose of assets subject to such Liens;

(14) any other agreement governing Debt entered into after the Issue Date in compliance with Section 4.09 that contains encumbrances and restrictions that are not, in the good faith judgment of Senior Management of the Company, materially more restrictive, taken as a whole, with respect to any Restricted Subsidiary than those contained in this Indenture or that do not materially affect the Company’s ability to make anticipated principal or interest payments on the Notes;

(15) restrictions on the sale, lease or transfer of property or assets arising or agreed to in the ordinary course of business, not relating to any Debt, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company and the Restricted Subsidiaries taken as a whole; and

(16) an agreement or other instrument of an Unrestricted Subsidiary that is designated a Restricted Subsidiary and that was in existence at the time of such designation; provided that such agreement or instrument was not created in contemplation of or in connection with such designation which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person so designated.

Section 4.13 Limitation on Creation of Unrestricted Subsidiaries.

(a) The Company may designate any Subsidiary of the Company (including any newly-acquired or newly-formed Subsidiary) as an “Unrestricted Subsidiary” under this Indenture (a “Designation”) only if:

(1) no Default or Event of Default has occurred and is continuing after giving effect to such Designation;

(2) the Subsidiary to be so designated and its Subsidiaries do not at the time of Designation own any Capital Interests or Debt of, or own or hold any Lien with respect to, the Company or any Restricted Subsidiary of the Company;

(3) all the Debt of such Subsidiary and its Subsidiaries shall, at the time of Designation, and will at all times thereafter, consist only of Non-Recourse Debt;

(4) such Subsidiary is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation to:

(i) subscribe for additional Capital Interests of such Subsidiary;

or

(ii) maintain or preserve such Subsidiary’s financial condition or to cause such Subsidiary to achieve any specified levels of operating results;

(5) on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary with terms substantially less favorable to the Company than those that might have been obtained from Persons who are not Affiliates of the Company; and

(6) either (a) the Subsidiary to be so designated has total consolidated assets of $1,000 or less or (b) the Company could at the time of Designation make a Restricted Payment in an amount equal to the Fair Market Value of such Subsidiary pursuant to Section 4.08 and such amount is thereafter treated as a Restricted Payment for the purpose of calculating the Available Restricted Payments Amount thereafter.

(b) The Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a “Revocation”) only if, immediately after giving effect to such Revocation:

(1) all the Debt of such Unrestricted Subsidiary could be Incurred pursuant to Section 4.09;

(2) all the Liens on the property and assets of such Unrestricted Subsidiary could be incurred pursuant to Section 4.10; and

(3) no Default or Event of Default has occurred and is continuing after giving effect to such Revocation.

(c) Any such Designation or Revocation shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such Designation or Revocation, as the case may be, and an Officers’ Certificate certifying that such Designation or Revocation complied with the foregoing conditions.

(d) A Revocation will be deemed to be an Incurrence of Debt by a Restricted Subsidiary of any outstanding Debt of such Unrestricted Subsidiary. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture, and any Debt of such Subsidiary shall be deemed to be Incurred as of such date.

Section 4.14 Transactions with Affiliates.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of related transactions, contract, agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving with respect to each such Affiliate Transaction or series of related Affiliate Transactions aggregate consideration in excess of U.S.$35.0 million, unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable, taken as a whole, to the Company or the relevant Restricted Subsidiary than those that could have been obtained in a comparable arm’s-length transaction by the Company or such Subsidiary with a Person that is not an Affiliate; and

(2) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$75.0 million, the Company delivers to the Trustee a resolution adopted by a majority of the members of the Board of Directors of the Company and by a majority of the members of such Board of Directors having no personal stake in such transaction, if any, approving such Affiliate Transaction together with an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (1) of this Section 4.14(a).

(b) Section 4.14(a) will not limit, and shall not apply to:

(1) Restricted Payments that are permitted by the provisions of this Indenture described under Section 4.08 and Permitted Investments;

(2) the provision of reasonable and customary compensation and other benefits (including vacation, retirement, stock compensation, health, option, severance, deferred compensation, retirement, savings and other benefit plans), indemnities, contribution and insurance to directors, officers and employees of the Company or any Restricted Subsidiary in the ordinary course of business to the extent permitted by law;

(3) transactions between or among the Company and/or its Restricted Subsidiaries;

(4) any agreement or arrangement as in effect on the Issue Date and any amendment or modification thereto so long as such amendment or modification is not more disadvantageous in any material respect to the Company or the Restricted Subsidiary than the agreement or arrangement in existence on the Issue Date;

(5) any transaction with a Person (other than an Unrestricted Subsidiary) that constitutes an Affiliate solely because the Company or a Restricted Subsidiary owns an equity interest in such Person;

(6) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or lessors or lessees of property, in each case in the ordinary course of business that are, in the aggregate (taking into account all of the costs and benefits associated with such transactions), on terms that are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, as determined in good faith by the Company, than those that could be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of the Company;

(7) any employment, advisory, severance or consulting agreement, other compensation agreement, arrangement or plan, employee benefit plan or any similar arrangement or any amendment thereto, entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(8) sales of Qualified Capital Interests to Affiliates of the Company and any agreement that grants registration and other customary rights in connection therewith;

(9) any transaction in which the Company or its Restricted Subsidiaries, as the case may be, deliver to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or its Restricted Subsidiary from a financial point of view or that such transaction complies with clause (1) of Section 4.14(a);

(10) pledges of Capital Interests or Debt of Unrestricted Subsidiaries;

(11) any transaction on arm’s-length terms with non-Affiliates that become Affiliates as a result of such transaction;

(12) transactions between the Company or any of its Restricted Subsidiaries and any Person that is an Affiliate solely because one or more of its directors is also a director of the Company or any of its Restricted Subsidiaries; provided that such director or directors abstain from voting as a director of the Company or such Restricted Subsidiary, as the case may be, on the transaction involving such other Person;

(13) any merger, amalgamation, arrangement, consolidation or other reorganization of the Company with an Affiliate solely for the purpose and with the sole effect of forming a holding company or reincorporating the Company in a new jurisdiction;

(14) the entering into of a tax sharing agreement, or payments pursuant thereto, between the Company and one or more Subsidiaries, on the one hand, and any other Person with which the Company and such Subsidiaries are required or permitted to file a consolidated tax return or with which the Company and such Subsidiaries are part of a consolidated group for tax purposes, on the other hand; and

(15) the payment of management, consulting, monitoring, transaction, advisory or similar fees and related expenses (including indemnification and other similar amounts) to the Sponsor pursuant to the Sponsor Advisory Agreement (plus any unpaid management, consulting, monitoring, advisory and other fees and related expenses (including indemnification and other similar amounts) accrued in any prior year) and the termination fees pursuant to the Sponsor Advisory Agreement, in each case as in effect at the Issue Date or any amendment or modification thereto (so long as, in the good faith judgment of the Board of Directors of the Company, any such amendment or modification is not more disadvantageous, taken as a whole, to the Company and its Restricted Subsidiaries in any material respect as compared to the Sponsor Advisory Agreement in effect on the Issue Date).

Section 4.15 Offer to Repurchase Upon Change of Control Triggering Event.

(a) If a Change of Control Triggering Event occurs, the Company will make an Offer to Purchase all of the outstanding Notes at a purchase price in cash equal to 101% of the principal amount of the Notes tendered, together with accrued and unpaid interest, if any, to, but not including, the Purchase Date (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, the Company will send an Offer, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the Note Register or otherwise in accordance with the procedures of CDS.

(b) On the Purchase Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes (in integral multiples of $1,000) properly tendered pursuant to the Offer to Purchase; provided that if, following repurchase of a portion of a Note, the remaining principal amount of such Note outstanding immediately after such repurchase would be less than $2,000, then the portion of such Note so repurchased shall be reduced so that the remaining principal amount of such Note outstanding immediately after such repurchase is $2,000;

(2) deposit with the Paying Agent an amount equal to the Purchase Price in respect of all Notes or portions of Notes so accepted; and

(3) deliver or cause to be delivered to the Trustee for cancellation the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company in accordance with the terms of this Section 4.15.

(c) The Paying Agent will promptly mail (or otherwise deliver in accordance with the Applicable Procedures of the Depositary) to each Holder of Notes so accepted the Purchase Price for such Notes, and the Trustee will promptly authenticate upon receipt of an Authentication Order and mail (or otherwise deliver in accordance with the Applicable Procedures of the Depositary) (or cause to be transferred by book entry) to each Holder a new Note (it being understood that, notwithstanding anything in this Indenture to the contrary, no Opinion of Counsel or Officers’ Certificate will be required for the Trustee to authenticate and mail or deliver such new Note) equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof.

(d) In connection with any tender offer, Offer to Purchase the Notes upon a Change of Control Triggering Event or Offer to Purchase upon an Asset Sale, in the event that Holders of not less than 90% of the aggregate principal amount of the outstanding Notes accept such offer and the Company or any third party making such offer in lieu of the Company purchases all of the Notes held by such Holders such that less than 10% of the aggregate principal amount of Notes outstanding on the Issue Date remain outstanding, the Company or such third party will have the right, upon not less than 10 days nor more than 60 days prior notice, which notice shall be delivered not more than 30 days following the Purchase Date, to redeem all of the Notes that remain outstanding following such purchase at a redemption price equal to the price offered to each other Holder in such offer plus, to the extent not included in the purchase price, accrued and unpaid interest on the Notes to the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date).

(e) If a Purchase Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest to the Purchase Date will be paid on the Purchase Date to the Person in whose name a Note is registered at the close of business on such Record Date.

(f) The Company will comply with the requirements of applicable securities laws or regulations in connection with any repurchase of the Notes pursuant to this Section 4.15. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Indenture, the Company will comply with the applicable securities laws and regulations and will be deemed to have complied with its obligations under this Indenture by virtue of such compliance.

(g) Other than as specifically provided in this Section 4.15, any purchase pursuant to this Section 4.15 shall be made pursuant to the provisions of Section 3.02, Section 3.05 and Section 3.06.

(h) The Company will not be required to make an Offer to Purchase upon a Change of Control Triggering Event if (1) a third party makes such Offer to Purchase in the manner, at the times and otherwise in compliance with the requirements of this Indenture and purchases all Notes validly tendered and not withdrawn under such Offer to Purchase or (2) the Company has exercised its right to redeem all of the Notes pursuant to Section 3.03 and Section 3.07, unless and until there is a default in payment of the applicable redemption price.

(i) An Offer to Purchase may be made in advance of a Change of Control Triggering Event conditional upon such Change of Control Triggering Event, if a definitive agreement is in place for the Change of Control Triggering Event at the time the Offer to Purchase is made.

Section 4.16 Limitation on Asset Sales.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale, unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Capital Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale and all other Asset Sales since the Issue Date, on a cumulative basis, by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Eligible Cash Equivalents.

For purposes of clause (2) of this Section 4.16(a) and for no other purpose, each of the following will be deemed to be cash:

(i) any liabilities, as shown on the most recent consolidated balance sheet of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are (i) assumed by the transferee of any such assets pursuant to a customary assignment and assumption or novation agreement or other similar agreement that releases the Company or such Restricted Subsidiary from further liability with respect thereto; or (ii) retired, cancelled or otherwise terminated;

(ii) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of their receipt to the extent of the cash received in that conversion; and

(iii) any Designated Non-cash Consideration received by the Company or any such Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (iii) that is at that time outstanding, not to exceed the greater of (x) U.S.$250.0 million and (y) 7.5% of the Consolidated Total Assets of the Company, with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value; and

(iv) any Capital Interests or assets of the kind referred to in clause (3) or (5) of Section 4.16(b);

provided that, with respect to any Asset Sale, the determination of compliance with clauses (1) and (2) above may be made, at the Company’s option, at either (x) the time such Asset Sale is completed or implemented or (y) the time a definitive agreement with respect to such Asset Sale has been entered into by the Company or such Restricted Subsidiary.

(b) Within 365 days after the receipt of any Net Available Cash from an Asset Sale, or, if with respect to clauses (3), (4) and (5) of this Section 4.16(b), within 365 days after the receipt of any Net Available Cash from any Asset Sale the Company or any Restricted Subsidiary enters into a contractual commitment pursuant to a binding agreement with the good faith expectation to apply any such Net Available Cash within 180 days of such commitment (an “Acceptable Commitment”), then, within the later of 365 days after the receipt of such Net Available Cash and 180 days from the date of the Acceptable Commitment, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Available Cash at its option to any combination of the following:

(1) to reduce: (A) Secured Debt under the Senior Credit Facilities, (B) Secured Debt of the Company (other than any Redeemable Capital Interests or Subordinated Obligations) or Secured Debt of a Guarantor (other than any Redeemable Capital Interests or Subordinated Obligations) or (C) Debt of a Non-Guarantor Subsidiary, in each case, other than Debt owed to the Company or an Affiliate of the Company;

(2) to permanently repay or reduce other Debt that ranks pari passu in right of payment with the Notes (“Pari Passu Debt”), other than Redeemable Capital Interests and Debt owed to the Company or an Affiliate of the Company; provided that if the Company shall so reduce any such Pari Passu Debt, the Company shall equally and ratably reduce Obligations under the Notes as provided either, at the Company’s option, under Section 3.07, through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth in this Section 4.16 for an Offer to Purchase) to all Holders of Notes to purchase some or all of their Notes at a purchase price equal to 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes that would otherwise be paid;

(3) to acquire all or substantially all of the assets or a line of business of, or any Capital Interests of, another Person engaged in a Permitted Business, if, after giving effect to any such acquisition of Capital Interests, such Person is or becomes a Restricted Subsidiary of the Company;

(4) to make capital expenditures in or that are used or useful in a Permitted Business or to make expenditures for maintenance, repair or improvement of existing properties and assets in accordance with the provisions of this Indenture;

(5) to acquire other assets that are used or useful in a Permitted Business; or

(6) any combination of the foregoing;

provided that pending the final application of any such Net Available Cash in accordance with clause (1), (2), (3), (4), (5) or (6) of this Section 4.16(b), the Company or any Restricted Subsidiary may temporarily reduce revolving credit borrowings under any Debt Facility or otherwise invest the Net Available Cash in any manner not prohibited by this Indenture.

(c) Any Net Available Cash from Asset Sales that are not applied or invested as provided in Section 4.16(b) will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds U.S.$100.0 million, the Company will, within 30 days thereof, make an Offer to Purchase to all Holders of Notes (on a pro rata basis among the Notes), and to all holders of other Pari Passu Debt containing provisions similar to those set forth in this Indenture with respect to offers to purchase, the maximum principal amount of Notes and such other Pari Passu Debt that may be purchased out of the Excess Proceeds. The Company may elect to commence such Offer to Purchase prior to the completion of the 365-day period specified above and/or prior to the aggregate amount of Excess Proceeds exceeding U.S.$100.0 million. The offer price in any Offer to Purchase will be equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the date of purchase and will be payable in cash, in accordance with the procedures set forth in the definition of Offer to Purchase or the agreements governing the Pari Passu Debt, as applicable, in the case of the Notes in integral multiples of $1,000; provided that if, following repurchase of a portion of a Note, the remaining principal amount of such Note outstanding immediately after such repurchase would be less than $2,000, then the portion of such Note so repurchased shall be reduced so that the remaining principal amount of such Note outstanding immediately after such repurchase is $2,000. The Company shall commence an Offer to Purchase with respect to Excess Proceeds by mailing (or otherwise delivering in accordance with the applicable procedures of the Depositary) the notice required pursuant to the definition of Offer to Purchase to the Holders, with a copy to the Trustee.

If any Excess Proceeds remain after consummation of an Offer to Purchase, the Company may use those funds for any purpose not otherwise prohibited by this Indenture and they will no longer constitute Excess Proceeds. If the aggregate principal amount of Notes and other Pari Passu Debt tendered in such Offer to Purchase exceeds the amount of Excess Proceeds, the Company will select the Notes and such other Pari Passu Debt to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Company so that only Notes in denominations of $2,000 or any integral multiple of $1,000 in excess thereof will be purchased). Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero.

(d) If the Purchase Date is on or after an applicable Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest to the Purchase Date will be paid on the Purchase Date to the Person in whose name a Note is registered at the close of business on such record date.

(e) The Company will comply with the requirements of Rule 14e-1 under the U.S. Exchange Act and any other applicable securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of this Indenture, the Company will comply with the applicable securities laws and regulations and will be deemed to have complied with its obligations under the Asset Sale provisions of this Indenture by virtue of such compliance.

Section 4.17 Effectiveness of Covenants.

(a) Following the first day (a “Suspension Date”):

(1) the Notes have Investment Grade Ratings from both Rating Agencies; and

(2) no Default or Event of Default has occurred and is continuing under this Indenture (the occurrence of the events described in the foregoing clauses (1) and (2) being collectively referred to as a “Covenant Suspension Event”), the Company and its Restricted Subsidiaries will not be subject to the provisions of Section 4.08, Section 4.09, Section 4.11, Section 4.12, Section 4.14, Section 4.16 and Section 5.01(a)(3) (collectively, the “Suspended Covenants”).

(b) Upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds shall be set at zero. In addition, the Note Guarantees will be suspended as of the Suspension Date. In the event that the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants with respect to the Notes following any Suspension Date and, subsequently, a Rating Agency withdraws its rating or downgrades the rating assigned to the Notes such that the Notes do not have an Investment Grade Rating from at least one of the Rating Agencies, then the Suspended Covenants will thereafter be reinstated (the “Reinstatement Date”) and be applicable with respect to future events pursuant to the terms of this Indenture (including in connection with performing any calculation or assessment to determine compliance with the terms of this Indenture), and the Note Guarantees will be reinstated, unless and until the Notes subsequently attain an Investment Grade Rating from at least one of the Rating Agencies and no Default or Event of Default is in existence; provided, however, that no Default, Event of Default or breach of any kind shall be deemed to exist under this Indenture, the Notes or the Note

Guarantees with respect to the Suspended Covenants based on, and none of the Company or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring during the Suspension Period, regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period. The period of time between the Suspension Date and the Reinstatement Date is referred to as the “Suspension Period.”

(c) On the Reinstatement Date, all Debt (including any Acquired Debt) Incurred during the Suspension Period will be classified as having been Incurred or issued pursuant to Section 4.09(a) or, at the Company’s option, pursuant to one of the clauses set forth in the definition of “Permitted Debt” (in each case, to the extent such Debt would be permitted to be Incurred thereunder as of the Reinstatement Date and after giving effect to Debt Incurred prior to the Suspension Period and outstanding on the Reinstatement Date). To the extent such Debt would not be so permitted to be Incurred pursuant to Section 4.09, such Debt will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (4) of the definition of “Permitted Debt.” Calculations made after the Reinstatement Date of the amount available to be made as Restricted Payments under Section 4.08 will be made as though such covenant had been in effect prior to, but not during, the Suspension Period; provided that any Subsidiaries designated as Unrestricted Subsidiaries during the Suspension Period shall automatically become Restricted Subsidiaries on the Reinstatement Date (subject to the Company’s right to subsequently designate them as Unrestricted Subsidiaries in compliance with the terms of this Indenture).

(d) All obligations to grant Note Guarantees shall be reinstated upon the Reinstatement Date. In addition, for the purposes of the covenants described under Section 4.12 and Section 4.14, all agreements and arrangements entered into during the Suspension Period and prior to the Reinstatement Date shall be deemed to have been entered into and existing prior to the Issue Date. On and after any Reinstatement Date, the Company and its Subsidiaries shall be permitted to consummate the transactions contemplated by any contract entered into during the Suspension Period, so long as such contract or consummation thereof would have been permitted during such Suspension Period.

(e) Promptly following the occurrence of any Covenant Suspension Event or Reinstatement Date, the Company will provide an Officers’ Certificate to the Trustee regarding such occurrence. The Trustee shall have no obligation to independently determine or verify if a Covenant Suspension Event or Reinstatement Date has occurred or notify the Holders of any Covenant Suspension Event or Reinstatement Date. The Trustee may provide a copy of such Officers’ Certificate to any Holder of the Notes upon written request.

Section 4.18 Payment of Additional Amounts.

(a) All payments made by or on behalf of the Company under or with respect to the Notes (including any payments by a Guarantor) will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter “Taxes”) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax or any other jurisdiction in which the Company or any Guarantor is organized, or is otherwise carrying on business in, or is otherwise resident for tax purposes, or any jurisdiction from or through which payment is made, excluding the United States (each a “Relevant Taxing Jurisdiction”), unless the Company or any Guarantor is required to withhold or deduct Taxes by law or by the interpretation or administration thereof.

(b) If the Company or any Guarantor is so required to withhold or deduct any amount for or on account of Taxes imposed by a Relevant Taxing Jurisdiction from any payment made under or with respect to the Notes, the Company or such Guarantor will be required to pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by a holder or beneficial owner of Notes (including Additional Amounts) after such withholding or deduction will not be less than the amount such holder or beneficial owner would have received if such Taxes, including Taxes on Additional Amounts, had not been withheld or deducted; provided, however, that the foregoing obligation to pay Additional Amounts to a Holder does not apply with respect to:

(1) any Taxes that would not have been so imposed but for the existence of any present or former connection between the relevant Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over the relevant Holder or beneficial owner, if the relevant Holder or beneficial owner is an estate, nominee, trust, partnership, limited liability company or corporation) and the Relevant Taxing Jurisdiction (other than a connection from the mere acquisition, ownership or holding of such Notes or a beneficial interest therein or the enforcement of rights or the receipt of payment in respect of the Notes or any Note Guarantee);

(2) Canadian withholding taxes imposed on any payment made to any Holder or beneficial owner of the Notes by reason of such Holder or beneficial owner of the Notes not dealing at arm’s length (within the meaning of the Tax Act) with the Company or any Guarantor at the time of making such payment;

(3) any Canadian withholding taxes imposed because the Holder or beneficial owner of the Notes is a “specified non-resident shareholder” of the Company or a non-resident person who does not deal at arm’s length with a specified shareholder of the Company, both for purposes of subsection 18(5) of the Tax Act;

(4) any Canadian withholding taxes imposed because the Company is a “specified entity” (as defined in subsection 18.4(1) of the Income Tax Act (Canada)) in respect of the Holder or beneficial owner of the Notes;

(5) any estate, inheritance, gift, sales, excise, transfer, use, personal property tax or similar tax, assessment or governmental charge;

(6) any Taxes imposed because the relevant Holder or beneficial owner of the Note fails to complete, execute and deliver any form or document to the extent applicable to such Holder or beneficial owner that may be required by law or by reason of administration of such law to enable the Company or any Guarantor to make payments on the Notes without deduction or withholding for Taxes, or with deduction or withholding of a lesser amount;

(7) any Taxes that would not have been imposed if the Holder or beneficiary of the payment had presented the Note for payment within 30 days after the date on which such payment or such Note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the Holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period);

(8) any Taxes that were imposed with respect to any payment on a Note to any Holder who is a fiduciary partnership, limited liability company or any person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or limited liability company or the beneficial owner of such payment would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual Holder of such Note;

(9) any German withholding tax (Kapitalertragsteuer), plus solidarity surcharge (Solidaritätszuschlag) and church tax (Kirchensteuer), if any, thereon, levied in Germany by a custodian bank or a disbursing agent acing on behalf of the Holder;

(10) any withholding or deduction imposed pursuant to FATCA;

(11) any Taxes payable otherwise than by deduction or withholding from payments on the Notes;

(12) any Taxes required to be withheld by any German Guarantor on payments under the Note Guarantees to any Holder of the Notes (i) incorporated, tax resident or acting through a facility office, a permanent establishment or office (as the case may be) in a in a non-cooperative jurisdiction in accordance with the German Defense against Tax Haven Act (Steueroasen-Abwehrgesetz) or (ii) acting for a beneficial owner tax resident in a non-cooperative jurisdiction within the meaning of the German Defense against Tax Haven Act (Steueroasen-Abwehrgesetz);

(13) any Taxes that would not have been imposed but for a combination of the foregoing.

(c) The Company or such Guarantor will pay the amount withheld or deducted to the relevant governmental authority on a timely basis in accordance with applicable law. As soon as practicable, the Company will make commercially reasonable efforts to obtain and provide the Trustee with official receipts or other documentation evidencing the payment of the Taxes with respect to which Additional Amounts are paid.

(d) If the Company or any Guarantor is or will become obligated to pay Additional Amounts under or with respect to any payment made on the Notes or a Note Guarantee, at least 30 days prior to the date of such payment (unless such obligation to pay Additional Amounts arises shortly before or after the 30th day prior to such date, in which case it shall be promptly thereafter), the Company or such Guarantor, as the case may be, will deliver to the Trustee an Officers’ Certificate stating the fact that Additional Amounts will be payable and the amount so payable and such other information necessary to enable the Paying Agent to remit Additional Amounts to holders on the relevant payment date.

(e) Whenever in this Indenture there is mentioned, in any context: (1) the payment of principal; (2) purchase prices in connection with a repurchase of Notes; (3) interest; or (4) any other amount payable on or with respect to any of the Notes, such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(f) Notwithstanding clause (11) of the exclusions from Additional Amounts, where Tax is payable pursuant to section 803 of the regulations under the Tax Act by a holder or beneficial owner of the Notes in respect of any amount payable under the Notes to the holder or beneficial owner, but no Additional Amount is paid in respect of such Tax, the Company or Guarantor, as applicable, will pay as or on account of interest to the holder an amount equal to such Tax (a “Regulation 803 Reimbursement”) plus an amount equal to any Tax required to be paid by the holder or beneficial owner as a result of such Regulation 803 Reimbursement within 45 days after receiving from the holder a notice containing reasonable particulars of the Tax so payable, provided such holder or beneficial owner would have been entitled to receive Additional Amounts on account of such Tax (and only to the extent of such Additional Amounts that such holder or beneficial owner would have been entitled to receive) but for the fact that it is payable otherwise than by deduction or withholding from payments made under or with respect to the Notes.

(g) The Company will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any Relevant Taxing Jurisdiction from the execution, delivery, enforcement or registration of the Notes, this Indenture or any other document or instrument in relation thereof, or the receipt of any payments with respect to the Notes (including any payments by a Guarantor).

(h) The obligations described in this Section 4.18 shall survive any termination, defeasance or discharge of this Indenture.

ARTICLE 5

SUCCESSORS

Section 5.01 Consolidation, Merger, Conveyance, Transfer or Lease.

(a) The Company will not in any transaction or series of related transactions, consolidate, amalgamate, merge with or into, combine with or wind up into any other Person (whether or not the Company is the surviving corporation), or directly or indirectly sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries, taken as a whole, to any other Person, unless:

(1) (i) the Company is the surviving Person or (ii) the resulting or surviving Person (if not the Company) or the Person to which such sale, assignment, conveyance, transfer, lease or other disposition has been made (such Person, the “Successor Company”) (A) shall be a corporation, partnership, limited liability company or similar entity organized and validly existing under the laws of Canada or any political subdivision thereof, the United States, any state of the United States or the District of Columbia, or any of Austria, Belgium, Denmark, Estonia, Finland, France, Germany, Ireland, Italy, Luxembourg, Netherlands, Sweden, the United Kingdom, Spain or Switzerland and (B) the Successor Company shall expressly assume, by a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee, all of the obligations of the Company under the Notes and this Indenture;

(2) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to any such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the applicable Four Quarter Period, (A) the Successor Company could Incur U.S.$1.00 of additional Debt under Section 4.09(a) or (B) the Consolidated Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries for the most recent Four Quarter Period shall be equal to or greater than such Consolidated Fixed Charge Coverage Ratio of the Company immediately prior to such transaction (or the first such transaction if there are a series of transactions);

(4) each Guarantor shall have by a supplemental indenture, or other documents or instruments in forms reasonably satisfactory to the Trustee, confirmed that its Note Guarantee shall apply to such Successor Company’s obligations under this Indenture and the Notes; and

(5) the Company delivers, or causes to be delivered, to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger, combination, sale, conveyance, assignment, transfer, lease or other disposition complies with the requirements of this Indenture.

(b) Subject to certain limitations set forth in this Indenture, the Successor Company will succeed to, and be substituted for, the Company under this Indenture and the Notes. Notwithstanding the foregoing, failure to satisfy the requirements of clauses (2) and (3)of Section 5.01(a) will not prohibit:

(1) a merger, amalgamation, consolidation or other combination or reorganization between the Company and a Restricted Subsidiary that is a wholly owned Subsidiary of the Company or the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the assets of the Company to a Restricted Subsidiary that is a wholly owned Subsidiary of the Company; or

(2) a merger, amalgamation, consolidation or other combination or reorganization between the Company and an Affiliate incorporated solely for the purpose of reincorporating or reorganizing the Company in another jurisdiction or for the sole purpose of forming or collapsing a holding company structure; so long as, in each case, the amount of Debt of the Company and its Restricted Subsidiaries is not increased thereby.

(c) The Company will not permit any Guarantor in any transaction or series of related transactions, to consolidate, amalgamate, merge with or into, combine with or wind up into any other Person (whether or not such Guarantor is the surviving corporation), or directly or indirectly sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties or assets to any Person (other than to the Company or another Guarantor) unless:

(1) (A) if such entity remains a Guarantor, the resulting, surviving or transferee Person (the “Successor Guarantor”) is a Person (other than an individual) organized and existing under the laws of the same jurisdiction as the Guarantor was organized immediately prior to such transaction, the laws of Canada or any political subdivision thereof, the United States, any state of the United States or the District of Columbia, or any of Austria, Belgium, Denmark, Estonia, Finland, France, Germany, Ireland, Italy, Luxembourg, Netherlands, Sweden, the United Kingdom, Spain or Switzerland;

(B) the Successor Guarantor, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under this Indenture, the Notes and its Note Guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;

(C) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing; and

(D) the Company delivers, or causes to be delivered, to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger, combination, sale, conveyance, assignment, transfer, lease or other disposition complies with the requirements of this Indenture; or

(2) in the event the transaction results in the release of the Guarantor’s Note Guarantee under clause (1)(A) of Section 10.06(a), the transaction is made in compliance with Section 4.16.

(d) Subject to the limitations set forth in this Indenture, the Successor Guarantor will succeed to, and be substituted for, such Guarantor under this Indenture and the Note Guarantee of such Guarantor.

(e) Notwithstanding the foregoing, any Guarantor may merge with or into or transfer all or part of its properties and assets to another Guarantor or merge, amalgamate, consolidate or combine with a Restricted Subsidiary of the Company, so long as the resulting entity remains or becomes a Guarantor.

Section 5.02 Successor Entity Substituted.

Upon any consolidation, amalgamation, merger, combination, winding-up, sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the assets of the Company or a Guarantor in accordance with Section 5.01, the Company and a Guarantor, as the case may be, will be released from its obligations under this Indenture and the Notes or its Note Guarantee, as the case may be, and the Successor Company and the Successor Guarantor, as the case may be, will succeed to, and be substituted for, and may exercise every right and power of, the Company or a Guarantor, as the case may be, under this Indenture, the Notes and such Note Guarantee; provided that, in the case of a lease of all or substantially all of its assets, the Company will not be released from the obligation to pay the principal of and interest on the Notes, and a Guarantor will not be released from its obligations under its Note Guarantee.

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01 Events of Default.

Each of the following is an “Event of Default”:

(1) default in the payment in respect of the principal of (or premium, if any, on) any Note when due and payable (whether at Stated Maturity or upon repurchase, acceleration, optional redemption or otherwise);

(2) default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

(3) failure by the Company or any Guarantor to comply with its obligations under clauses (1), (2), (3) and (4) of Section 5.01(a) and clauses (A), (B) and (C) of Section 5.01(c)(1), as applicable;

(4) except as permitted by or in accordance with the terms of this Indenture, any Note Guarantee of a Significant Subsidiary, or the Note Guarantees of any group of Restricted Subsidiaries that, taken together would constitute a Significant Subsidiary, shall for any reason cease to be, or it shall be asserted by any such Guarantor or Guarantors or the Company not to be, in full force and effect and enforceable in accordance with its terms;

(5) default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor in this Indenture (other than a covenant or agreement, a default in whose performance or whose breach is specifically dealt with in clauses (1), (2), (3) or (4) above), and continuance of such default or breach for a period of 90 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

(6) a default or defaults under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Debt for money borrowed by the Company or any Restricted Subsidiary (or the payment of which is Guaranteed by the Company or any Restricted Subsidiary) having, individually or in the aggregate, a principal or similar amount outstanding of at least the greater of (x) U.S.$75.0 million and (y) 2.5% of the Consolidated Total Assets of the Company, whether such Debt now exists or shall hereafter be created, which default or defaults shall have resulted in the acceleration of the maturity of such Debt prior to its express maturity or (except in the case of any Debt owing to the Company by any Restricted Subsidiary or any Debt of any Restricted Subsidiary owing to the Company or another Restricted Subsidiary) shall constitute a failure to pay a principal or similar amount of such Debt equal to at least the greater of (x) U.S.$75.0 million and (y) 2.5% of the Consolidated Total Assets of the Company when due and payable after the expiration of any applicable grace period with respect thereto;

(7) the entry against the Company or any Restricted Subsidiary of a final non-appealable judgment or final non-appealable judgments for the payment of money in an aggregate amount in excess of the greater of (x) U.S.$75.0 million and (y) 2.5% of the Consolidated Total Assets of the Company (net of amounts covered by insurance), by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 90 consecutive days; or

(8) (a) the Company or a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the date of the latest audited consolidated financial statements of the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:

(i) commences proceedings to be adjudicated bankrupt or insolvent;

(ii) consents to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking an arrangement of debt, reorganization, dissolution, winding up or relief under applicable Bankruptcy Law;

(iii) consents to the appointment of a receiver, interim receiver, receiver and manager, liquidator, assignee, trustee, sequestrator or

(iv) other similar official of it or for all or substantially all of its property;

(v) makes a general assignment for the benefit of its creditors; or

(vi) generally is not paying its debts as they become due; or

(b) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Company, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the date of the latest audited consolidated financial statements of the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary, in a proceeding in which the Company, any such Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the date of the latest audited consolidated financial statements of the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary, is to be adjudicated bankrupt or insolvent;

(ii) appoints a receiver, interim receiver, receiver and manager, liquidator, assignee, trustee, sequestrator or other similar official of the Company, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the date of the latest audited consolidated financial statements of the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary, or for all or substantially all of the property of the Company, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the date of the latest audited consolidated financial statements of the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary; or

(iii) orders the liquidation, dissolution or winding up of the Company, or any Restricted Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together (as of the date of the latest audited consolidated financial statements of the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days.

Section 6.02 Acceleration.

(a) If an Event of Default (other than an Event of Default described in clause (8) of Section 6.01 with respect to the Company) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Notes may declare the principal of the Notes and any accrued interest on the Notes to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by Holders); provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the outstanding Notes may rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal of or interest on the Notes, have been cured or waived as provided in this Indenture, if (1) the rescission would not conflict with any judgment or decrees and (2) all existing Events of Default, other than the non-payment of principal of, premium on, of any, or interest, if any, on the Notes that have become due solely by such declaration of acceleration, have been cured or waived, as provided in this Indenture.

(b) In the event of a declaration of acceleration of the Notes solely because an Event of Default described in clause (6) of Section 6.01 has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) of Section 6.01 shall be remedied or cured by the Company or a Restricted Subsidiary of the Company or waived by the holders of the relevant Debt within 20 Business Days after the declaration of acceleration with respect thereto and if the rescission and annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the Trustee for the payment of amounts due on the Notes.

(c) If an Event of Default described in clause (8) of Section 6.01 occurs with respect to the Company, the principal of and any accrued interest on the Notes then outstanding shall ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

(d) The Trustee may withhold from Holders notice of any Default (except Default in payment of principal of, premium, if any, and interest) if the Trustee determines that withholding notice is in the interests of the Holders to do so.

Section 6.03 Other Remedies.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, premium and Additional Amounts, if any, and interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04 Waiver of Past Defaults.

The Holders of not less than a majority in aggregate principal amount of the outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) may, on behalf of the Holders of all the Notes, waive any past Default under this Indenture and rescind its consequences if such a waiver and rescission would not conflict with any judgment or decree of a court of competent jurisdictions, except a default:

(1) in any payment in respect of the principal of (or premium, if any) or interest on any Notes (including any Note which is required to have been purchased pursuant to an Offer to Purchase which has been made by the Company); or

(2) in respect of a covenant or provision hereof which under this Indenture cannot be modified or amended without the consent of the Holder of each outstanding Note affected.

Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.05 Control by Majority.

The Holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee, and the Trustee may take any action deemed proper by the Trustee that is not inconsistent with such direction. However, the Trustee may refuse to follow any direction that conflicts with law, this Indenture, the Notes or any Note Guarantee, or that is unduly prejudicial to the rights of any other Holder, or that would involve the Trustee in personal liability.

Section 6.06 Limitation on Suits.

Subject to Section 6.07, no Holder may pursue any remedy with respect to this Indenture or the Notes unless:

(1) such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(2) the Holders of at least 25% in aggregate principal amount of the then outstanding Notes have requested in writing to the Trustee to pursue the remedy;

(3) such Holders have offered the Trustee security or indemnity reasonably satisfactory to the Trustee against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the Holders of a majority in aggregate principal amount of the then outstanding Notes have not given the Trustee a direction that is inconsistent with such written request within such 60-day period.

A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder.

Section 6.07 Rights of Holders to Receive Payment.

Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal, premium and Additional Amounts, if any, and interest on its Note, on or after the respective due dates expressed or provided for in such Note (including in connection with an Offer to Purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

Section 6.08 Collection Suit by Trustee.

If an Event of Default specified in Section 6.01(1) or (2) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company and any other obligor on the Notes for the whole amount of principal, premium and Additional Amounts, if any, and interest remaining unpaid on the Notes, together with interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee and its agents and counsel.

Section 6.09 Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceedings, the Company, the Guarantors, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding has been instituted.

Section 6.10 Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in Section 2.09, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy are, to the extent permitted by law, cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 6.11 Delay or Omission Not Waiver.

No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 6.12 Trustee May File Proofs of Claim.

The Trustee may file proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Company (or any other obligor upon the Notes, including the Guarantors), its creditors or its property and is entitled and empowered to participate as a member in any official committee of creditors appointed in such matter and to collect, receive and distribute any money or other property payable or deliverable on any such claims. Any custodian, receiver, trustee or similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee and its agents and counsel, and any other amounts due the Trustee under Section 7.08. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.08 out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.13 Priorities.

If the Trustee collects any money or property pursuant to this Article 6, it shall pay out the money in the following order, on the date or dates fixed by the Trustee:

(1) First, to the Trustee and its agents and attorneys for all amounts due under Section 7.08, including payment of all reasonable compensation, expenses and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection;

(2) Second, to Holders for amounts due and unpaid on the Notes for principal, premium and Additional Amounts, if any, and interest ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium and Additional Amounts, if any, and interest, respectively; and

(3) Third, to the Company or to such party as a court of competent jurisdiction shall direct, including a Guarantor, if applicable.

The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.13. Promptly after any record date is set pursuant to this Section 6.13, the Trustee shall cause notice of such record date and payment date to be given to the Company and to each Holder in the manner set forth in Section 12.01.

Section 6.14 Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in such suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.14 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07, or a suit by Holders of more than 10% in aggregate principal amount of the outstanding Notes.

ARTICLE 7

TRUSTEE

Section 7.01 Corporate Trustee Required; Eligibility.

(a) For so long as required by Trust Indenture Legislation, the Trustee shall be a resident or authorized to do business in the Province of Ontario. The Trustee represents to the Company that at the date of execution and delivery by it of this Indenture, it is authorized to carry on the business of a trust company in the Province of Ontario but if, notwithstanding the provisions of this Section 7.01(a), it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the Notes shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of trust company in the Province of Ontario, either become so authorized or resign in the manner and with the effect specified in Section 7.02.

(b) The Trustee represents to the Company that at the date of execution and delivery by it of this Indenture, there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 7.01, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Notes issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 7.02.

(c) The Trustee will not be required to give any bond or security in respect of the execution of the trusts and powers set out in this Indenture or otherwise in respect of the premises.

(d) Neither the Trustee nor any Affiliate of the Trustee shall be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company.

Section 7.02 Replacement of Trustee.

(a) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Company 90 days’ notice in writing or such shorter notice as the Company may accept as sufficient. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Holders in accordance with this Section 7.02. Failing such appointment by the Company, the retiring Trustee or any Holder may apply to a Judge of the Ontario Superior Court of Justice, on such notice as such Judge may direct at the Company’s expense, for the appointment of a new Trustee but any new Trustee so appointed by the Company or by the court shall be subject to removal as aforesaid by the Holders and the appointment of such new Trustee shall be effective only upon such new Trustee becoming bound by this Indenture. Any new Trustee appointed under any provision of this Section 7.02 to replace the Trustee shall be a corporation authorized to carry on the business of a trust company in the Province of Ontario. On any new appointment, the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(b) The Holders of not less than a majority in aggregate principal amount of the outstanding Notes shall have the power to remove the Trustee from office and to appoint a new Trustee; provided that no such removal shall be effective unless and until a new Trustee shall have become bound by this Indenture.

(c) Any company into which the Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Trustee shall be a party, or any company succeeding to the corporate trust business of the Trustee shall be the successor Trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Company, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by the Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Company be required by any new Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Trustee, be made, executed, acknowledged and delivered by the Company.

Section 7.03 Duties of Trustee.

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

Section 7.04 Reliance Upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder, the Trustee may, if acting in good faith, act and rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or the Trust Indenture Legislation or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 7.05, if applicable, and with any other applicable requirements of this Indenture. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Trustee may rely on an Opinion of Counsel satisfactory to the Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Company.

Section 7.05 Evidence and Authority to Trustee, Opinions, etc.

(a) The Company shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Company or the Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Notes hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Company, forthwith if and when (x) such evidence is required by any other Section of this Indenture to be furnished to the Trustee in accordance with the terms of this Section 7.05 or (y) the Trustee, in the exercise of its rights and duties under this Indenture, gives the Company written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice. Such evidence shall consist of:

(1) an Officers’ Certificate stating that any such condition precedent has been complied with;

(2) in the case of a condition precedent compliance with which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an Opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(3) in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the auditors of the Company that such condition precedent has been complied with.

(b) Whenever such evidence relates to a matter other than the certificates and delivery of Notes and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the Company, it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with Section 7.05(a).

(c) Each statutory declaration, certificate (excepting a compliance certificate delivered in accordance with Section 4.07 hereof or any other provision herein), opinion or report with respect to compliance with a condition precedent provided for in this Indenture shall include (1) a statement by the Person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (2) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (3) a statement that, in the belief of the Person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (4) a statement whether in the opinion of such Person the conditions precedent in question have been complied with or satisfied.

(d) The Company shall furnish to the Trustee at any time if the Trustee reasonably so requires, a certificate that the Company has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default. The Company shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or Officers’ Certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Company or as a result of any obligation imposed by this Indenture.

(e) The Company shall from time to time upon the written request of the Trustee furnish the Trustee with a certificate of an Officer setting forth the names and titles of the authorized officers of the Company authorized to act on behalf of the Company at the time specified in such certificate, together with specimen signatures of all such officers, and the Trustee shall be entitled to rely upon the identification of such persons as specified in such certificates as the persons entitled to act on behalf of the Company for the purposes of this Indenture until a later certificate respecting the same is delivered to the Trustee.

Section 7.06 Officers’ Certificates Evidence.

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon an Officers’ Certificate.

Section 7.07 Experts, Advisers and Agents.

(a) The Trustee may employ or retain such counsel, accountants, appraisers, engineers or other experts or advisors as it reasonably requires for the purpose of determining and discharging its duties and administering the trusts hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and shall not be responsible for any misconduct on the part of any of them. Any remuneration so paid by the Trustee shall be repaid to the Trustee in accordance with Section 7.14.

(b) The Trustee may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser, engineer or other expert or advisor, whether retained or employed by the Company or by the Trustee, in relation to any matter arising in the administration of the trust hereof.

Section 7.08 Trustee May Deal in Notes.

Subject to Section 7.01 and Section 7.03, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Notes and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

Section 7.09 Investment of Monies Held By Trustee.

(a) Unless otherwise provided in this Indenture, any moneys held by the Trustee which under the trusts of this Indenture may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and re-invested as directed in writing by the Company from time to time in the name or under the control of the Trustee in securities in which, under the laws of the Province of Ontario, trustees are authorized to invest trust moneys, provided that such securities are expressed to mature within at least two years after their purchase by the Trustee, and unless and until the Trustee shall have declared the principal of and interest and premium, if any, on the Notes to be due and payable, the Trustee shall so invest such moneys at the request of the Company.

(b) Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank of Canada or, with the consent of the Company, in the deposit department of the Trustee, an Affiliate of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

(c) Unless and until the Trustee shall have declared the principal of and interest and premium, if any, on the Notes to be due and payable, the Trustee shall pay over to the Company all interest received by the Trustee in respect of any investments or deposits made pursuant to the provisions of this Section 7.09.

Section 7.10 Trustee Not Ordinarily Bound.

Except as otherwise specifically provided herein, the Trustee shall not, subject to Section 7.03, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Company of any of the obligations herein imposed upon the Company or of the covenants on the part of the Company herein contained, nor in any way to supervise or interfere with the conduct of the Company’s business, unless the Trustee shall have been required to do so in writing by the Holders of not less than 25% of the aggregate principal amount of the Notes then outstanding, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

Section 7.11 Trustee Not Required to Give Security.

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

Section 7.12 Trustee Not Bound to Act on the Company’s Request.

Except as in this Indenture otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Company until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

Section 7.13 Conditions Precedent to Trustee’s Obligations to Act Hereunder.

(a) The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Holders hereunder shall be conditional upon the Holders furnishing when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b) None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Holders at whose instance it is acting to deposit with the Trustee the Notes held by it for which Notes the Trustee shall issue receipts.

Section 7.14 Compensation and Indemnity.

(a) The Company shall pay to the Trustee from time to time compensation for its services hereunder as agreed separately by the Company and the Trustee, and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under this Indenture shall be finally and fully performed The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. Any amount due under this section and unpaid 30 days after request for such payment shall bear interest from the expiration of such 30 days at a rate per annum equal to the then current rate charged by the Trustee, payable on demand.

(b) The Trustee shall incur no liability and it shall be fully protected in acting or not acting in accordance with any opinion or instruction of counsel or other expert, whether retained or employed by the Company or the Trustee, in relation to any matter arising in fulfilling its duties and obligations hereof and the Company hereby indemnifies and saves harmless the Trustee and its directors, officers and employees from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of gross negligence, or the wilful misconduct or bad faith of the Trustee. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Trustee. The Trustee shall notify the Company as soon as reasonably practicable of any claim for which it may seek indemnity. The Company shall defend the claim and the Trustee shall co-operate in the defence. The Trustee may have separate counsel and the Company shall pay the reasonable fees and expenses of such counsel regardless of the outcome of the claim or the settlement thereof. The Company need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Trustee or the discharge of this Indenture.

(c) The Company need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through gross negligence, wilful misconduct or bad faith.

(d) Notwithstanding any other provision of the agreement, and whether such losses or damages are foreseeable or unforeseeable, the Trustee shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages of any person.

Section 7.15 Acceptance of Trust.

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

Section 7.16 Third Party Interests.

Each party to this Indenture (in this paragraph referred to as a “representing party”) hereby represents to the Trustee that any account to be opened by, or interest to held by, the Trustee in connection with this Indenture, for or to the credit of such representing party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Trustee a declaration, in the Trustee’s prescribed form or in such other form as may be satisfactory to it, as to the particulars of such third party.

Section 7.17 Anti-Money Laundering.

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, acting reasonably, determines that such act might cause it to be in noncompliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice sent to the Company; provided that (i) the Trustee written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Trustee’s satisfaction within such 10-day period, then such resignation shall not be effective.

ARTICLE 8

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01 Option to Effect Legal Defeasance or Covenant Defeasance.

The Company may, at its option and at any time, in the case of Section 8.03 pursuant to a resolution of its Board of Directors set forth in an Officers’ Certificate, elect to have either Section 8.02 or Section 8.03 applied to all outstanding Notes upon compliance with the conditions set forth below in this Article 8.

Section 8.02 Legal Defeasance and Discharge.

(a) Upon the Company’s exercise under Section 8.01 of the option applicable to this Section 8.02, the Company and the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.04, be deemed to have been discharged from their obligations with respect to this Indenture, all outstanding Notes and Note Guarantees on the date the conditions set forth below are satisfied (“Legal Defeasance”). For this purpose, Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Debt represented by the outstanding Notes, which shall thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 and the other Sections of this Indenture referred to in clauses (1) through (4) below, and to have satisfied all of its other obligations under such Notes and this Indenture, including that of the Guarantors (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

(1) the rights of Holders of such Notes to receive payments in respect of the principal of and any premium, if any, and interest on such Notes when payments are due, solely out of the trust created pursuant to this Indenture referred to in Section 8.04;

(2) the Company’s obligations with respect to such Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee and the Company’s obligations in connection therewith; and

(4) this Section 8.02.

(b) Following the Company’s exercise of its Legal Defeasance option, payment of the Notes may not be accelerated because of an Event of Default.

(c) Subject to compliance with this Article 8, the Company may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03.

Section 8.03 Covenant Defeasance.

Upon the Company’s exercise under Section 8.01 of the option applicable to this Section 8.03, the Company and the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.04, be released from their obligations under the covenants contained in Sections Section 4.03, Section 4.05, Section 4.06, Section 4.07, Section 4.08, Section 4.09, Section 4.10, Section 4.11, Section 4.12, Section 4.13, Section 4.14, Section 4.15, Section 4.16, and Section 4.17 and clause (3) of Section 5.01(a) with respect to the outstanding Notes, and the Guarantors shall be deemed to have been discharged from their obligations with respect to all Note Guarantees, on and after the date the conditions set forth in Section 8.04 are satisfied (“Covenant Defeasance”), and the Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to this Indenture and the outstanding Notes, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01, but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby. In addition, upon the Company’s exercise under Section 8.01 of the option applicable to this Section 8.03, subject to the satisfaction of the conditions set forth in Section 8.04, an Event of Default specified in Sections Section 6.01(3) (that resulted solely from the failure by the Company to comply with clause (3) of Section 5.01(a)), Section 6.01(4) and Section 6.01(5) (only with respect to covenants that are released as a result of such Covenant Defeasance), Section 6.01(6), Section 6.01(7) or Section 6.01(8) (solely with respect to Significant Subsidiaries or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary), in each case, shall not constitute an Event of Default.

Section 8.04 Conditions to Legal Defeasance or Covenant Defeasance.

(a) The following shall be the conditions to the exercise of either the Legal Defeasance option under Section 8.02 or the Covenant Defeasance option under Section 8.03 with respect to the outstanding Notes:

(1) the Company must irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the Holders of such Notes: (A) cash in U.S. dollars in an amount, (B) Government Securities, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount or (C) a combination thereof, in each case sufficient without reinvestment, in the opinion of an Independent Financial Advisor expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the entire indebtedness in respect of the principal of and premium, if any, and interest on such Notes on the Stated Maturity thereof or (if the Company has made irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company) the redemption date thereof, as the case may be, in accordance with the terms of this Indenture and such Notes;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel stating that:

(A) the Company has received from, or there has been published by, the U.S. Internal Revenue Service a ruling; or

(B) since the Issue Date, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders and beneficial owners of such Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit, defeasance and discharge to be effected with respect to such Notes and will be subject to U.S. federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, defeasance and discharge were not to occur and (B) an Opinion of Counsel confirming that (a) the Company has received from, or there has been published by, the Canada Revenue Agency a ruling or (b) since the Issue Date, there has been a change in the applicable Canadian federal, provincial and territorial income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the holders and beneficial owners of the outstanding Notes will not recognize income, gain or loss for Canadian federal, provincial and territorial income tax purposes as a result of such defeasance and will be subject to Canadian federal, provincial and territorial income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance were not to occur;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee (A) an Opinion of Counsel to the effect that the Holders and beneficial owners of such Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit and Covenant Defeasance to be effected with respect to such Notes and will be subject to U.S. federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and Covenant Defeasance were not to occur and (B) an Opinion of Counsel confirming that the Holders and beneficial owners of the outstanding Notes will not recognize income, gain or loss for Canadian federal, provincial and territorial income tax purposes as a result of such covenant defeasance and will be subject to Canadian federal, provincial and territorial income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance were not to occur;

(4) no Default or Event of Default with respect to the outstanding Notes shall have occurred and be continuing at the time of such deposit after giving effect thereto (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien to secure such borrowing);

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or material instrument (other than this Indenture and the agreements governing any other Debt being defeased, discharge or replaced) to which the Company or any of the Guarantors is a party or by which the Company or any of the Guarantors is bound;

(6) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such Legal Defeasance or Covenant Defeasance have been complied with;

(7) the Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company, any Guarantor or others; and

(8) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be (which instructions may be contained in the Officers’ Certificate referred to in clause (7) above).

Section 8.05 Deposited Money and Government Securities to Be Held in Trust Other Miscellaneous Provisions.

(a) Subject to Section 8.06, all money and Government Securities (including the proceeds thereof) deposited with the Trustee pursuant to Section 8.04 in respect of the outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company or a Guarantor acting as Paying Agent) as the Trustee may determine, to the Holders of all sums due and to become due thereon in respect of principal, premium and Additional Amounts, if any, and interest on the Notes, but such money need not be segregated from other funds except to the extent required by law.

(b) The Company will pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or Government Securities deposited pursuant to Section 8.04 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders.

(c) Anything in this Article 8 to the contrary notwithstanding, the Trustee will deliver or pay to the Company from time to time upon the request of the Company any money or Government Securities held by it as provided in Section 8.04 which, in the opinion of an Independent Financial Advisor expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04(a)), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06 Repayment to the Company.

Subject to any applicable abandoned property law, any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal, premium and Additional Amounts, if any, or interest on any Note and remaining unclaimed for one year after such principal, premium and Additional Amounts, if any, or interest has become due and payable shall be paid to the Company on its request or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in The Globe and Mail (national edition), notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining shall be repaid to the Company.

Section 8.07 Reinstatement.

If the Trustee or Paying Agent is unable to apply any Canadian dollars or government obligations in accordance with Section 8.02 or Section 8.03, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s and the Guarantors’ obligations under this Indenture, the Notes and the Note Guarantees shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or Section 8.03 until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or Section 8.03, as the case may be; provided that, if the Company makes any payment of principal, premium and Additional Amounts, if any, or interest on any Note following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 9

AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01 Without Consent of Holders.

(a) Notwithstanding Section 9.02, the Company, the Guarantors and the Trustee, at any time and from time to time, may, without the consent of any Holders, enter into one or more indentures supplemental to this Indenture for any of the following purposes:

(1) to evidence the succession of another Person to the Company or a Guarantor and the assumption by any such successor of the covenants of the Company or a Guarantor in this Indenture, the Notes and the Note Guarantees in accordance with Section 5.01;

(2) to add to the covenants of the Company and its Restricted Subsidiaries for the benefit of the Holders, or to surrender any right or power conferred by this Indenture upon the Company or any Guarantor;

(3) to add additional Events of Default for the benefit of the Holders;

(4) to provide for or facilitate the issuance of uncertificated Notes in addition to or in place of certificated Notes;

(5) to evidence and provide for the acceptance of appointment under this Indenture by a successor Trustee; provided that the successor Trustee is otherwise qualified and eligible to act as such under the terms of this Indenture;

(6) to provide for or confirm the issuance of Additional Notes in accordance with the terms of this Indenture;

(7) to add a Guarantor or to release a Guarantor or modify a Note Guarantee, in each case in accordance with this Indenture;

(8) to cure any ambiguity, defect, omission, mistake or inconsistency in this Indenture;

(9) to make any other provisions with respect to matters or questions arising under this Indenture; provided that such actions pursuant to this clause (9) shall not adversely affect the interests of the Holders in any material respect;

(10) to conform the text of this Indenture, the Notes or the Note Guarantees to any provision of the “Description of notes” of the Offering Memorandum;

(11) to ensure compliance of this Indenture with the requirements of Trust Indenture Legislation;

(12) to effect or maintain the qualification of this Indenture under the Trust Indenture Act of 1939, as amended (if applicable); or

(13) to secure the Notes and the Note Guarantees.

(b) Upon the request of the Company, and upon receipt by the Trustee of the documents described in Section 9.05 and Section 7.05, the Trustee shall join with the Company and the Guarantors in the execution of any amended or supplemental indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into such amended or supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise. Notwithstanding the foregoing, no Opinion of Counsel shall be required in connection with the addition of a Guarantor under this Indenture upon execution and delivery by such Guarantor and the Trustee of a supplemental indenture to this Indenture, the form of which is attached as Exhibit C, and delivery of an Officers’ Certificate, except as provided in Section 5.01(c).

(c) For the avoidance of doubt, the Trustee shall not be responsible for making any determination as to whether or not the consent of Holders is required in connection with any amendment, supplement or waiver of any provision of this Indenture, the Notes or the Note Guarantees.

Section 9.02 With Consent of Holders.

(a) Except as provided in Section 9.01 and this Section 9.02, the Company, the Guarantors and the Trustee may, with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), enter into an indenture or indentures supplemental to this Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture, the Notes or the Note Guarantees or of modifying in any manner the rights of the Holders of the Notes under this Indenture, including the definitions therein and, subject to Section 6.04 and Section 6.07, waive any existing Default or Event of Default. Section 2.10 and Section 2.11 shall determine which Notes are considered to be “outstanding” for the purposes of this Section 9.02.

(b) Upon the request of the Company, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders as aforesaid, and upon receipt by the Trustee of the documents described in Section 9.05 and Section 7.05, the Trustee shall join with the Company and the Guarantors in the execution of such amended or supplemental indenture unless such amended or supplemental indenture directly affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such amended or supplemental indenture.

(c) It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver. It is sufficient if such consent approves the substance of the proposed amendment, supplement or waiver.

(d) After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Company shall give to the Holders a notice briefly describing such amendment, supplement or waiver. However, the failure of the Company to give such notice to all the Holders, or any defect in the notice, will not impair or affect the validity of any such amendment, supplement or waiver.

(e) Without the consent of each affected Holder, an amendment, supplement or waiver under this Section 9.02 may not (with respect to any Notes held by a non-consenting Holder):

(1) change the Stated Maturity of any Note or of any installment of interest on any Note, or reduce the amount payable in respect of the principal thereof or the rate of interest thereon or any premium payable thereon, or reduce the amount that would be due and payable on acceleration of the maturity thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor;

(2) reduce the percentage in aggregate principal amount of the outstanding Notes, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture;

(3) modify the obligations of the Company to make Offers to Purchase upon a Change of Control Triggering Event or from the Excess Proceeds of Asset Sales if such modification was done after the occurrence of such Change of Control Triggering Event or such Asset Sale;

(4) modify or change any provision of this Indenture affecting the ranking of the Notes or any Note Guarantee in a manner adverse to the Holders of the Notes;

(5) modify any of the provisions of this Section 9.02 or provisions relating to waiver of defaults or certain covenants, except to increase any such percentage required for such actions or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby; or

(6) release any Guarantees required to be maintained under this Indenture or modify the Note Guarantees in any manner adverse to the Holders (in each case, other than in accordance with the terms of this Indenture).

(f) For the avoidance of doubt, the Trustee shall not be responsible for making any determination as to whether or not the consent of Holders, or what percentage of such Holders, is required in connection with any amendment, supplement or waiver of any provision of this Indenture, the Notes or the Note Guarantees.

(g) A consent to any amendment, supplement or waiver of this Indenture, the Notes or the Note Guarantees by any Holder given in connection with a tender of such Holder’s Notes will not be rendered invalid by such tender.

Section 9.03 Revocation and Effect of Consents.

(a) Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the waiver, supplement or amendment becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

(b) The Company may, but shall not be obligated to, fix a record date pursuant to Section 1.03 for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver.

Section 9.04 Notation on or Exchange of Notes.

(a) The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Company in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

(b) Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

Section 9.05 Trustee to Sign Amendments, etc.

In executing any amendment, supplement or waiver, the Trustee shall receive and (subject to Section 7.03) shall be fully protected in relying upon, in addition to the documents required by Section 7.05, an Officers’ Certificate and an Opinion of Counsel each stating that all conditions precedent are satisfied with respect to the execution and delivery of any such amendment, supplemental indenture or waiver, that such amendment, supplemental indenture or waiver is authorized or permitted by this Indenture, that such amendment, supplemental indenture or waiver is the legal, valid and binding obligation of the Company and each Guarantor party thereto, enforceable against each of them in accordance with its terms, subject to customary exceptions, and that such amendment, supplemental indenture or waiver complies with the provisions hereof.

Section 9.06 Payment for Consent.

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment; provided that if such consents, waivers or amendments are sought in connection with an exchange offer where participation in such exchange offer is limited to Holders who are QIB within the meaning of Rule 144A under the U.S. Securities Act, or non-U.S. persons, within the meaning of Regulation S under the Securities Act, then such consideration need only be offered to all Holders to whom the exchange offer is made and to be paid to all such Holders that consent, waive or agree to amend in such time frame.

ARTICLE 10

GUARANTEES

Section 10.01 Guarantee.

(a) Subject to this Article 10, each of the Guarantors hereby, jointly and severally, irrevocably and fully and unconditionally guarantees, on a senior unsecured basis, to each Holder and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of the Company hereunder or thereunder, that: (1) the principal, premium and Additional Amounts, if any, and interest on the Notes shall be promptly paid in full when due, whether at Stated Maturity, by acceleration, redemption or otherwise, and interest on the overdue principal and interest on the Notes, if any, if lawful, and all other Obligations of the Company to the Holders or the Trustee hereunder or under the Notes shall be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and (2) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same shall be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise (collectively, the “Guaranteed Obligations”). Failing payment by the Company when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors shall be jointly and severally obligated to pay the same immediately. Each of the Note Guarantees shall be a guarantee of payment, performance and compliance and not a guarantee of collection.

(b) Each Guarantor waives presentation to, demand of payment from and protest to the Company of any of the Guaranteed Obligations and also waives notice of protest for nonpayment. Each Guarantor waives notice of any default under the Notes or the Guaranteed Obligations. The obligations of each Guarantor hereunder shall not be affected by (i) the failure of any Holder or the Trustee to assert any claim or demand or to enforce any right or remedy against the Company or any other Person under this Indenture, the Notes or any other agreement or otherwise; (ii) any extension or renewal of this Indenture, the Notes or any other agreement; (iii) any rescission, waiver, amendment or modification of any of the terms or provisions of this Indenture, the Notes or any other agreement; (iv) the failure of any Holder or Trustee to exercise any right or remedy against any other guarantor of the Guaranteed Obligations; or (v) any change in the ownership of such Guarantor.

(c) Except as otherwise provided herein, each Guarantor hereby waives any right to which it may be entitled to have its obligations hereunder divided among the Guarantors, such that such Guarantor’s obligations would be less than the full amount claimed. Each Guarantor hereby waives any right to which it may be entitled to have the assets of the Company first be used and depleted as payment of the Company or such Guarantor’s obligations hereunder prior to any amounts being claimed from or paid by such Guarantor hereunder. Each Guarantor hereby waives any right to which it may be entitled to require that the Company be sued prior to an action being initiated against such Guarantor.

(d) Except as expressly set forth in Section 8.01 and Section 11.02, the obligations of each Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations or otherwise. Without limiting the generality of the foregoing, the obligations of each Guarantor herein shall not be discharged or impaired or otherwise affected by the failure of any Holder or the Trustee to assert any claim or demand or to enforce any remedy under this Indenture, the Notes or any other agreement, by any waiver or modification of any thereof, by any default, failure or delay, willful or otherwise, in the performance of the obligations, or by any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of any Guarantor or would otherwise operate as a discharge of any Guarantor as a matter of law or equity.

(e) Each of the Guarantors also agrees, jointly and severally, to pay any and all costs and expenses (including reasonable attorneys’ fees and expenses) Incurred by the Trustee or any Holder in enforcing any rights under this Section 10.01.

(f) If any Holder or the Trustee is required by any court or otherwise to return to the Company, the Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to the Company or the Guarantors, any amount paid either to the Trustee or such Holder, this Note Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

(g) Each Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (1) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Article 6, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Note Guarantee. The Guarantors shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Note Guarantees.

(h) Each Note Guarantee shall remain in full force and effect and continue to be effective should any petition be filed by or against the Company for liquidation or reorganization, should the Company become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of the Company’ s assets, and shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Notes are, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee on the Notes or the Note Guarantees, whether as a “voidable preference,” “fraudulent transfer” or otherwise, all as though such payment or performance had not been made. In the event that any payment or any part thereof, is rescinded, reduced, restored or returned, the Notes shall, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

(i) In case any provision of any Note Guarantee shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(j) Upon request of the Trustee, each Guarantor shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

Section 10.02 Limitation on Guarantor Liability.

(a) Any term or provision of this Indenture to the contrary notwithstanding, the maximum aggregate amount of the Guaranteed Obligations guaranteed hereunder by any Guarantor shall not exceed the maximum amount that can be guaranteed by the applicable Guarantor without rendering the Note Guarantee, as it relates to such Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, abuse of corporate assets or similar laws affecting the rights of creditors generally.

(b) In furtherance of the foregoing and to the extent applicable, a Guarantor’s liability in respect of its Note Guarantee shall be limited to the extent set forth below:

(i)

Limitations Applicable to U.S. Guarantors. Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Note Guarantee of such Guarantor not constitute a fraudulent conveyance or a fraudulent transfer for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law or abuse of corporate assets or similar laws affecting the rights of creditors generally, including laws relating to the liability of directors and managers, in each case to the extent applicable to any Note Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree that the obligations of each Guarantor shall be limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article 10, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law. Each Guarantor that makes a payment under its Note Guarantee will be entitled upon payment in full of all Guaranteed Obligations under this Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment, determined in accordance with IFRS.

(ii)

Limitations Applicable to German Guarantors. Each Note Guarantor in the legal form of a German limited liability company (GmbH) (a “German Guarantor”), and by its acceptance hereof, each Holder and the Trustee, hereby confirm that the liability of such German Guarantor shall be limited as set forth below.

(1) Subject to paragraphs (2), (3) and (4) below, the Holders and the Trustee shall not enforce the guarantee obligations of a German Guarantor to the extent the enforcement of such guarantee for shareholder obligations would have the effect (x) of reducing the German Guarantor’s net assets (Reinvermögen) (the “Net Assets”) to an amount of less than its stated share capital (Stammkapital) or, if the Net Assets are already in an amount of less than its stated share capital, of causing such amount to be further reduced or, while not reducing the Net Assets, violating German rules on the protection of stated share capital in any other way, and (y) would thereby affect the assets required for the obligatory preservation of the German Guarantor’s stated share capital (Stammkapital) according to Sections 30, 31 German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung) (as amended from time to time) or (z) of resulting in any personal liability of a managing director of the Guarantor pursuant to Section 15b of the German Insolvency Act.

(2) The value of the Net Assets shall be calculated as an amount equal to the sum of the values of the German Guarantor’s assets (consisting of all assets which correspond to the items set forth in Section 266 para. (2) A, B, D and D of the German Commercial Code (Handelsgesetzbuch)) less the aggregate amount of the German Guarantor’s liabilities (consisting of all liabilities and liability reserves which correspond to the items set forth in Section 266 para. (3) B, C, D and E of the German Commercial Code).

(3) The Net Assets shall be determined in accordance with the generally accepted accounting principles applicable from time to time in Germany (Grundsätze ordnungsmäßiger Buchführung) and be based on the same principles that were applied by the German Guarantor in the preparation of its (at the time in question) most recent annual balance sheet (Jahresbilanz).

(4) If and to the extent that the German Guarantor does not deliver to the Trustee within fifteen (15) Business Days after the receipt of a notice from the Trustee stating that the Trustee intends to demand payment under the guarantee (x) an up-to-date balance sheet of the German Guarantor together with a detailed calculation (satisfactory to the Trustee (acting reasonably)) of the amount of the German Guarantor’s Net Assets and (y) an up-to-date liquidity status and a cash forecast of the German Guarantor together with a detailed calculation (satisfactory to the Trustee (acting reasonably)) of the amount available for payment under the guarantee without the German Guarantor becoming unable to pay its debts when due (zahlungsunfähig) within the meaning of Section 15b of the German Insolvency Act, the Trustee and the Holders shall be entitled to enforce the guarantee obligations of such German Guarantor irrespective of the limitations set out in paragraph (1) above. The German Guarantor shall remain entitled to provide evidence that the enforcement of the guarantee obligation would be violating German rules on the protection of stated share capital or lead to the German Guarantor becoming unable to pay its debts when due (zahlungsunfähig) within the meaning of Section 15b of the German Insolvency Act in the form as set out in sentence 1 above and the limitations set out in (1) above shall apply again upon the submission of such evidence, provided such evidence is submitted to the Trustee within six (6) months (Ausschlussfrist) from the date of demand of payment under the guarantee. For the avoidance of doubt, the Trustee shall be entitled to contest any evidence provided by a German Guarantor.

Section 10.03 Execution and Delivery.

(a) To evidence its Note Guarantee set forth in Section 10.01, each Guarantor hereby agrees that this Indenture shall be executed on behalf of such Guarantor by an Officer or person holding an equivalent title.

(b) Each Guarantor hereby agrees that its Note Guarantee set forth in Section 10.01 shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Note Guarantee on the Notes.

(c) If an Officer whose signature is on this Indenture no longer holds that office at the time the Trustee authenticates the Note, the Note Guarantees shall be valid nevertheless.

(d) The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Note Guarantee set forth in this Indenture on behalf of the Guarantors.

(e) If required by Section 4.11, the Company shall cause any newly-created or newly-acquired Restricted Subsidiary to comply with the provisions of Section 4.11 and this Article 10, to the extent applicable.

Section 10.04 Subrogation.

Each Guarantor shall be subrogated to all rights of Holders against the Company in respect of any amounts paid by any Guarantor pursuant to the provisions of Section 10.01; provided that, if an Event of Default has occurred and is continuing, no Guarantor shall be entitled to enforce or receive any payments arising out of, or based upon, such right of subrogation until all amounts then due and payable by the Company under this Indenture or the Notes shall have been paid in full.

Section 10.05 Benefits Acknowledged.

Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the guarantee and waivers made by it pursuant to its Note Guarantee are knowingly made in contemplation of such benefits.

Section 10.06 Release of Note Guarantees.

(a) A Note Guarantee by a Guarantor shall be automatically and unconditionally released and discharged, and no further action by such Guarantor, the Company or the Trustee shall be required for the release of such Guarantor’s Note Guarantee, upon:

(1) (A) any sale, assignment, transfer, conveyance, exchange or other disposition (by merger, amalgamation, plan of arrangement, consolidation or otherwise) of the Capital Interests of such Guarantor after which the applicable Guarantor is no longer a Restricted Subsidiary, or the sale of all or substantially all of the assets of such Guarantor, in each case in a sale, assignment, transfer, conveyance, exchange or other disposition that is made in compliance with the provisions of this Indenture, including Section 4.16;

(B) the release or discharge of such Guarantor as borrower under the Senior Credit Facilities or from its Guarantee of Debt of the Company and its Restricted Subsidiaries under the Senior Credit Facilities (including, by reason of the termination of the Senior Credit Facilities), except a release or discharge by or as a result of payment under such Note Guarantee or in connection with a refinancing, refunding or replacement of the Senior Credit Facilities in which such Guarantor is a borrower or guarantor of the obligations under the new refinanced, refunded or replacement Senior Credit Facilities;

(C) the proper designation of any Guarantor as an Unrestricted Subsidiary or as an Immaterial Subsidiary; or

(D) the Company’s exercise of its Legal Defeasance option or Covenant Defeasance option in accordance with Article 8 or the Discharge of the Company’s obligations under this Indenture in accordance with the terms of this Indenture; and

(2) such Guarantor delivering to the Trustee an Officers’ Certificate and/or an Opinion of Counsel, as may be required under Section 7.05, each stating that all conditions precedent provided for in this Indenture relating to such transaction and release have been complied with.

(b) At the written request of the Company, the Trustee shall execute and deliver any documents reasonably requested in order to evidence such release, discharge and termination in respect of the applicable Note Guarantee.

ARTICLE 11

SATISFACTION AND DISCHARGE

Section 11.01 Satisfaction and Discharge.

This Indenture will be discharged, and will cease to be of further effect as to all Notes and all Note Guarantees, when:

(a) either: (A) all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust, have been delivered to the Trustee for cancellation; or (B) all such Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable by reason of the giving of a notice of redemption or otherwise or (ii) will become due and payable within one year or are to be called for redemption within one year (a “Discharge”) under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds (consisting of cash in Canadian dollars, Government Securities or a combination thereof) in an amount sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes, not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest to the Stated Maturity or date of redemption;

(b) the Company or any Guarantor has paid or caused to be paid all other sums then due and payable under this Indenture;

(c) no Default or Event of Default has occurred and is continuing on the date of such deposit or will occur as a result of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Debt and, in each case, the granting of Liens in connection therewith) and the deposit will not result in a breach or violation of, or constitute a default under, the Senior Credit Facilities or any other material agreement or material instrument (other than this Indenture) to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(d) the Company has delivered irrevocable written instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be; and

(e) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent under this Indenture relating to the Discharge have been complied with.

Section 11.02 Application of Trust Money.

(a) Subject to the provisions of Section 8.06, all money deposited with the Trustee pursuant to Section 11.01 shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal, premium and Additional Amounts, if any, and interest for whose payment such money has been deposited with the Trustee, but such money need not be segregated from other funds except to the extent required by law.

(b) If the Trustee or Paying Agent is unable to apply any money or Government Securities in accordance with Section 11.01 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s and any Guarantor’s obligations under this Indenture, the Notes and the Note Guarantees shall be revived and reinstated as though no deposit had occurred pursuant to Section 11.01; provided that if the Company has made any payment of principal, premium and Additional Amounts, if any, or interest on any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities held by the Trustee or Paying Agent, as the case may be.

ARTICLE 12

MISCELLANEOUS

Section 12.01 Trust Indenture Legislation.

If and to the extent that any provision of this Indenture limits, qualifies, or conflicts with a mandatory requirement of Trust Indenture Legislation, such mandatory requirement shall prevail. The Company, the Trustee, and each Holder shall at all times, in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Trust Indenture Legislation, as applicable.

Section 12.02 Notices.

(a) Any notice or communication to the Company, any Guarantor or the Trustee is duly given if in writing and (1) delivered in person, (2) mailed by first-class mail (certified or registered, return receipt requested), postage prepaid, or overnight air courier guaranteeing next day delivery or (3) sent by facsimile or electronic transmission, to its address:

if to the Company or any Guarantor:

c/o ATS Corporation

730 Fountain Street, Building #3

Cambridge, Ontario, Canada

N3H 4R7

Fax No.: (519) 653-6545

Attention: Treasurer

if to the Trustee:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario

M5J 2Y1

Attention: Manager, Corporate Trust

Email: corporatetrust.toronto@computershare.com

The Company, any Guarantor or the Trustee, by like notice, may designate additional or different addresses for subsequent notices or communications.

(b) All notices and communications (other than those sent to Holders) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; on the first date of which publication is made, if by publication; five calendar days after being deposited in the mail, postage prepaid, if mailed by first-class mail; the next Business Day after timely delivery to the courier, if mailed by overnight air courier guaranteeing next day delivery; when receipt acknowledged, if sent by facsimile or electronic transmission; provided that any notice or communication delivered to the Trustee shall be deemed effective upon actual receipt thereof.

(c) Any notice or communication to a Holder shall be mailed by first-class mail (certified or registered, return receipt requested) or by overnight air courier guaranteeing next day delivery to its address shown on the Note Register or by such other delivery system as the Trustee agrees to accept. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

(d) Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

(e) Notwithstanding any other provision of this Indenture or any Note, where this Indenture or any Note provides for notice of any event (including any notice of redemption pursuant to Section 3.07) to any Holder of an interest in a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to CDS or any other applicable Depositary for such Note (or its designee), according to the Applicable Procedures of such Depositary, if any, prescribed for the giving of such notice.

(f) The Trustee agrees to accept and act upon notice, instructions or directions pursuant to this Indenture sent by unsecured facsimile or electronic transmission; provided, however, that (1) the party providing such written notice, instructions or directions, subsequent to such transmission of written instructions, shall provide a copy of such notice, instructions or directions to the Trustee by mail or overnight courier in a timely manner, and (2) such notice, instructions or directions shall be signed by an authorized representative of the party providing such notice, instructions or directions. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reasonable reliance upon and compliance with such notice, instructions or directions notwithstanding such notice, instructions or directions conflict or are inconsistent with a subsequent notice, instructions or directions.

(g) If a notice or communication is sent in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

(h) If the Company mails a notice or communication to Holders, it shall mail a copy to the Trustee and each Agent at the same time.

Section 12.03 Communication by Holders with Other Holders.

Holders may communicate with other Holders with respect to their rights under this Indenture or the Notes.

Section 12.04 Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 12.05 No Personal Liability of Stockholders, Partners, Officers or Directors.

No director, manager, officer, employee, equity owner, general or limited partner, incorporator or other Person acting in any capacity similar to any of the foregoing, past, present or future, of the Company or any of its Subsidiaries, as such or in such capacity, shall have any personal liability for any obligations of the Company or the Guarantors under the Notes, any Note Guarantee or this Indenture by reason of such status.

Each Holder of Notes by accepting a Note expressly waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

Section 12.06 Governing Law and Attornment.

THIS INDENTURE, THE NOTES AND ANY NOTE GUARANTEE WILL BE GOVERNED BY, AND WILL BE CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. WITH RESPECT TO ANY SUIT, ACTION OR PROCEEDINGS RELATING TO THIS INDENTURE, ANY SUPPLEMENTAL INDENTURE OR ANY NOTE, THE COMPANY, THE GUARANTORS, THE TRUSTEE AND EACH HOLDER IRREVOCABLY SUBMIT AND ATTORN TO THE NON-EXCLUSIVE JURISDICTION OF THE COURTS OF THE PROVINCE OF ONTARIO.

Section 12.07 Waiver of Jury Trial.

EACH OF THE COMPANY, THE GUARANTORS AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES, THE NOTE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.08 Service of Process.

Each Guarantor that is organized outside of Canada hereby appoints the Company as its agent for service of process in any suit, action or proceeding with respect to this Indenture, the Notes or the Guarantees.

Section 12.09 Force Majeure.

In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused by, directly or indirectly, forces beyond its reasonable control, including without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, epidemics, pandemics, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 12.10 Privacy Laws.

The parties acknowledge that federal or provincial legislation concerning the protection of individuals’ personal information (collectively, “Privacy Laws”) may apply to obligations and activities under this Indenture. Despite any other provision hereof, no party shall, in the performance of their respective obligations hereunder, take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company shall, prior to transferring or causing to be transferred such personal information to the Trustee, obtain and retain any required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under applicable Privacy Laws. In performing its duties and responsibilities hereunder, the Trustee shall comply with applicable Privacy Laws and, in particular, agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes for which the information was provided and only in connection with the Trustee providing its services under or ancillary to this Indenture, and not to use it for any other purpose except with the consent of or direction from the Company or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification. Subject to the foregoing, the Trustee may transfer such personal information to service providers in the United States for data processing and/or storage.

Section 12.11 Tax Reporting.

The Company agrees to provide the Trustee with its certified tax identification numbers and other forms, documents and information that the Trustee may request in order to fulfill any tax reporting function.

Section 12.12 No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or its Restricted Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 12.13 Successors.

All agreements of the Company in this Indenture and the Notes shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors. All agreements of each Guarantor in this Indenture shall bind its successors, except as otherwise provided in Section 10.06.

Section 12.14 Severability.

In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 12.15 Counterpart Originals.

The parties may sign any number of copies of this Indenture. Each signed copy shall be deemed to be an original, but all of them together represent the same agreement.

Section 12.16 Table of Contents, Headings, etc.

The Table of Contents, Cross-Reference Table and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 12.17 Facsimile and Electronic Transmission of Signature Pages.

The exchange of copies of this Indenture and of signature pages by facsimile or electronic transmission (including .pdf file, ..jpeg file, Adobe Sign, or DocuSign) shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or electronic transmission (including .pdf file, .jpeg file, Adobe Sign, or DocuSign) shall be deemed to be their original signatures for all purposes.

Section 12.18 Payments Due on Non-Business Days.

In any case where any Interest Payment Date, redemption date or repurchase date or the Stated Maturity of the Notes shall not be a Business Day, then (notwithstanding any other provision of this Indenture or of the Notes) payment of principal, premium and Additional Amounts, if any, or interest on the Notes need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, redemption date or repurchase date, or at the Stated Maturity of the Notes, provided that no interest will accrue for the period from and after such Interest Payment Date, redemption date, repurchase date or Stated Maturity, as the case may be.

Section 12.19 Time of Essence.

Time shall be of the essence of this Indenture.

[Signatures on following page]

ATS CORPORATION, as Company

By:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

By:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

[Signature Page to Trust Indenture]

ATS AUTOMATION TOOLING SYSTEMS GMBH, as Guarantor

By:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

[Signature Page to Trust Indenture]

ATS INDUSTRIAL AUTOMATION INC., as Guarantor

By:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

[Signature Page to Trust Indenture]

BIODOT, INC., as Guarantor

By:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

[Signature Page to Trust Indenture]

IWK VERPACKUNGSTECHNIK GMBH, as Guarantor

By:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

[Signature Page to Trust Indenture]

PROCESS AUTOMATION SOLUTIONS GMBH, as Guarantor

By:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

[Signature Page to Trust Indenture]

PA SOLUTIONS, INC., as Guarantor

By:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

[Signature Page to Trust Indenture]

ATS OHIO, INC., as Guarantor

By:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

[Signature Page to Trust Indenture]

ATS AUTOMATION LLC, as Guarantor

By:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

[Signature Page to Trust Indenture]

SP INDUSTRIES, INC., as Guarantor

By:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

[Signature Page to Trust Indenture]

ATS ASSEMBLY AND TEST, INC., as Guarantor

By:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

[Signature Page to Trust Indenture]

AUTOMATION TOOLING SYSTEMS ENTERPRISES, INC., as Guarantor

By:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

[Signature Page to Trust Indenture]

AVIDITY SCIENCE, LLC, as Guarantor

By:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

[Signature Page to Trust Indenture]

BEL-ART PRODUCTS, INC., as Guarantor

By:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

[Signature Page to Trust Indenture]

GENEVAC LTD., as Guarantor

By:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

[Signature Page to Trust Indenture]

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

By:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

[Signature Page to Trust Indenture]

EXHIBIT A

[FORM OF FACE OF NOTE]

[Insert the Restricted Notes Legend, if applicable, pursuant to the provisions of the Indenture]

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF ATS CORPORATION (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, INDIRECTLY OR DIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144 THEREUNDER, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT), IN ACCORDANCE WITH RULE 144A UNDER THE U.S. SECURITIES ACT, (D) TO AN INSTITUTIONAL ACCREDITED INVESTOR (WITHIN THE MEANING OF RULE 501(A)(1), (2), (3) OR (7) UNDER THE U.S. SECURITIES ACT) THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER INSTITUTIONAL ACCREDITED INVESTOR OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, AND, SUBJECT TO THE CORPORATION’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE, PLEDGE OR TRANSFER TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THIS SECURITY FROM IT OF THE RESALE RESTRICTIONS REFERRED TO IN (A) THROUGH (E) ABOVE. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT.

[Insert the Global Notes Legend, if applicable, pursuant to the provisions of the Indenture]

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO ATS CORPORATION OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS),

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ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS NOTE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS NOTE.

TRANSFERS OF THIS NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CDS & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE.

* * *

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY IN CANADA BEFORE DECEMBER 22, 2024.

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Unrestricted Global Note CUSIP 00217YAA2

Unrestricted Global Note ISIN CA00217YAA25

Restricted Global Note CUSIP 00217YAB0

Restricted Global Note ISIN CA00217YAB08

6.50% Senior Notes due 2032

No. •

ATS Corporation

promises to pay to CDS & CO. or registered assigns the principal sum _______• Canadian Dollars (as may be increased or decreased as set forth on the Schedule of Increases and Decreases attached hereto) on August 21, 2032.

Interest Payment Dates: February 21 and August 21

Record Dates: February 6 and August 6

Reference is made to further provisions of this Note set forth herein, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to herein by manual signature, this Note shall not be entitled to any benefits under the Indenture referred to herein or be valid or obligatory for any purpose.

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IN WITNESS HEREOF, the Company has caused this instrument to be duly executed.

Dated:

ATS Corporation

By:
Name:
Title:

By:
Name:
Title:

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CERTIFICATE OF AUTHENTICATION

This is one of the Notes referred to in the within-mentioned Indenture:

Computershare Trust Company of Canada, as Trustee

By:
Name:
Title:

Dated:

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[Reverse Side of Note]

6.50% Senior Notes due 2032

Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1. INTEREST. ATS Corporation, an Ontario corporation (the “Company”), promises to pay interest on the principal amount of this Note at 6.50% per annum until but excluding maturity. The Company shall pay interest semi-annually in arrears on February 21 and August 21 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each, an “Interest Payment Date”). Interest on the Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including August 21, 2024; provided that the first Interest Payment Date shall be February 21, 2025. The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand at the interest rate on the Notes to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace periods) from time to time on demand at the interest rate on the Notes to the extent lawful. Interest shall be computed on the basis of a 365-day or 366- year, as applicable, and the actual number of days elapsed in the applicable period.

2. METHOD OF PAYMENT. The Company will pay interest on the Notes (except defaulted interest) on the applicable Interest Payment Date to the Persons who are registered Holders of record at the close of business on February 6 and August 6, as the case may be, immediately preceding such Interest Payment Date (whether or not a Business Day), even if such Notes are cancelled after such Record Date and on or before such Interest Payment Date, except as provided Section 2.14 of the Indenture with respect to defaulted interest.

Any payments of principal of this Note prior to Stated Maturity shall be binding upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not noted hereon. The final principal amount due and payable at the maturity of this Note shall be payable only upon presentation and surrender of this Note at an office of the Trustee or the Trustee’s agent appointed for such purposes. Payments in respect of Global Notes will be made by wire transfer of immediately available funds to the Depository.

3. TRANSFER AGENT, PAYING AGENT AND REGISTRAR. Initially, Computershare Trust Company of Canada, the Trustee under the Indenture, shall act as transfer agent, Paying Agent and Registrar. The Company may change any transfer agent, Paying Agent or Registrar without notice to the Holders. The Company or any of its Restricted Subsidiaries may act in any such capacity.

4. INDENTURE. The Company issued the Notes under an Indenture dated as of August 21, 2024 (the “Indenture”), among the Company, the Guarantors thereto and the Trustee. To the extent the provisions of this Note are inconsistent with the provisions of the Indenture, the Indenture shall govern. The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of such terms. The Initial Notes issued on the Issue Date are senior obligations of the Company in an aggregate principal amount of $400,000,000. The Indenture permits the issuance of Additional Notes subject to compliance with certain conditions.

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The payment of principal and interest on the Notes and all other amounts under the Indenture is unconditionally guaranteed, jointly and severally, on a senior unsecured basis by the Guarantors.

5. REDEMPTION AND REPURCHASE. The Notes are subject to optional redemption, and may be the subject of an Offer to Purchase, as further described in the Indenture. The Company shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

6. DENOMINATIONS, TRANSFER, EXCHANGE. The Notes are in registered form without coupons in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and Holders shall be required to pay any taxes and fees required by law or permitted by the Indenture. The Company need not exchange or register the transfer of any Note or portion of a Note selected for redemption or tendered for repurchase in connection with an Offer to Purchase, except for the unredeemed portion of any Note being redeemed or repurchased in part.

7. PERSONS DEEMED OWNERS. The registered Holder of a Note may be treated as its owner for all purposes.

8. AMENDMENT, SUPPLEMENT AND WAIVER. The Indenture, the Notes or the Note Guarantees may be amended or supplemented, and provisions in the Indenture, the Notes or the Note Guarantees may be waived, in each case, as provided in the Indenture.

9. DEFAULTS AND REMEDIES. The Events of Default relating to the Notes are defined in Section 6.01 of the Indenture. Upon the occurrence of an Event of Default, the rights and obligations of the Company, the Guarantors, the Trustee and the Holders shall be as set forth in the applicable provisions of the Indenture.

10. AUTHENTICATION. This Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated by the manual or electronic signature of the Trustee.

11. GOVERNING LAW. THIS NOTE WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN.

ATS Corporation

730 Fountain Street North

Cambridge, Ontario, Canada

N3H 4R7

Fax No.: (519) 653-6545

Email: akapur@atsautomation.com

Attention: Treasury Department

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ASSIGNMENT FORM

To assign this Note, fill in the form below:
(I) or (we) assign and transfer this Note to:
(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint
to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Date: _____________________

Your Signature: _________________________
(Sign exactly as your name appears on the face of this Note)

Signature Guarantee*: __________________________________

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

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CERTIFICATE TO BE DELIVERED UPON EXCHANGE OR

REGISTRATION OF TRANSFERS OF TRANSFER RESTRICTED NOTES

This certificate relates to $_________ principal amount of Notes held in (check applicable space) ____ book-entry or _____ definitive form by the undersigned.

The undersigned (check one box below):

☐

has requested the Trustee by written order to deliver in exchange for its beneficial interest in a Global Note held by the Depositary a Note or Notes in definitive, registered form of authorized denominations and an aggregate principal amount equal to its beneficial interest in such Global Note (or the portion thereof indicated above) in accordance with the Indenture; or

☐	has requested the Trustee by written order to exchange or register the transfer of a Note or Notes.

In connection with any transfer of any of the Notes evidenced by this certificate, the undersigned confirms that such Notes are being transferred in accordance with its terms:

CHECK ONE BOX BELOW

(1)	☐ to the Company or subsidiary thereof; or

(2)	☐ to the Registrar for registration in the name of the Holder, without transfer; or

(3)	☐ pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”); or

(4)

☐ to a Person that the undersigned reasonably believes is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (“Rule 144A”)) that purchases for its own account or for the account of a qualified institutional buyer and to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A; or

(5)

☐ pursuant to offers and sales to non-U.S. persons that occur outside the United States within the meaning of Regulation S under the Securities Act (and if the transfer is being made prior to the expiration of the Distribution Compliance Period, the Notes shall be held immediately thereafter through Euroclear or Clearstream); or

(6)

☐ to an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) that has furnished to the Trustee a signed letter containing certain representations and agreements; or

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(7)	☐ pursuant to Rule 144 under the Securities Act; or

(8)	☐ pursuant to another available exemption from registration under the Securities Act.

Unless one of the boxes is checked, the Trustee will refuse to register any of the Notes evidenced by this certificate in the name of any Person other than the registered Holder thereof; provided, however, that if box (5), (6), (7) or (8) is checked, the Company or the Trustee may require, prior to registering any such transfer of the Notes, such legal opinions, certifications and other information as the Company or the Trustee has reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Your Signature

Date:
Signature of Signature Guarantor

TO BE COMPLETED BY PURCHASER IF (4) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Date:
NOTICE: To be executed by an executive officer
Name: Title:

Signature Guarantee*: __________________________________

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

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TO BE COMPLETED IF THE HOLDER REQUIRES AN EXCHANGE FROM A REGULATION S GLOBAL NOTE TO AN UNRESTRICTED GLOBAL NOTE, PURSUANT TO THE INDENTURE

The undersigned represents and warrants that either:

☐	the undersigned is not a dealer (as defined in the Securities Act) and is a non-U.S. person (within the meaning of Regulation S under the Securities Act); or

☐

the undersigned is not a dealer (as defined in the Securities Act) and is a U.S. person (within the meaning of Regulation S under the Securities Act) who purchased interests in the Notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements under the Securities Act; or

☐

the undersigned is a dealer (as defined in the Securities Act) and the interest of the undersigned in this Note does not constitute the whole or a part of an unsold allotment to or subscription by such dealer for the Notes.

Date :
Your Signature

Your Signature

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OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Company pursuant to Section 4.15 or Section 4.16 of the Indenture, check the appropriate box below:

[ ] Section 4.15 [ ] Section 4.16

If you want to elect to have only part of this Note purchased by the Company pursuant to Section 4.15 or Section 4.16 of the Indenture, state the amount you elect to have purchased:

$ ___________________________	(integral multiples of $1,000, provided that the unpurchased portion must be in a minimum principal amount of $2,000)

Date : _________________________

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Tax Identification No:

Signature Guarantee*: __________________________________

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

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SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE*

The initial outstanding principal amount of this Global Note is $__________.

The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of Global Note following such decrease or increase	Signature of authorized signatory of Trustee, Depositary or Custodian

*	This schedule should be included only if the Note is issued in global form.

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EXHIBIT B

FORM OF

TRANSFEREE LETTER OF REPRESENTATION

ATS Corporation

730 Fountain Street North

Cambridge, Ontario, Canada

N3H 4R7

Fax No.: (519) 653-6545

Email: akapur@atsautomation.com

Attention: Treasury Department

Ladies and Gentlemen:

This certificate is delivered to request a transfer of Cdn$_______ principal amount of the 6.50% Senior Notes due 2032 (the “Notes”) of ATS Corporation (the “Company”).

Upon transfer, the Notes would be registered in the name of the new beneficial owner as follows:

Name: ________________________

Address: ______________________

Taxpayer ID Number: ____________

The undersigned represents and warrants to you that:

1. We are an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933, as amended (the “Securities Act”)), purchasing for our own account or for the account of such an institutional “accredited investor” at least US$250,000 principal amount of the Notes, and we are acquiring the Notes, for investment purposes and not with a view to, or for offer or sale in connection with, any distribution in violation of the Securities Act. We have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Notes, and we invest in or purchase securities similar to the Notes in the normal course of our business. We, and any accounts for which we are acting, are each able to bear the economic risk of our or its investment.

2. We understand that the Notes have not been registered under the Securities Act and, unless so registered, may not be sold except as permitted in the following sentence. We agree on our own behalf and on behalf of any investor account for which we are purchasing Notes to offer, sell or otherwise transfer such Notes prior to the date that is one year after the later of the date of original issue and the last date on which the Company or any affiliate of the Company was the owner of such Notes (or any predecessor thereto) (the “Resale Restriction Termination Date”) only in accordance with the Restricted Notes Legend (as such term is defined in the indenture under which the Notes were issued) on the Notes and any applicable securities laws of any state of the United States. The foregoing restrictions on resale will not apply subsequent to the Resale

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Restriction Termination Date. If any resale or other transfer of the Notes is proposed to be made pursuant to clause (e) above prior to the Resale Restriction Termination Date, the transferor shall deliver a letter from the transferee substantially in the form of this letter to the Company and the Trustee, which shall provide, among other things, that the transferee is an institutional “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act and that it is acquiring such Notes for investment purposes and not for distribution in violation of the Securities Act. Each purchaser acknowledges that the Company and the Trustee reserve the right prior to the offer, sale or other transfer prior to the Resale Restriction Termination Date of the Notes with respect to applicable transfers described in the Restricted Notes Legend to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to the Company and the Trustee.

TRANSFEREE: _____________________________________

by: ____________________________

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EXHIBIT C

FORM OF SUPPLEMENTAL INDENTURE

TO BE DELIVERED BY SUBSEQUENT GUARANTORS

Supplemental Indenture (this “Supplemental Indenture”), dated as of __________ ___, 20__, among __________________ (the “Guaranteeing Subsidiary”), a subsidiary of ATS Corporation, an Ontario corporation (the “Company”), and Computershare Trust Company of Canada, as trustee, transfer agent, paying agent and registrar under such Indenture (the “Trustee”).

W I T N E S S E T H

WHEREAS, each of the Company and the Guarantors (as defined in the Indenture referred to below) has heretofore executed and delivered to the Trustee a Senior Notes Indenture (the “Indenture”), dated as of August 21, 2024, providing for the issuance of an unlimited aggregate principal amount of 6.50% Senior Notes due 2032 (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally Guarantee all of the Company’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein and under the Indenture; and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. Guarantor. The Guaranteeing Subsidiary hereby agrees to be a Guarantor under the Indenture and to be bound by the terms of the Indenture applicable to Guarantors, including Article 10 thereof.

3. Governing Law. THIS SUPPLEMENTAL INDENTURE WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN.

4. Waiver of Jury Trial. EACH OF THE COMPANY, THE GUARANTORS AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES, THE NOTE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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5. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be deemed to be an original, but all of them together represent the same agreement.

6. Headings. The headings of the Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

7. The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

[NAME OF GUARANTEEING SUBSIDIARY]

By:
Name:
Title:

Computershare Trust Company of Canada, as Trustee

By:
Name:
Title:

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